
03050496

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Keika Express Co., Ltd

*CURRENT ADDRESS 12-32, Kakiuchi-cho, Kadoma-shi
Osaka (Japan)

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34718 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE : 5-1-03

November 15, 2002

Brief Statement of Interim Financial Results for the Fiscal Year ending March 2003 (Consolidated)

Name of the Listed Company: **Keika Express Co., Ltd.**

Securities Exchange where Listed: **Osaka Securities Exchange, Co., Ltd.**

Security Code Number: **9374**

URL: http://www.keikaexp.co.jp/

Location of Head Office: **Osaka-pref.**

For Inquiries: **Yuzuru Yanaka, Operating Officer and Accounting Manager**

Telephone: +81-06-6907-5770 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

November 15, 2002

US GAAP: **Not applicable**

1. Consolidated Earnings of Interim Fiscal Year ended September 2002

(1) Consolidated Operating Result

	Net Sales	Operating Profit	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Interim Fiscal Year ended September 2002	18,181 (22.5)	478 (56.2)	578 (60.6)
Interim Fiscal Year ended September 2001	14,848 (18.9)	306 (Δ54.3)	360 (Δ50.9)
Fiscal Year ended March 2002	32,208	2,245	2,346

	Interim Net Earnings	Interim Net Earnings per Share	Interim Net Earnings per Share after adjustment of potential shares
	Millions of Yen %	Yen	Yen
Interim Fiscal Year ended September 2002	347 (–)	45.26	45.22
Interim Fiscal Year ended September 2001	Δ73 (–)	Δ9.71	–
Fiscal Year ended March 2002	1,053	138.33	138.22

(Footnotes: translation omitted)

(2) Consolidated Financial Condition

	Net Assets	Share Capital	Ratio of Share Capital	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim Fiscal Year ended September 2002	18,833	6,130	32.6	798.86
Interim Fiscal Year ended September 2001	14,196	4,922	34.7	649.36
Fiscal Year ended March 2002	17,249	6,110	35.4	794.93

(Footnotes: translation omitted)

(3) Condition of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalent
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Interim Fiscal Year ended September 2002	Δ1,254	Δ642	1,941	3,157
Interim Fiscal Year ended September 2001	Δ2,435	324	1,931	1,974
Fiscal Year ended March 2002	Δ1,561	Δ195	2,659	3,055

(4) Matters concerning the Range of Consolidation and Equity Method

Consolidated Subsidiaries: 3

Non-consolidated Subsidiaries on Equity Method: 0

Non-consolidated Subsidiaries Not on Equity Method: 0

(5) Changes in the Range of Consolidation and Equity Method

New Consolidated Subsidiaries: 1

Excluded Consolidated Subsidiaries: 0

New Non-consolidated Subsidiaries on Equity Method: 0

Excluded Non-consolidated Subsidiaries on Equity Method: 0

2. Consolidated Earnings Forecast of Fiscal Year ending March 2003

	Net Sales	Recurring Profit	Current Net Earnings
	Millions of Yen	Millions of Yen	Millions of Yen
Whole Fiscal Year	34,314	1,786	1,193

Reference: Estimated Current Net Earnings per Share

(Consolidated) 155.50 Yen

Estimated Current Net Earnings per Share

(Non-consolidated) 78.50 Yen

(Footnotes: translation omitted)

(Attachment)

1. Corporate Group

The Keika Express Group (Keika Express Co., Ltd. and its associated companies) consists of Keika Express Co., Ltd. and its three subsidiaries, MC Convenience Co., Ltd., Luck PLC, and Keika Express CS Corporation. The Group's activities include freight transportation contracting and owner-operator development businesses.

MC Convenience Co., Ltd., Keika Express CS Corporation and Luck PLC are consolidated subsidiaries. Luck PLC was previously a non-consolidated subsidiary but became a consolidated subsidiary in the first half of the current year because of its increasing importance.

Business Activities

- Transportation Section(consigned freight transportation business)

Activities in this segment include transportation of freight on behalf of customers, warehouse operations and delivery services, as well as various incidental services associated with transportation, such as installation, assembly, wiring, inspection and display of goods at delivery sites. Customers appreciate the ability of the Keika Group to provide services in areas that are generally difficult for major transportation firms, such as non-standard freight, high-frequency, small-lot freight, same-day freight, and transportation of fresh foodstuffs, as well as incidental services.

Consigned freight transportation services are provided mainly under long-term agreements with customers (shippers). The Keika Express Group helps shippers to outsource their physical distribution and related operations. Services contracted to Keika Express by shippers are actually performed by owner-operators who have signed basic outsourcing agreements with Keika Express. Short-term casual employees and other workers who have not entered into basic outsourcing agreements are used for some incidental services.

Owner-operators are paid 76% of monthly sales as contract charges. There is an incentive scheme under which the percentage rises to 78% for owner-operators who have dealt with Keika Express for at least one year but less than two, to 80% after at least two years but less than three, to 82% after at least three years but less than five, and to 84% after five years. Annual sales guarantees are also provided, subject to certain conditions.

Keika Express CS Corporation is contracted by customers to provide transportation services and incidental services for small, medium and large freight items. It operates mainly in the Tokyo Metropolitan Area. It uses its own staff, including drivers, to provide these services.

Other revenues from transportation operations include contributions to the cost of freight accident countermeasures, which are levied only on operating days as a provision against accidents, and contributions to business development costs, which are levied to cover the cost of service contracting applications. These charges are levied from owner-operators.

- Sales Section (including owner-operator development business)

The role of this business segment is to develop the owner-operators needed to assume freight transportation contracts. Owner-operators are recruited mainly through job listing fliers. Independent business establishment seminars are held throughout Japan, and people are selected for owner-operator development after careful screening. Revenues from this segment include sales of light trucks and accessories based on Keika Express specifications, and commissions from affiliated businesses, such as vehicle loan arrangement commissions and commissions received from finance companies for administrative services provided by Keika Express. MC Convenience Co., Ltd. also earns income in the form of customer commissions for the arrangement of installment purchases, as well as lease income and other revenues.

Keika Express maximizes earnings from its vehicle sales business in two ways. First, it reduces costs through bulk purchasing of vehicles, parts and other essentials. Second, it adds value to its vehicles by increasing load capacity and loading efficiency compared with vehicles available on the general market.

MC Convenience Co., Ltd. arrangements installment purchase plans and leases for Keika Express owner-operators. The activities of Luck PLC include the sale of used light freight vehicles and accessories to Keika Express.

Segment	Item	Contents	Company Name
Transportation Section (Consigned Freight Transportation Business)	Income from transportation business	Outsources logistic operations	Keika Express Co., Ltd.
	Other income	Incidental income to the above	Keika Express CS (Consolidated subsidiary)
Sales Section (Owner Operator Development Business)	Income from sales of products	Sales of light motor trucks and their accessories to owner-operators	Keika Express Co., Ltd.
	Other income from sales	Incidental income to the above	MC Convenience Co., Ltd. (Consolidated subsidiary) Luck PLC (Non-consolidated subsidiary)

[System diagram - see Investor Guide]

2. Management Policy

(1) Basic management policy

Keika Express Co., Ltd. describes itself as "a trucking firm without trucks." It accepts contracts from shippers and provides low-cost, small-lot transportation services and incidental services. These services are actually outsourced from owner-operators developed by Keika Express. This approach is known as "double-outsourcing."

The efforts of businesses to reduce costs are reflected in growing demand for physical distribution outsourcing. Consumer demand for home delivery services is also expanding. The basic management policy of Keika Express is to achieve shared prosperity with customers and owner-operators, and to earn the trust of shareholders through its role as a physical distribution partner capable of providing its customers with optimized physical distribution infrastructure, including support and consultation.

In recent years Japan has experienced changes in its employment structure and a prolonged recession driven by deflationary trends. The resulting restructuring in the business sector has had a major impact on both business activities and livelihoods.

These changes have also started to affect the physical distribution sector. Businesses are turning to strategic outsourcing so that they can focus their energies on their own core competencies, and most companies see the establishment of efficient physical

distribution systems as a key priority. Keika Express will continue to offer physical distribution support and consultation in various formats to meet the growing demand for business outsourcing. Its mission is to work in partnership with its customers to build new physical distribution service infrastructure that reflect current needs, and to provide consistently innovative physical distribution services.

(2) Basic policy on profit appropriation

Reliable profit distribution to shareholders is one the most important management priorities for Keika Express. Dividends will continue to be decided on the basis of business results in each accounting period, taking into account the need to retain income for future business development.

(3) Medium- and long-range management strategy

As "a trucking firm without trucks," Keika Express uses light freight vehicles to provide low-cost, small-lot transportation services under a non-asset business structure. Through this activity, it has helped businesses to establish optimized physical distribution systems. The strength of the Keika Express Group is derived from its ability to provide low-cost transportation of non-standard items through services that are totally different from those offered by conventional physical distribution companies, and from a sales development approach based on proposal marketing of physical distribution solutions that are customized to match the needs of individual businesses. Keika Express plans to expand and enhance its sales development operations, and to make its customized, non-standard physical distribution services the core for the continuing expansion of its business activities.

This strategy for the medium- to long-term future was reflected in the establishment of the new Keika B2B EXPRESS service, a small-lot mixed-load transportation service for the business-to-business (B2B) market. Initially this service will be offered in the 23 wards of Tokyo proper. As demand grows, the service area will be expanded to include the entire Tokyo Metropolitan Area, and eventually the Chubu and Kinki regions as well. Keika Express plans to attract demand for this type of service by moving into the larger market for small-lot mixed-load transportation services for businesses. It will diversify its operations to include not only its existing freight services, which are based on the exclusive use of vehicles for individual businesses, but also combined-load services for multiple businesses. Keika Express has already completed its nationwide network. In the future, it will use long-distance combined-load operators, including some acquired through M&A, in addition to its owner-operators. These networks will continue to be operated under a highly efficient model based on utilization rather than ownership. This

approach will allow Keika Express to develop low-cost, order-made services that are distinctly different from the services offered by conventional physical distribution contractors.

(4) Challenges

A key issue affecting the owner-operator development business relates to Japan's employment environment over the past few years. There has been a sustained growth trend in the number of applicants wishing to become owner-operators, but the financial status of applicants has continued to deteriorate over the years. Keika Express has limited the number of new owner-operators accepted for development, but owner-operator recruitment remains an imperative because of the growth of its transportation business. One solution has been the establishment of a start-up support business for light vehicle transportation operators based on the partial outsourcing of owner-operator development. In addition, Keika Express will also build efficient light-truck transportation capacity through the use of M&A and alliances to secure mixed-load freight operators. Keika Express aims to secure owner-operators while minimizing its exposure to new long-term receivables and other burdens. It will work under this structure to expand the use of double-outsourcing in its transportation operations.

(5) Policies concerning the development of the management organization

The basic policy of the Board of Directors of Keika Express is to make prompt management decisions after careful discussion and verification of management issues, business opportunities, and related management strategies at its monthly meetings. Management checking functions include audits carried out by the audit committee and an audit corporation. In addition, auditors are invited to speak and offer opinions at board meetings as part of continuing efforts to ensure good corporate governance.

3. Business Performance and Financial Position

(1) Business performance

a. Performance in the first half of the current consolidated accounting period

Despite global economic stagnation resulting from uncertainty about the outlook for the U.S. economy, the Japanese economy staged a temporary rally driven by export growth and other factors in the first half of the current consolidated accounting period. However,

the mood of stagnation continued to deepen because of factors that included a deteriorating employment and income environment and falling share prices.

The transportation sector was affected by the lack of a recovery in business sector motivation to invest in new plant and facilities. This was reflected in a downward trend in freight volumes. Home delivery freight, which is the driving force of the industry, continued to show marginal growth.

The Keika Express Group continued to develop its business activities, especially its freight contracting operations, in this environment. In addition to the traditional demand for low-cost, non-standard freight services, Keika Express also enjoyed a successful start-up of the new Keika B2B EXPRESS service, a small-lot mixed-load transportation service for the business-to-business (B2B) market. It also continued the dynamic development of other approaches, including proposal sales based on outsourced transportation services using light freight vehicles, and the formation business partnerships. As a result, it was able to attract large volumes of contract business.

In the previous year Keika Express acquired Keika Express CS Corporation which has since become a consolidated subsidiary. Business support provided by Keika Express has been highly effective, allowing the new subsidiary to move into black and contribute to the Keika Express Group in the current interim period. Its operating profit increased by ¥520 million compared with the first half of the previous year to ¥220 million, while its recurring profit was ¥517 million higher at ¥214 million.

These factors are reflected in the consolidated results for the first half of the current accounting period. Net sales amounted to ¥18,181 million, an increase of 22.5% compared with the first half of the previous year. Gross profit on sales increased by 21.3% to ¥6,284 million, and operating profit was 56.2% higher at ¥478 million. Recurring profit reached ¥578 million, an increase of 60.6%, and interim net profit was ¥347 million, an improvement of ¥421 million.

Segment Information

- Transportation Section

There is growing demand for low-cost, small-lot delivery services, and demand for physical distribution outsourcing is also expanding. Keika Express worked energetically to attract demand.

A new medium-range business plan was introduced in the current accounting period. In addition to its existing freight services, which are based on the exclusive use of vehicles for individual businesses, Keika Express also launched the new Keika B2B EXPRESS service, a small-lot, mixed-load delivery service. Keika B2B EXPRESS sales amounted to ¥432 million, which is substantially higher than the ¥200 million target for the whole of the current year. Sales from existing exclusive freight services also increased by 6.1% compared with the first half of the previous year.

Sales in the transportation segment were buoyant, with a 10.0% increase compared with the first half of the previous year ¥12,179 million. The ratio of gross profit to sales declined by 4.0% to 19.2%. Reasons for this included payment of transportation sales guarantees to alliance partners because of problems with the recruitment of contract drivers. Without this payment, the ratio would have been 24.5%, an increase of 1.3%.

- Sales Section

Faced with a shortage of contract drivers to meet the demand for transportation services, Keika Express focused on the recruitment of new owner-operators through its owner-operator development business. It also partially outsourced this activity to other companies through its owner-operator development business, resulting in bulk sales of vehicles based on exclusive Keika Express specifications. As a result, sales in this segment increased by 58.9% compared with the first half of the previous year to ¥6,002 million.

Advertising expenditure, which is part of selling and administrative expenses, was reduced by 11.0% compared with the first half of the previous year to ¥1,191 million. Provision for doubtful accounts increased by ¥739 million to ¥890 million. This reflects long-term receivables and a reduced recovery ratio for claims affected by bankruptcies.

b. Forecast for the Year to March 2003

Economic conditions are expected to remain difficult because of factors that include concern about the U.S. economy, falling share prices, and bad loan disposal problem.

The focus of demand is shifting from consolidated transportation in medium or large trucks to delivery in light trucks that are suitable for low-cost, high-frequency small-lot transportation. As in the previous year, Keika Express responded to this change by working to discover new shippers, and by expanding the scope of its group activities through business alliances, M&A and other approaches.

The current business year is seen as a transitional period in which management policies focused increasingly on consolidated activities as a structure for the efficient networking of operations. Keika Express will continue to operate under a business style based on utilization rather than ownership. The core of that business style, and the source of the Keika Express Group's strength, is business development.

In the transportation segment, the yearly sales target for the Keika B2B EXPRESS service, a delivery system for small-lot, mixed-load freight, has been adjusted from ¥200 million to ¥1,336 million. Keika Express will increase its efforts to attract customers by achieving high standards of efficiency through the outsourcing of actual services, and it will use M&A and other means to secure mixed-load carriers throughout Japan. When contracting work to partner companies, Keika Express will provide comprehensive support to help those companies achieve rapid improvements in such areas as driver recruitment and the improvement of operating rates. Gross profit on sales in the transportation segment is expected to increase by around 5% in the second half of the current accounting period.

In the second half, Keika Express will also take steps to curb further growth in the balance of long-term receivables and claims affected by bankruptcy, and to recover existing claims. It will sell light trucks on commission for debtors. The vehicles will be sold to new owner-operators, and the proceeds from these sales will be used to recover debts and reduce the amount needed to provide for doubtful accounts.

Over the whole of the current business year, sales are expected to increase by 6.5% over the previous year's level to ¥34,314 million, while recurring profit is expected to decline by 23.9% to ¥1,786 million. The projected net profit figure of ¥1,193 million represents a year-on-year increase of 13.3%.

The inclusion of a Luck Co., Ltd., which was previously a non-consolidated subsidiary, in the consolidation has increased funds by ¥57 million. The balance of cash and cash equivalents in the current consolidated accounting period has increased by ¥44 million compared with the position at the end of the previous accounting period.

Cash flows from operating activities

Cash flows from operating activities were negative by ¥1,254 million, compared with the result for the previous accounting period. This reflects increases in trade receivables and installment sales receivable, as well as payments of income taxes, etc.

Cash flows from investment activities

Cash flows from investment activities in the first half of the current accounting period were negative by ¥642 million. Factors contributing to the reduction in cash flows include investment in negotiable securities and the acquisition of vehicle transportation equipment.

Cash flows from financial activities

Cash flows from financial activities were positive by ¥1,941 million. Contributing factors include the procurement of bank loans.

(2) Condition of Cash Flow

Segment	This Interim Consolidated Fiscal Year	Previous Interim Consolidated Fiscal Year	Previous Consolidated Fiscal Year
	April 1, 2002 September 30, 2002	April 1, 2001 September 30, 2001	March 31, 2002
	Amount	Amount	Amount
Cash Flow from Operating Activities	Δ1,254	Δ2,435	Δ1,561
Cash Flow from Investing Activities	Δ642	324	Δ195
Cash Flow from Financing Activities	1,941	1,931	2,659
Increase or Decrease in Cash and Cash Equivalent	44	Δ179	902
Closing Balance of Cash and Cash Equivalent	3,157	1,974	3,055

4. INTERIM FINANCIAL STATEMENT

INTERIM CONSOLIDATED BALANCE SHEET

(Unit: Millions of Yen)

ASSETS						
Item	This Interim Consolidated Fiscal Year (September 30, 2002)		Previous Interim Consolidated Fiscal Year (September 30, 2001)		Previous Consolidated Fiscal Year (March 31, 2002)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Current Assets	11,876	63.1	9,099	64.1	11,501	66.7
Cash on hand and in bank	3,992		2,580		3,785	
Notes receivable and accounts receivable	3,653		3,331		4,039	
Installment account receivable	2,797		2,164		2,141	
Inventories	50		40		107	
Deferred tax assets	225		146		247	
Accounts receivable	871		739		751	
Others	398		163		496	
Allowance for doubtful receivable	Δ111		Δ66		Δ68	
Fixed Assets	6,956	36.9	5,096	35.9	5,747	33.3
(Tangible Fixed Assets)	1,014		999		949	
Buildings and structures	281		285		277	
Machinery and delivery equipment	218		198		163	
Land	426		426		426	
Others	88		88		82	
(Intangible Fixed Assets)	378		457		418	
Consolidation adjustments account	261		336		299	
Others	116		121		119	
(Investments and other assets)	5,564		3,638		4,379	
Long-term accounts receivable	2,359		2,199		1,956	
Claims in bankruptcy	1,924		694		1,461	
Deferred tax assets	1,315		696		879	
Deposits	1,191		824		980	
Others	766		238		356	
Allowance for doubtful receivable	Δ1,992		Δ1,015		Δ1,254	
Total of Assets	18,833	100.0	14,196	100.0	17,249	100.0

LIABILITIES						
Item	This Interim Consolidated Fiscal Year (September 30, 2002)		Previous Interim Consolidated Fiscal Year (September 30, 2001)		Previous Consolidated Fiscal Year (March 31, 2002)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Current Liabilities	9,742	51.7	7,078	49.9	8,688	50.4
Notes payable and Accounts payable	392		447		568	
Short-term loans payable	3,950		2,326		2,455	
Long-term loans payable (maturity less than one year)	1,103		892		1,035	
Accounts payable to business consignors	1,531		1,348		1,538	
Corporate tax, etc. payable	546		374		1,108	
Reserves for remuneration	127		111		118	
Deferred interest for installment	1,033		744		755	
Others	1,056		832		1,109	
Fixed Liabilities	2,959	15.7	2,195	15.4	2,450	14.2
Bonds	396		-		204	
Long-term loans payable	2,106		1,696		1,787	
Reserves for retirement grants	94		122		97	
Reserves for retirement grants for retiring Directors and Corporate Auditors	272		243		256	
Others	90		133		104	
Total of Liabilities	12,702	67.4	9,273	65.3	11,138	64.6
MINORITY INTEREST						
Minority interest	-	-	-	-	-	-
EQUITY						
Paid-in capital	-	-	1,182	8.3	1,262	7.3
Additional paid-in capital	-	-	1,108	7.8	1,188	6.9
Surplus from consolidation	-	-	2,640	18.6	3,673	21.3
Difference resulting from evaluation of securities, etc.	-	-	Δ9	Δ0.0	Δ13	Δ0.1
Treasury shares	-	-	-	-	Δ0	Δ0.0
Total of Equity	-	-	4,922	34.7	6,110	35.4
Paid-in capital	1,262	6.7	-	-	-	-
Capital surplus	1,188	6.3	-	-	-	-
Earned surplus	3,820	20.3	-	-	-	-
Variance of the estimate of other securities	Δ133	Δ0.6	-	-	-	-
Treasury shares	Δ27	Δ0.1	-	-	-	-
Total of Equity	6,130	32.6	-	-	-	-
Total of Liabilities, Minority Interest, and Equity	18,833	100.0	14,196	100.0	17,249	100.0

INTERIM CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: Millions of Yen)

Item	This Interim Consolidated Fiscal Year [April 1, 2002 – September 30, 2002]		Previous Interim Consolidated Fiscal Year [April 1, 2001 – September 30, 2001]		Previous Consolidated Fiscal Year [April 1, 2001 – March 31, 2002]	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Net Sales	18,181	100.0	14,848	100.0	32,208	100.0
Sales Cost	11,897	65.4	9,666	65.1	20,006	62.1
Gross Profit on Sales	6,284	34.6	5,181	34.9	12,202	37.9
Selling Expenses and Administrative Expenses	5,805	31.9	4,874	32.8	9,957	30.9
Advertising and General Publicity Expenses	1,191		1,337		2,601	
Allowance for doubtful receivables	890		150		491	
Reserves for termination benefit	30		33		27	
Remuneration, Salary, and Allowance	1,753		1,633		3,410	
Reserves for bonus payment	114		99		108	
Welfare Expenses	245		276		505	
Traveling Expenses	253		259		502	
Rent Expenses	461		318		690	
Depreciation Expenses	56		56		119	
Others	809		709		1,499	
Operation Profit	478	2.6	306	2.1	2,245	7.0
Non-Operating Income	159	0.9	95	0.6	207	0.6
Commission Earned	30		36		69	
Compensation for Damage	65		35		91	
Cancel Charge receivable	30		9		11	
Others	32		14		35	
Non-Operating Expenses	60	0.3	42	0.3	106	0.3
Interest Payable	18		11		26	
Bond Issuing Expenses	7		10		16	
Charge and Commission	10		10		21	
Cash Discount on Sales	6		-		3	
Others	17		9		38	
Recurring Profit	578	3.2	360	2.4	2,346	7.3
Special Profit	3	0.0	0	0.0	1	0.0
Gain on sale of fixed assets	3		0		1	
Special Loss	19	0.1	63	0.4	52	0.2
Loss from retirement of fixed assets	2		2		7	
Appraisal loss from investment securities	16		60		45	
Interim Net Earnings before tax, etc.	563	3.1	297	2.0	2,295	7.1
Corporate tax, Resident tax and Enterprise tax	557	3.1	373	2.5	1,527	4.7
Corporate tax, etc. of previous periods	-	-	57	0.4	53	0.2
Adjustment for Corporate Tax, etc.	△ 341	△ 1.9	△ 59	△ 0.4	△ 339	△ 1.1
Interim Net Earnings or Losses	347	1.9	△ 73	△ 0.5	1,053	3.3

STATEMENT OF INTERIM CONSOLIDATED SURPLUS

(Unit: Millions of Yen)

Item	This Interim Consolidated Fiscal Year (April 1, 2002 – September 30, 2002)	Previous Interim Consolidated Fiscal Year (April 1, 2001 – September 30, 2001)	Previous Consolidated Fiscal Year (April 1, 2001 – March 31, 2002)
	Amount	Amount	Amount
Initial Balance of Consolidated Surplus	-	2,846	2,846
Decrease in Consolidated Surplus	-	132	226
Dividends	-	113	208
Bonus paid to Directors	-	18	18
Interim Net Earnings or Losses	-	△ 73	1,053
Interim Closing Balance of Interim Consolidated Surplus	-	2,640	3,673
(Capital surplus)			
Initial Balance of Capital Surplus	1,188	-	-
Initial balance of capital reserve	1,188	-	-
Interim Closing Balance of Interim Capital Surplus	1,188	-	-
(Earned Surplus)			
Initial Balance of Earned Surplus	3,673	-	-
Initial Balance of Consolidated Surplus	3,673	-	-
Increase in Earned Surplus	347	-	-
Interim net earnings	347	-	-
Decrease in Earned surplus	200	-	-
Dividends	172	-	-
Bonus paid to Directors	27	-	-
Interim Closing Balance of Earned Surplus	3,820	-	-

STATEMENT OF INTERIM CONSOLIDATED CASH FLOW

(Unit: Millions of Yen)

Item	This Interim Consolidated Fiscal Year (April 1, 2002 – September 30, 2002)	Previous Interim Consolidated Fiscal Year (April 1, 2001 – September 30, 2001)	Previous Consolidated Fiscal Year (April 1, 2001 – March 31, 2002)
	Amount	Amount	Amount
Cash Flow from Operating Activities			
Interim Net Earnings before tax, etc.	563	297	2,295
Depreciation expenses	68	65	140
Increase in reserves for credit losses	780	52	294
Increase or decrease in reserves for bonus payment	9	△ 1	6
Decrease in employees retirement benefit	△ 2	△ 12	△ 37
Increase in reserves for retirement grants for retiring Directors and Corporate Auditors	15	12	25
Interest earned and dividend earned	△ 5	△ 0	△ 2
Interest payment	18	11	26
Increase in trade receivable	△ 391	△ 1,243	△ 2,345
Increase in installment credit	△ 767	△ 465	△ 529
Increase or decrease in inventory assets	65	22	△ 44
Decrease in purchase amount payable	△ 197	△ 336	△ 47
Increase or decrease in unpaid consumption tax, etc.	△ 103	△ 9	128
Increase or decrease in other assets or debt	△ 182	△ 432	△ 672
Others	16	80	107
Sub-total	△ 113	△ 1,956	△ 654
Amount receivable for interest rate and dividend	5	0	2
Amount paid for interest rate	△ 16	△ 19	△ 33
Amount paid for corporate tax, etc.	△ 1,129	△ 459	△ 876
Cash Flow from Operating Activities	△ 1,254	△ 2,435	△ 1,561
Cash Flow from Investing Activities			
Expenditure for fixed-term deposits	△ 285	△ 229	△ 472
Receipts from fixed-term deposits	180	180	300
Expenditure for acquisition of tangible property	△ 110	△ 125	△ 141
Receipts from sale of tangible property	6	2	2
Expenditure for acquisition of investment securities	△ 441	-	△ 80
Receipts from sale of investment securities	-	3	3
Receipts from acquisition of shares of subsidiaries newly consolidated	-	515	515
Others	7	△ 21	△ 322
Cash Flow from Investing Activities	△ 642	324	△ 195
Cash Flow from Financing Activities			
Net balance of short-term borrowing	1,483	1,442	1,571
Receipts from long-term debt	950	1,000	1,700
Expenditure for payment of long-term borrowing	△ 570	△ 397	△ 862
Paid amount for dividends	△ 172	△ 113	△ 208
Receipts from issuing stocks	-	-	159
Receipts from issuing corporate bonds	300	-	300
Expenditure for redemption of corporate bonds	△ 48	-	-
Expenditure for reacquired share	-	-	△ 0
Cash Flow from Financing Activities	1,941	1,931	2,659
Commutation balance of cash and cash equivalent	-	-	-
Increase and decrease in cash and cash equivalent	44	△ 179	902
Initial balance of cash and cash equivalent	3,055	2,153	2,153
Increase in cash and cash equivalents associated with new consolidation	57	-	-
Interim Closing Balance of Cash and Cash Equivalent	3,157	1,974	3,055

(Footnotes) [translation omitted other than segment infromation]

Segment Information

1. Business Segment Information

First half of current accounting period (from April 1 to September 30, 2002)

(Millions of yen)

	Transportation	Owner-Operator Development	Total	Eliminations/ Corporate	Consolidated
Sales					
(1) Sales to customers	12,179	6,002	18,181	—	18,181
(2) Intersegment sales and transfers	—	47	47	(47)	—
Total	12,179	6,050	18,229	(47)	18,181
Operating expenses	12,206	4,786	16,993	709	17,702
Operating income (loss)	(27)	1,263	1,236	(757)	478

Notes:

1. Business classification method

Business activities are classified into transportation activities relating to freight transportation contracts, and development activities, which include development of the owner-operators needed to perform freight transportation contracts, and sales of vehicle bodies based on Keika Express specifications.

2. Description of business activities in each segment.

Segment	Product	Details
Transportation section (Consigned freight transportation business)	Freight transportation revenues	Contracting of light vehicle freight transportation and incidental service
	Other operating revenues	Freight insurance commissions, business development commissions, etc., pertaining to the above activities
Sales section (Owner-operator development business)	Sales of goods	Revenues from sales of light freight vehicles and accessories based on Keika Express specifications to owner-operators
	Other operating revenues	Affiliation charges, etc., pertaining to the above activities

3. Operating expenses include eliminations and corporate items that cannot be apportioned. These amount to ¥807 million and relate mainly to the parent company's administrative operations.

First half of previous consolidated accounting period (from April 1 to September 30, 2001)

(Millions of yen)

	Transportation	Owner-Operator Development	Total	Eliminations/ Corporate	Consolidated
Sales					
(1) Sales to customers	11,070	3,777	14,848	—	14,848
(2) Intersegment sales and transfers	—	117	117	(117)	—
Total	11,070	3,894	14,965	(117)	14,848
Operating expenses	10,688	3,167	13,855	685	14,541
Operating income (loss)	382	726	1,109	(802))	306

Previous consolidated accounting period (from April 1, 2001 to March 31, 2002)

(Millions of yen)

	Transportation	Owner-Operator Development	Total	Eliminations/ Corporate	Consolidated
Sales					
(1) Sales to customers	22,432	9,776	32,208	—	32,208
(2) Intersegment sales and transfers	—	117	117	(117)	—
Total	22,432	9,893	32,325	(117)	32,208
Operating expenses	21,621	7,110	28,732	1,231	29,963
Operating income (loss)	810	2,782	3,593	(1,348)	2,245

5. Sales Condition

(Unit: Millions of Yen)

Segment	This Interim Consolidated Fiscal Year (From April 1, 2002 To September 30, 2002)		Previous Interim Consolidated Fiscal Year (From April 1, 2001 To September 30, 2001)		Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002)	
	Amount of sales	Ratio	Amount of Sales	Ratio	Amount of sales	Ratio
Transportation business (Freight consignment)	12,179	67.0	11,070	74.6	22,432	69.6
Development business (Business consigners, etc.)	6,002	33.0	3,777	25.5	9,776	30.4
Total	18,181	100.0	14,848	100.0	32,208	100.0

November 15, 2002

Brief Statement of Interim Financial Results for the Fiscal Year ending March 2003 (Non-consolidated)

Name of the Listed Company: Keika Express Co., Ltd.

Securities Exchange where Listed: Osaka Securities Exchange, Co., Ltd.

Security Code Number: 9374

URL: http://www.keikaexp.co.jp/

Location of Head Office: Osaka-pref.

For Inquiries: Yuzuru Yanaka, Operating Officer and Accounting Manager

Telephone: +81-06-6907-5770 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

November 15, 2002

Interim Dividends: Applicable

Unit Share System: Applicable (1 unit = 100 Shares)

1. Earnings of Interim Fiscal Year ended September 2002

(1) Operating Result

	Net Sales	Operating Profit	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Interim Fiscal Year ended September 2002	16,750 (23.1)	263 (△66.5)	339 (△59.0)
Interim Fiscal Year ended September 2001	13,609 (12.4)	786 (63.9)	827 (64.1)
Fiscal Year ended March 2002	30,024	2,913	2,989

	Interim Net Earnings	Interim Net Earnings per Share
	Millions of Yen %	Yen
Interim Fiscal Year ended September 2002	139 (△60.8)	18.17
Interim Fiscal Year ended September 2001	356 (30.3)	47.02
Fiscal Year ended March 2002	1,586	208.39

(Footnotes: translation omitted)

(2) Condition of Dividends

	Interim Dividends per Share	Annual Dividends per Share
	Yen	Yen
Interim Fiscal Year September 2002	12.50	— —
Interim Fiscal Year September 2001	12.50	— —
Fiscal Year March 2002	— —	25.00

(3) Financial Condition

	Net Assets	Share Capital	Ratio of Share Capital	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Interim Fiscal Year September 2002	15,300	6,624	43.3	863.17
Interim Fiscal Year September 2001	10,966	5,513	50.3	727.34
Fiscal Year March 2002	14,096	6,804	48.3	885.30

(Footnotes: translation omitted)

2. Earnings Forecast of Fiscal Year ending March 2003

	Net Sales	Recurring Profit	Current Net Earnings	Annual Dividends per Share	
				Year-end	
	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen
Whole Fiscal Year	31,635	1,163	602	12.50	25.00

Reference: Estimated Current Net Earnings per Share 78.50 Yen

Interim Balance Sheet

(Unit: Millions of Yen)

ASSETS						
Item	This Interim Fiscal Year (September 30, 2002)		Previous Interim Fiscal Year (September 30, 2001)		Previous Fiscal Year (March 31, 2002)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Current Assets	8,822	57.7	6,614	60.3	9,189	65.2
Cash on hand and in bank	3,271		2,285		3,211	
Notes receivable	55		5		5	
Accounts receivable	3,623		3,284		3,934	
Inventories	43		40		107	
Accounts receivable	824		682		666	
Deferred tax assets	69		49		113	
Others	973		309		1,196	
Allowance for doubtful receivable	△ 39		△ 41		△ 45	
Fixed Assets	6,477	42.3	4,351	39.7	4,906	34.8
(Tangible Fixed Assets)	888		909		867	
Buildings	266		268		261	
Land	416		416		416	
Others	205		224		189	
(Intangible Fixed Assets)	100		104		103	
Intangible fixed assets	100		104		103	
(Investments and other assets)	5,488		3,337		3,935	
Long-term accounts receivable	2,263		2,099		1,860	
Claims in bankruptcy	1,463		453		1,128	
Deferred tax assets	805		391		453	
Deposits	1,085		722		887	
Others	1,509		490		595	
Allowance for doubtful receivable	△ 1,638		△ 819		△ 990	
Total of Assets	15,300	100.0	10,966	100.0	14,096	100.0

Item	This Interim Fiscal Year (September 30, 2002)		Previous Interim Fiscal Year (September 30, 2001)		Previous Fiscal Year (March 31, 2002)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
LIABILITIES						
		%		%		%
Current Liabilities	7,637	49.9	4,540	41.4	6,452	45.7
Accounts payable	233		160		262	
Short-term loans payable	3,950		1,583		2,150	
Corporate bonds payable (redemption less than one year)	156		-		96	
Long-term loans payable (maturity less than one year)	241		253		225	
Accounts payable to business consigners	1,566		1,365		1,571	
Corporate tax, etc. payable	407		335		1,008	
Reserves for remuneration	109		94		102	
Others	973		747		1,036	
Fixed Liabilities	1,038	6.8	912	8.3	839	6.0
Bonds	436		-		204	
Convertible Bonds	-		200		40	
Long-term loans payable	291		433		325	
Reserves for retirement grants	28		36		15	
Reserves for retirement grants for retiring Directors and Corporate Auditors	270		242		255	
Others	11		-		-	
Total of Liabilities	8,675	56.7	5,453	49.7	7,291	51.7
EQUITY						
Paid-in capital	-	-	1,182	10.8	1,262	9.0
Additional paid-in capital	-	-	1,108	10.1	1,188	8.5
Earned surplus reserve	-	-	48	0.4	48	0.3
Other surplus	-	-	3,183	29.0	4,319	30.6
1. Voluntary reserve	-	-	2,500		2,500	
2.Unappropriated retained earnings	-	-	683		1,819	
Difference resulting from evaluation of securities, etc.	-	-	Δ9	Δ0.0	Δ13	Δ0.1
Treasury shares	-	-	-	-	Δ0	Δ0.0
Total of Equity	-	-	5,513	50.3	6,804	48.3
Paid-in capital	1,262	8.3	-	-	-	-
Capital surplus	1,188	7.8	-	-	-	-
Earned surplus	4,306	28.1	-	-	-	-
1. Earned surplus reserve	48	-	-	-	-	-
2. Voluntary reserve	3,500	-	-	-	-	-
3. Unappropriated retained earnings	758	-	-	-	-	-
Variance of the estimate of other securities	Δ 113	Δ 0.7	-	-	-	-
Treasury shares	Δ 20	Δ 0.1	-	-	-	-
Total of Equity	6,624	43.3	-	-	-	-
Total of Liabilities and Equity	15,300	100.0	10,966	100.0	14,096	100.0

Interim Profit and Loss Statement

(Unit: Millions of Yen)

Item	This Interim Fiscal Year [April 1, 2002 – September 30, 2002]		Previous Interim Fiscal Year [April 1, 2001 – September 30, 2001]		Previous Fiscal Year [April 1, 2001 – March 31, 2002]	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Net Sales	16,750	100.0	13,609	100.0	30,024	100.0
Sales Cost	10,588	63.2	8,146	59.9	17,414	58.0
Gross Profit on Sales	6,162	36.8	5,462	40.1	12,609	42.0
Selling Expenses and Administrative Expenses	5,899	35.2	4,675	34.3	9,696	32.3
Operation Profit	263	1.6	786	5.8	2,913	9.7
Non-Operating Income	168	1.0	88	0.6	198	0.7
Non-Operating Expenses	93	0.6	47	0.3	121	0.4
Recurring Profit	339	2.0	827	6.1	2,989	10.0
Special Profit	-	-	0	0.0	1	0.0
Special Loss	19	0.1	57	0.4	46	0.2
Interim Net Earnings before tax, etc.	320	1.9	770	5.7	2,944	9.8
Corporate tax, Resident tax and Enterprise tax	416	2.5	335	2.5	1,401	4.7
Corporate tax, etc. of previous periods	-	-	52	0.4	52	0.1
Adjustment for Corporate Tax, etc.	▵ 236	▵ 1.4	26	0.2	▵ 96	▵ 0.3
Interim Net Earnings	139	0.8	356	2.6	1,586	5.3
Earned surplus carried forward to this Interim Fiscal Year	618		326		326	
Interim Dividends	-		-		94	
Earned surplus reserved with regard to Interim Dividends	-		-		-	
Unappropriated retained earnings	758		683		1,819	

#14 AND #15

- NOTICE OF CONVOCATION OF GENERAL MEETING OF SHAREHOLDERS DATED JUNE 12, 2001
- NOTICE OF RESOLUTIONS OF GENERAL MEETING OF SHAREHOLDERS DATED JUNE 28, 2001

[Summarized English Translation]

June 12, 2001

NOTICE OF CONVOCATION OF
THE 14th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 14th Annual General Meeting of Shareholders of the Company will be held as described below to report and resolve the following matters. You are cordially invited to attend the Meeting.

If you are unable to attend the Meeting in person, please exercise your voting rights by either of the following methods.

In the case of exercising voting rights by mail, please review the attached "Reference Materials Concerning the Exercise of Voting Rights" enclosed herewith and send us the enclosed voting form by return mail, indicating your votes for or against the propositions and affixing your seal impression thereto.

Yours very truly,

Keika Express Co., Ltd.

By: [signature]
Katsutoshi Nishihara
Chairman and Representative Director
12-32, Kakiuchi-cho, Kadoma-shi,
Osaka

If you attend the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting.

PARTICULARS

1. **Date and Time of the Meeting:**

Thursday, June 28, 2001 at 10:00 a.m.

2. **Place of the Meeting:**

Reception Hall (the second floor of Lumiere Hall)
29-1, Suehiro-cho, Kadoma-shi, Osaka

3. **Matters to be dealt with at the Meeting:**

Matters for Reporting:

Report on the Operating Report, the Statement of Income and the Balance Sheet for the 14th Business Term (April 1, 2000 to March 31, 2001).

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 14th Business Term
Second Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Third Item of Business:	Election of Three (3) Corporate Auditors

Appendix
Operating Report
(From April 1, 2000 to March 31, 2001)

1. **Outline of Business**
(1) Operations and Results

There were signs of improvement in business incomes and capital investment in some sectors during the year under review, but the Japanese economy remained sluggish, and perceptions of economic performance were polarized. The employment and income environment continued to stagnate, and consumer spending lack buoyancy. Overall, conditions were difficult.

In the transportation sector, the trucking industry remained uncertain about the direction of economic trends. The buoyant performance of IT-related industries contrasted with the lack of a recovery in the construction and basic materials industries, which are major users of trucks, or in consumer spending. Monthly truck tonnages remained above the levels for the same month a year earlier. However, by the second half of the year many companies had adopted a cautious stance about the future outlook in response to economic deceleration in the United States and the world, rising crude oil prices and other factors. Business conditions in the trucking sector also began to mark time. Despite this, the number of home delivery items each month continued to increase steadily relative to the same months a year earlier.

In this environment, the Keika Express Group focused not only on freight contracting for IT-related industries, but also on aggressive proposal marketing based on outsourcing and the use of light freight vehicles. It took this stance in response to growing business sector demand for outsourcing as a way of reducing costs, as well as increasing demand for consumer home delivery services, and the need for cheaper ways to transport non-standard freight. This combination of approaches allowed Keika Express to attract large volumes of contract business.

In addition to its proposal marketing of outsourcing as a way of reducing the cost of conventional physical distribution, Keika Express also actively developed business activities that reflect current needs. It also strengthened its ability to attract new shippers through the expansion of its sales force. As a result of these efforts, transportation segment sales increased by a healthy 24.2% over the previous year's level to ¥17,578 million.

In the area of merchandise sales and owner-operator development, the lack of improvement in the Japanese employment environment was reflected in a steady increase in the number of applicants for development as independent operators. However, the first priority for Keika Express is transportation quality, and it therefore tightened its screening criteria to ensure the suitability of applicants and the recruitment of high-quality owner-operators. As a result of this stance, merchandise sales fell by 13.3% to ¥7,908 million.

Total sales for the current term were 9.5% above the previous year's level at ¥25,486 million. However, increases in labor costs, selling and administrative expenses, and provision for doubtful accounts caused ordinary profit to decline by 11.5% to ¥1,222 million. Net profit declined by 5.7% to ¥668 million.

Keika Express achieved a long-cherished ambition with the listing of its shares on the second section of the Osaka Securities Exchange on October 18, 2000. At the time of listing, it increased its capital through a public subscription of one million shares, bringing the total number of shares issued and outstanding to 7,579,984, and capital to ¥1,182,450,000. Management would like to express its appreciation for the continuing support of shareholders, without which this achievement would not have been possible.

We look forward to the continuing support of our shareholders.

(2) Challenge by the Company

Businesses are still burdened with excess capacity and will continue to face restructuring pressure. Enthusiasm for IT-related investment, which helped to drive economic activity last year, has also started to wane, and the economic outlook remains uncertain.

Keika Express will work in this environment to improve management efficiency and renew the energy of its Board of Directors through the introduction of an executive officer system. Management speed will be increased through the separation of management decision-making and operations. A medium-range management plan has been formulated and will be implemented over a three-year period starting in fiscal 2001. The following targets have been set down in the plan.

a. Keika Express aims to offer shippers a comprehensive contracting service for non-standard freight and will also strengthen its proposal capabilities for the outsourcing of transportation-related incidental services. It will also work to increase the added value of its services by developing a comprehensive contracting business. This policy will be implemented through dynamic M&A and alliance formation.

b. Keika Express will develop large numbers of high-quality owner-operators with the ability to achieve high standards of customer satisfaction. It will use enhanced screening and guidance systems at the development stage to ensure that these owner-operators will be able to accept high-added-value contracts on a long-term basis and receive customer contracts with high unit prices. In this way, Keika Express aims to maintain a good business environment and expand its business activities and income.

c. Through these initiatives, Keika Express will work to enhance shareholder value, including the improvement of ROE. It is also committed to the distribution of profit to shareholders through dividend increases and stock splits, etc.

Keika Express will continue to develop new business activities to meet current needs. It will also work to expand its business through policies designed to improve management efficiency and develop human resources.

(3) Condition of Equipment Investment and Financing

Equipment Investment: Not applicable.

Financing: ¥1,410 million capital increase by initial public offering dated October 18, 2000; and
Establishment of ¥3.0 billion commitment line, in which The Sumitomo Bank, Limited is the arranger, with The Sanwa Bank, Limited, The Fuji Bank, Limited and The Iyo Bank, Ltd. on March 30, 2001.

(4) Development of Business Performance and Condition of Properties (yen)

Item	11th F.Y.	12th F.Y.	13th F.Y.	14th F.Y.

	(March 1998)	(March 1999)	(March 2000)	(March 2001)
Net Sales	16,759 million	21,295 million	23,275 million	25,486 million
Profit for Current F.Y.	312 million	872 million	709 million	668 million
Profit for Current F.Y. per Share	56,910.52	159.11	107.76	95.07
Gross Assets	5,992 million	7,201 million	8,417 million	9,538 million
Net Assets	1,752 million	2,596 million	3,369 million	5,291 million

[Footnotes: translation omitted]

2. Outline of the Company as of March 31, 2001

(1) Major Business
[translation omitted]

(2) Major Places of Business
Principal Office: Kadoma-shi, Osaka
Compartment of Principal Office: Kadoma-shi, Osaka
Regional Offices: Minato-ku, Tokyo and Naka-ku, Nagoya-shi, Aichi
Number of Branches: 114

(3) Condition of shareholders
(a) Number of Authorized Shares: 21,000,000 Shares
(b) Number of Shares issued: 7,579,984 Shares
(c) Number of Shareholders: 819
(d) Major Shareholders:

Name of Shareholders	Number of Shares held (thousand)	Percentage (%)
Katsutoshi Nishihara	1,927	25.43
Ken Nishihara	926	12.21
Hiroshi Nishihara	926	12.21
Japan Trustee Services Bank, Ltd.	300	3.95
Community of Interest of Keika Express Co., Ltd.	266	3.51
Dai-Tokyo Fire and Marine Insurance Company, Limited	220	2.90
Mitsui Marine and Fire Insurance Co., Ltd.	184	2.42
Osaka Securities Finance Company, Ltd.	152	2.00
The Sumitomo Bank, Limited	120	1.58
The Sanwa Bank, Limited	120	1.58
Quoq, Inc.	120	1.58

[Footnotes: translation omitted]

(4) Condition of Employees
Number of Employees: 661
Increase or Decrease y/y: +69
Average Age: 32.3 years old

Average Service Years: 2.6 years

Note) The above number excludes three (3) directors and employees.

(5) Condition of Business Combination

(a) Major Subsidiaries

Name of Subsidiary	Capital	Ratio (%)	Major Business
MC Convenience Co., Ltd	¥20 million	100%	Conciliation of installment purchase, Lease and Non-life insurance agent

(b) Process toward Business Combination
[translation omitted]

(c) Result of Business Combination
The consolidated subsidiary of the Company is the above major subsidiary. The amount of consolidated net sales is ¥25,890 million and the amount of consolidated net earnings is ¥680 million.

(6) Major Lenders

Lender	Borrowed Amount	Number of our Shares Held	Ratio of Shareholding
The Sumitomo Bank, Limited	¥330 million	120 thousand shares	1.58%
The Sanwa Bank, Limited	¥240 million	120 thousand shares	1.58%

(7) Directors and Corporate Auditors

Status	Name	Charge or Major Occupation
Representative Director and Chairman	Katsutoshi Nishihara	N/A
Executive Managing Director	Ken Nishihara	N/A
Managing Director	Hiroshi Nishihara	N/A
Director	Narishige	General Manager (Development of Transportation Agent Dep.)
Director	Mamiko Yokota	General Manager (Audit Dep.)
Director	Hideki Kajimoto	General Manager (Management Planning Dep.)
Director	Chiaki Tsutsumi	In charge of Accounting and Financing
Corporate Auditor (Full-time)	Masaru Yamazaki	N/A
Outside Corporate Auditor	Atsuo Yamakawa	Tax accountant

Outside Corporate Auditor	Yasuo Fukada	Tax accountant

[Footnotes: translation omitted]

3. Material Facts concerning Condition of the Company after the Accounting Date

The Board of Directors of the Company has resolved to undertake 240,000 shares of Footwork Delivery Services Co., Ltd. in compensation for ¥240 million on March 30, 2001, as a result, the Company holds 75% of the issued and outstanding shares thereof and make it one of our subsidiaries after payment on April 16, 2001. Footwork Services Co., Ltd. changed its name into "Keika Express CS Co., Ltd" on May 1, 2001 and become one of our consolidated subsidiaries on and after March 2002 Fiscal Year.

Balance Sheet
Profit and Loss Statement
Appropriation of Profit
[translation omitted – see Brief Statement of Annual Financial Results ended March 2001 (Non-consolidated)]

Auditor's Report
[translation omitted]

Reference Material concerning Exercise of Voting Rights
[translation omitted]

[Summarized English Translation]

June 28, 2001

NOTICE OF RESOLUTION OF THE 14th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 14th Annual General Meeting of Shareholders of the Company has been held as described below to report and resolve the following matters.

Yours very truly,

Keika Express Co., Ltd.

By: [signature]
Katsutoshi Nishihara
Chairman and Representative Director
12-32, Kakiuchi-cho, Kadoma-shi,
Osaka

PARTICULARS

Matters for Reporting:

Report on the Operating Report, the Statement of Income and the Balance Sheet for the 14th Business Term (April 1, 2000 to March 31, 2001).

Reported as stated therein.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 14th Business Term

Passed in original form. The amount of dividends per Share is ¥15, ordinary dividends per Share equal to ¥10 plus memorial dividends for the listing on the Second Section of Osaka Securities Exchange equal to ¥10.

Second Item of Business:	Partial Amendment to the Articles of Incorporation of the Company

Passed in original form.

Third Item of Business:	Election of Three (3) Corporate Auditors

Passed in original form.

And Mr. Masaru Yamazaki has been appointed as a Full-time Corporate Auditor by mutual election of Corporate Auditors and taken office after this Meeting.

#16 AND #17

CONFIRMATION LETTER REGARDING ACCOUNT TO WHICH INTERIM DIVIDENDS ARE TRANSFERRED DATED

- DECEMBER 7, 2001
- DECEMBER 9, 2002

[Summarized English translation]

December 7, 2001

Keika Express Co., Ltd.
Confirmation Letter regarding Account to which Interim Dividends are Transferred.

(specimen)

Name of bank to which Interim Dividends are transferred:

Name of branch to which Interim Dividends are transferred:

Name of Account Holder:

Account Number and Account Type*:
(* Ordinary deposit, Current deposit or Other type of deposit)

Shareholder's Number:

If you change any of the above items, please inform of it to the Place of Business of our Transfer Agent described below:

The Toyo Trust & Banking Co., Ltd., Osaka branch,
Department of Transfer Agent
6-3, Fushimi-cho 3-chome, Chuo-ku, Osaka 541-8502
tel: 06-6229-3011

[Summarized English translation]

December 7, 2001

Keika Express Co., Ltd.
Statement of Interim Dividends of the 15th Fiscal Year
(from April 1, 2001 to March 31, 2002)

(specimen)

Number of Shares Held:

Amount of Interim Dividends per Share:

Amount of Interim Dividends:

Tax Rate:

Amount of Tax:

Amount of Interim Dividends after Tax:

Shareholder's Number:

We are pleased to inform you of the calculation of interim dividends as above.

The Toyo Trust & Banking Co., Ltd., Osaka branch,
Department of Transfer Agent
6-3, Fushimi-cho 3-chome, Chuo-ku, Osaka 541-8502
tel: 06-6229-3011

[Summarized English translation]

December 9, 2002

Keika Express Co., Ltd.
Confirmation Letter regarding Account to which Interim Dividends are Transferred.

(specimen)

Name of bank to which Interim Dividends are transferred:

Name of branch to which Interim Dividends are transferred:

Name of Account Holder:

Account Number and Account Type*:
(* Ordinary deposit, Current deposit or Other type of deposit)

Shareholder's Number:

If you change any of the above items, please inform of it to the Place of Business of our Transfer Agent described below:

UFJ Trust Bank Limited, Osaka branch,
Department of Transfer Agent
6-3, Fushimi-cho 3-chome, Chuo-ku, Osaka 541-8502
tel: 06-6229-3011

[Summarized English translation]

December 9, 2002

Keika Express Co., Ltd.
Statement of Interim Dividends of the 16th Fiscal Year
(from April 1, 2002 to March 31, 2003)

(specimen)

Number of Shares Held:

Amount of Interim Dividends per Share:

Amount of Interim Dividends:

Tax Rate:

Amount of Tax:

Amount of Interim Dividends after Tax:

Shareholder's Number:

We are pleased to inform you of the calculation of interim dividends as above.

UFJ Trust Bank Limited, Osaka branch,
Department of Transfer Agent
6-3, Fushimi-cho 3-chome, Chuo-ku, Osaka 541-8502
tel: 06-6229-3011

[Summarized English translation]

Notice of Payment through Postal Transfer
- Interim Dividends of the 16th Fiscal Year (from April 1, 2002 to March 31, 2003) -
(specimen)

Account Code: 00920-5-970660

Name and Address of Account Holder: Keika Express Co., Ltd.
12-32, Kakiuchi-cho, Kadoma-shi, Osaka

Period of Payment: From December 10, 2002 to January 9, 2003

Name and Address of Shareholder:

Amount of Interim Dividends to be Paid:

Receipt of Payment through Postal Transfer
(specimen)

Account Code: 00920-5-970660
Name and Address of Account Holder: Keika Express Co., Ltd.
12-32, Kakiuchi-cho, Kadoma-shi, Osaka

Deadline of Payment: January 9, 2003

Amount of Interim Dividends Paid:

I have surely received the interim dividends.

Name and Address of Shareholder: (seal)

(Ministry of Public Management, Home Affairs, Posts and Telecommunications)

#18 AND #19

- NOTICE OF CONVOCATION OF GENERAL MEETING OF SHAREHOLDERS DATED JUNE 7, 2002
- NOTICE OF RESOLUTIONS OF GENERAL MEETING OF SHAREHOLDERS DATED JUNE 27, 2002

[Summarized English Translation]

June 7, 2002

NOTICE OF CONVOCATION OF
THE 15th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 15th Annual General Meeting of Shareholders of the Company will be held as described below to report and resolve the following matters. You are cordially invited to attend the Meeting.

If you are unable to attend the Meeting in person, please exercise your voting rights by either of the following methods.

In the case of exercising voting rights by mail, please review the attached "Reference Materials Concerning the Exercise of Voting Rights" enclosed herewith and send us the enclosed voting form by return mail, indicating your votes for or against the propositions and affixing your seal impression thereto.

Yours very truly,

Keika Express Co., Ltd.

By: [signature]
Katsutoshi Nishihara
Chairman and Representative Director
12-32, Kakiuchi-cho, Kadoma-shi,
Osaka

If you attend the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting.

PARTICULARS

1. **Date and Time of the Meeting:**

Thursday, June 27, 2002 at 10:00 a.m.

2. **Place of the Meeting:**

Reception Hall (the second floor of Lumiere Hall)
29-1, Suehiro-cho, Kadoma-shi, Osaka

3. **Matters to be dealt with at the Meeting:**

Matters for Reporting:

Report on the Operating Report, the Statement of Income and the Balance Sheet for the 15th Business Term (April 1, 2001 to March 31, 2002).

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 15th Business Term
Second Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Third Item of Business:	Election of Seven (7) Directors

Appendix
Operating Report
(From April 1, 2001 to March 31, 2002)

1. Outline of Business

(1) Operations and Results

The Japanese economy remained generally slow during the year ended March 2002. There was no sign of improvement in consumer spending, which continued to be affected by uncertainty about the employment and income environment. Business conditions also worsened, leading to major corporate bankruptcies and a stock market slump. In addition, businesses responded to a continuing deflationary trend by reducing production activity and capital investment.

It was also a difficult year for the transportation sector. In addition to the ongoing deflationary trend, the global IT slump caused a downturn in the Japanese manufacturing sector. Declining business performance in the wake of the September 11 terrorist attacks in the United States had a major impact in the second half of the year. Companies across the entire industrial spectrum limited their transportation-related capital investment. Even in the home delivery business, which had been a driving force in the transportation sector, companies struggled to cope with a fall in the number of items handled.

The Keika Express Group actively worked to attract demand for its freight contracting business in this environment. It responded to increased demand for low-cost, small-lot delivery services, and the growing need for physical distribution outsourcing in the business sector, by using light freight vehicles as the basis for alliances with physical distribution companies and contractors, such as Seino Transportation Co., Ltd.

Keika Express stepped up its efforts to attract new shippers. In addition to its traditional proposal sales approach, which focuses on the reduction of physical distribution costs, it also worked actively to develop alliances and expand its sales force. Where low prices made services unprofitable, Keika Express negotiated phased increases with the shippers concerned. These initiatives were reflected in sales from the transportation segment, which increased by a solid 15.9% over the previous year's level to ¥20,364 million.

In the area of owner-operator development, the lack of improvement in the Japanese employment environment was reflected in a steady increase in the number of applicants for development as independent operators. However, the first priority for Keika Express is transportation quality, and it therefore tightened its screening criteria to ensure the suitability of applicants and the recruitment of high-quality owner-operators. However, the new truck body sales operation was highly successful, and sales from the development business increased by 22.1% to ¥9,659 million.

These factors were reflected in the results for the current year, which include net sales of ¥30,024 million, a year-on-year increase of 17.8%. Ordinary profit increased by 144.5% to ¥2,989 million, and net profit by 137.4% to ¥1,586 million.

On December 21, 2002 Keika Express will mark its 15th anniversary. Management would like to express its sincere appreciation for the continuing support of shareholders, without

which achievement of this milestone would not have been possible. We will continue our efforts to improve business performance and strengthen the Company's financial structure.

(2) Challenge by the Company
Though there are signs of improvement in the global economic environment, Japan's economic outlook seems likely to become increasingly confused due to major bankruptcies and other negative factors. Consequences of this situation include an unstable employment environment and stagnating consumer spending.

In the transportation sector, there is increasing polarization between strong and weak companies. This reflects a growing trend toward the separation of physical distribution operations as subsidiaries, as well as pressure from the business sector to reduce costs. Companies that lack the necessary customer development and proposal sales skills will be weeded out of the industry, which is expected to go through an increasingly dynamic process of integration, alliance formation and restructuring.

Keika Express will increase its efforts to attract customer demand in this environment. It will expand the scope of its activities to include mixed-load small-lot deliveries of using light freight vehicles. It will also use M&A and other methods to secure mixed-load operators throughout Japan. And it will continue to operate with optimal efficiency by focusing on its core competency in business development, while outsourcing actual transportation operations.

In the area of owner-operator development, recent trends in the Japanese employment environment have been reflected in a steady increase in the number of applicants for development as independent operators, accompanied by deterioration in the credit status of applicants. While this situation has led Keika Express to limit the number of new owner operators accepted for development, owner-operator recruitment remains an imperative because of the expansion of the transportation business. Keika Express has therefore outsourced part of its owner-operator development business to other companies through its development support business. It has also used M&A and other methods to secure mixed-load operators and contractors as part of its highly efficient approach to light vehicle freight transportation. Keika Express aims to establish business formats that will allow it to recruit owner-operators while minimizing its exposure to fixed claims, such as long-term trade receivables and claims in bankruptcy. It will also work to expand its double outsourcing system for transportation operations.

Keika Express will continue to develop its business activities in response to changing needs. It will also target management efficiency and human resource development as part of its efforts to expand its business activities.

We look forward to the continuing support of our shareholders.

(3) Condition of Equipment Investment and Financing
Equipment Investment: Not applicable.
Financing: ¥160,956 thousand by issue of new Shares upon exercise of warrants on November 2001; and
Renewal of ¥3.0 billion commitment line, in which The Sumitomo Bank, Limited is the arranger, with The Sanwa Bank, Limited, The Fuji Bank, Limited and The Iyo Bank, Ltd. on March 29, 2002.

(4) Development of Business Performance and Condition of Properties (yen)

Item	12th F.Y. (March 1999)	13th F.Y. (March 2000)	14th F.Y. (March 2001)	15th F.Y. (March 2002)
Net Sales	21,295 million	23,275 million	25,486 million	30,024 million
Recurring Profit	1,886 million	1,381 million	1,222 million	2,989 million
Profit for Current F.Y.	872 million	709 million	668 million	1,586 million
Profit for Current F.Y. per Share	159.11	107.76	95.07	208.39
Gross Assets	7,201 million	8,417 million	9,538 million	14,096 million
Net Assets	2,596 million	3,369 million	5,291 million	6,804 million

[Footnotes: translation omitted]

2. Outline of the Company as of March 31, 2002

(1) Major Business

[translation omitted]

(2) Major Places of Business

Principal Office: Kadoma-shi, Osaka

Compartment of Principal Office: Kadoma-shi, Osaka

Regional Offices: Minato-ku, Tokyo and Naka-ku, Nagoya-shi, Aichi

Number of Branches: 116

(3) Condition of shareholders

(a) Number of Authorized Shares: 21,000,000 Shares

(b) Number of Shares issued: 7,686,648 Shares

(c) Number of Shareholders: 2,879 (increase by 2,060 than the previous year)

(d) Major Shareholders:

Name of Shareholders	Number of Shares held (thousand)	Percentage (%)
Katsutoshi Nishihara	1,931	25.13
Ken Nishihara	928	12.07
Hiroshi Nishihara	927	12.06
Osaka Securities Finance Company, Ltd.	265	3.44
Aioi Insurance Co., Ltd.	220	2.86
Mitsui Sumitomo Insurance Company, Limited	184	2.39
Sumitomo Mitsui Banking Corporation	120	1.56
UFJ Bank Limited	120	1.56
Quoq, Inc.	120	1.56
Mitsubishi Motors Corporation	80	1.04
Community of Interest of Keika Express Co., Ltd.	77	1.00

[Footnotes: translation omitted]

(e) Acquisition, Disposal or Holding of Treasury Shares:
(Acquired Treasury Shares)
Acquisition by Purchase of Shares less than one Unit
Ordinary Shares: 264 Shares
Amount for Acquisition: ¥699,600
(Shares Held as of the Accounting Date)
Ordinary Shares: 264 Shares

(4) Condition of Employees
Number of Employees: 694
Increase or Decrease y/y: +46
Average Age: 32.4 years old
Average Service Years: 2.7 years

Note) The above number excludes directors and employees and workers on loan. There are no part-time workers.

(5) Condition of Business Combination
(a) Major Subsidiaries

Name of Subsidiary	Capital	Ratio (%)	Major Business
MC Convenience Co., Ltd	¥20 million	100%	Conciliation of installment purchase, Lease and Non-life insurance agent
Keika Express CS., Ltd.	¥320 million	75%	General cargo motor truck transportation, Cargo transportation and Cargo light motor transportation

(b) Process toward Business Combination
[translation omitted]
(c) Result of Business Combination
The consolidated subsidiaries of the Company are the above two major subsidiaries. The amount of consolidated net sales is ¥32,208 million (increase by 24.8%) and the amount of consolidated net earnings is ¥1,053 million (increase by 54.8%).

(6) Major Lenders

Lender	Borrowed Amount	Number of our Shares Held	Ratio of Shareholding
Sumitomo Mitsui Banking Corporation	¥700 million	120 thousand shares	1.56%
UFJ Bank Limited	¥500 million	120 thousand shares	1.56%

(7) Directors and Corporate Auditors

Status	Name	Charge or Major Occupation
Representative Director and Chairman	Katsutoshi Nishihara	N/A

Executive Managing Director	Ken Nishihara	N/A
Managing Director	Hiroshi Nishihara	N/A
Director	Narishige	General Manager (Development Dep.)
Director	Mamiko Yokota	General Manager (Audit Dep.)
Director	Hideki Kajimoto	General Manager (Management Planning Dep.)
Director	Chiaki Tsutsumi	In charge of Work Contract Business Dep.
Corporate Auditor (Full-time)	Masaru Yamazaki	N/A
Outside Corporate Auditor	Atsuo Yamakawa	Tax accountant
Outside Corporate Auditor	Yasuo Fukada	Tax accountant

[Footnotes: translation omitted]

3. Material Facts concerning Condition of the Company after the Accounting Date

Not applicable.

Balance Sheet
Profit and Loss Statement
Appropriation of Profit
[translation omitted – see Brief Statement of Annual Financial Results ended March 2002 (Non-consolidated)]

Auditor's Report
[translation omitted]

Reference Material concerning Exercise of Voting Rights
[translation omitted]

[Summarized English Translation]

June 27, 2002

NOTICE OF RESOLUTION OF
THE 15th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 15th Annual General Meeting of Shareholders of the Company has been held as described below to report and resolve the following matters.

Yours very truly,

Keika Express Co., Ltd.

By: [signature]
Katsutoshi Nishihara
Chairman and Representative Director
12-32, Kakiuchi-cho, Kadoma-shi,
Osaka

PARTICULARS

Matters for Reporting:

Report on the Operating Report, the Statement of Income and the Balance Sheet for the 15th Business Term (April 1, 2001 to March 31, 2002).

Reported as stated therein.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 15th Business Term

Passed in original form. The amount of dividends per Share is ¥22.50, ordinary dividends per Share equal to ¥12.50 plus memorial dividends for the fifteenth anniversary of establishment equal to ¥10.

Second Item of Business:	Partial Amendment to the Articles of Incorporation of the Company

Passed in original form.

Third Item of Business:	Election of Seven (7) Directors

Passed in original form.

#20

PRESS RELEASES

March 13, 2001

To whom it may concern:

Company Keika Express Co., Ltd.
Head Office 12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone (06)6907-5770

Notice Concerning Organizational and Personnel Changes

This is to inform you that the following organizational and personnel changes will take effect from April 1, 2001.

1. Organizational Changes

a. Systems Management Department of Accounting Division to become independent Systems Management Division
b. Credit Control Division to be established
c. Business Division I to be restructured into Business Headquarters and Work Contract Business Division
d. Business Division I and II to be established within the Business Headquarters
e. Business Division II to be renamed as Business Management Division
f. Trucking Firm Development Division to be renamed as Development Division
g. Trucking Firm Development Management Division to be renamed as Development Management Division

2. Changes to Responsibilities of Directors

	New Post	Previous Post
Satoshi Nishihara	Senior Managing Director (responsible for accounting and credit control)	Senior Managing Director
Yutaka Nishihara	Managing Director (responsible for Development Management Division)	Managing Director
Chiaki Tsutsumi	Director (responsible for Work	Director (responsible for

	Contract Business Division)	accounting and finance)

3. Personnel Changes

	New Post	Previous Post
Tomohito Nagai	General Manager, General Administration Division	General Manager, Trucking Firm Development Management Division
Katsuhiro Ueno	General Manager, Business Headquarters	
Masafumi Hada	General Manager, Business Division I	General Manager, Business Coordination Division
Koji Mizushima	General Manager, Business Division II	
Katsuhiko Akasaka	Manager Responsible for Western Japan, Business Division II	Corporate Manager, Business Division I
Fumio Ogawa	Manager Responsible for Eastern Japan, Business Division II	Corporate Manager, Business Division I
Masakatsu Kinoshita	General Manager, Work Contract Business Division	Work Contract Manager, Business Division I

4. Organization Chart

(Reference Information Attached)

Organization Chart for Keika Express Co., Ltd.
April 1, 2001


General Meeting of Shareholders
Auditors Committee,Auditors
Board of Directors
Management Council
President
Audit Division
Business Planning Division
Legal Affairs Division
General Administration Division
Accounting Division
Systems Management Division
Credit Control Division
Development Management Division
Vehicle Management Department
Vehicle Registration Department
Development Division
Business Headquarters
Business Division I
Business Division II
Work Contract Division
Business Management Division

March 30, 2001

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO Code: 9374
Contact	Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone	(06)6907-5770

Keika Express Establishes ¥3.0 Billion Commitment Line

We have established a commitment line, by which we can borrow money freely according to need, in which The Sumitomo Bank, Limited is the arranger, and The Sanwa Bank, Limited, The Fuji Bank, Limited and The Iyo Bank, Ltd. are joint participants. The amount of the commitment line is ¥3.0 billion and the agreement thereof has been signed on March 30.

A commitment line is a mechanism whereby multiple financial institutions provide funds under the same conditions, including interest rates. Because negotiation of repayment and other terms can be integrated, administrative work is dramatically reduced, and interest rates can be substantially lower than normal.

Keika Express has established the commitment line to reduce its interest-bearing debt and interest payments. It has also created a structure that will strengthen its financial position and allow it to obtain funds more flexibly if new funds are needed.

Funds raised when Keika Express was listed on the second section of the Osaka Securities Exchange on October 18, 2000 have been used for M&A and other purposes. In this way, Keika Express aims to build a structure that will support the expansion of its corporate scale and maximize corporate value, thereby ensuring returns to shareholders.

March 30, 2001

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone	(06)6907-5770

Notice Concerning the Conversion of Footwork Delivery Service Corporation, into a Consolidated Subsidiary of Keika Express through a ¥240 Million Third-Party Share Allocation

We have decided to contribute ¥240 million to Footwork Delivery Service Corporation requesting allocation of new shares to a third party, by which Footwork Delivery Service Corporation will be a consolidated subsidiary of us.

1. Reason for Conversion to Consolidated Subsidiary

Keika Express, which specializes in the transportation of non-standard freight in light trucks using a double-outsourcing system, has decided to make Footwork Delivery Service Corporation a consolidated subsidiary. Footwork Delivery Service Corporation operates mainly in the Tokyo Metropolitan Area and has a fleet of small to large-size trucks. It specializes in incidental handling of medium and large non-standard freight and home delivery freight. With Footwork Delivery Service Corporation as a consolidated subsidiary, Keika Express aims to increase its freight volumes through the ability to offer its clients an integrated consignment service, including handling of small, medium and large freight items.

2. Profile of Company Targeted for Third-Party Share Allocation

(1) Name	Footwork Delivery Service Corporation
(2) Principal activities	General trucking, freight forwarding, warehousing, industrial waste collection, transportation and disposal, non-life insurance agency
(3) Establishment date	August 1, 1973
(4) Head office	935 Izumi-cho, Tachikawa-shi, Tokyo
(5) Representative	Toshiki Aizawa, President and Representative Director
(6) Capital	¥80 million

(7) Sales	¥4,431 million
(8) Employees	158
(9) Vehicles owned	Large freight vehicles, standard freight vehicles, light trucks
(10) Vehicles operated	120
(11) Major shareholders	Footwork Express Corporation Fuji-Sankei Living Service Inc.

3. Schedule

March 30, 2001 (Friday)	Resolution of Board of Directors Concerning Third-Party Share Allocation
April 16, 2001 (Monday)	Payment Date

4. Outlook

Keika Express has achieved growth by differentiating its services from those of existing physical distribution companies through the use of light trucks to provide non-standard freight services and freight services that include incidental handling. The acquisition of equity and management rights in Footwork Delivery Service Corporation, which carries non-standard freight that cannot be accommodated in light freight vehicles, and which also has warehouses, vehicles and human resources, is expected to result in further growth, since Keika Express will be able to offer comprehensive non-standard freight contracting services.

April 16, 2001

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO Code: 9374
Contact	Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone	(06)6907-5770

Commemorative Dividend to Mark Stock Exchange Listing

Keika Express Co., Ltd. was listed on the second section of the Osaka Securities Exchange on October 18, 2000. This is to inform you that a motion will be put to the 14th Annual General Meeting of Shareholders to be held on June 28, 2001, concerning the payment of a special dividend as detailed below, in acknowledgement of the continuing support of shareholders.

Proposed Profit Distribution for the Year Ending March 2001 (14th Accounting Period)

Ordinary dividend	¥20 per share
Commemorative dividend	¥5 per share
Total	¥25 per share

Reference: Profit Distribution in Year Ended March 2000 (13th Accounting Period)

Ordinary dividend	¥20 per share

May 2, 2001

To whom it may concern:

Company Keika Express Co., Ltd.
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone (06)6907-5770

Notice Concerning Adjustment of Performance Forecasts for the Fiscal Year Ending March 2001 (from April 1, 2000 to March 31, 2001)

We have revised the consolidated earnings forecast of March 2001 publicized in the announcement of financial statements dated November 16, 2000 as follows:

1. Consolidated Performance Forecasts for the Fiscal Year Ending March 2001 (from April 1, 2000 to March 31, 2001)

	Ordinary Income	Net Income
Previous forecast	¥2,139 million	¥1,239 million
Adjusted forecast	¥1,256 million	¥680 million
Increase (decrease)	(¥883 million)	(¥559 million)
Percentage increase (decrease)	(41.3%)	(45.1%)
Previous year (ended March 2000)	¥1,353 million	¥680 million

2. Reason for Adjustments to Consolidated Performance Forecasts

Sales have exceeded the target level, but the following three factors have caused costs to exceed expectations. This has resulted in the adjustment of the performance forecasts.

(1) Higher Labor Costs

As part of its efforts to build a strong business base, Keika Express has increased the number of staff in its transportation operations so that it can provide increased consignment opportunities to its owner-operators. Sales from transportation operations increased by a healthy 24.2% compared with same period in the previous year, but labor costs have exceeded the budgeted level by ¥193 million, or 5.6%, on a consolidated basis.

(2) Increased Advertising Costs

Though transportation sales have been strong and the number of items consigned has risen, there has been a shortage of owner-operators to handle this work. While maintaining a cautious approach to the selection of owner-operators, Keika Express has increased its advertising expenditure in an effort to recruit quality operators. Consolidated advertising expenditure has exceeded the budgeted level by ¥368 million, or 16.6%. The bulk of this expenditure (92.9%) has been used to pay for advertisements and venues for owner-operator recruitment.

(3) Increased Allowance for Doubtful Accounts

Since the introduction of the accounting standards for financial assets, Keika Express has tightened the procedures used to provide for doubtful accounts. On a consolidated basis, this has caused the actual amount provided to allow for doubtful accounts to increase by ¥289 million, or 88.1%, over the budgeted level. The amount provided in the second half will be ¥164 million, which is substantially lower than the first-half total of ¥454 million. The same method will be used to set the level of the allowance in the budget for the next accounting period (the Fiscal Year ending March 2002).

May 17, 2001

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO Code: 9374
Contact	Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone	(06) 6907-5770

Notice Concerning Change to Number of Shares Constituting One Unit

In order to accelerate circulation of shares of our company and increase investors, our Board of Directors in a meeting held on May 17, 2001 has made a resolution with regard to the number of share constituting one unit as follows:

1. Procedure
   As of Wednesday, August 1, 2001, the number of shares constituting one unit will be changed from 1,000 to 100.
2. The change is to subject to the approval of an amendment to the Company Articles (Change to the Number of Shares Constituting One Unit) at the 14th Annual General Meeting of Shareholders of Keika Express, which is scheduled for June 28, 2001.

Reference Information

1. As a result of this change, the trading unit on the Osaka Securities Exchange will also be reduced from 1,000 shares to 100 shares as of August 1, 2001.
2. Share certificates in whole multiples of 100 shares will be issued to shareholders holding shares of less than one unit that add up to at least 100 shares as of July 31, 2001.
3. Shareholders with 1,000-share certificates will not be able to use these certificates when trading 100-share units. On and after August 1, 2001, shareholders should either have the share transfer agent split the certificates into 100-share certificates or use the securities depository system.

Note:

Shareholders who are already using the securities depository system will not need to take any action whatsoever.

May 17, 2001

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone	(06)6907-5770

The Medium-term Management Plan

Strategies to Speed Up management and Make Keika Express, the Number-one Integrated Physical Distribution Contractor, through M&A
— Reforms in Preparation for the Shift to the Next-generation Standard —

We have drawn up a new medium-term management plan through fiscal year 2003 and will start undertakings from this fiscal year. We will strive to further increase our corporate value with our sights set firmly on increase of value for shareholders, clients, employees and owner-operators.

In order to achieve the 2002 objective, we will work to maximize our corporate value with our group companies by carrying our thorough value-creating management.

1. Thinking behind the Medium-term Management Plan

Keika Express always formulates its medium-term management plans from the perspective of its business situation three years into the future. The business environment has changed rapidly in recent years, and it is necessary to adjust business plans and target figures mid-way through each plan period. To prevent plans from becoming stale, Keika Express formulates a three-year medium-term management plan every March on a rolling basis. This system is designed to maintain a corporate structure that supports prompt adaptation to change in the business environment.

2. Basic Policies

Keika Express achieved growth by differentiating its services from those of existing physical distribution companies through the use of light trucks to provide non-standard freight services and freight services that include incidental handling. Its basic policy for the future is to develop a range of services that will allow it to handle all non-standard requirements for shippers. This goal is being achieved through dynamic M&A and alliance formation. For example, Keika Express has acquired equity and management rights in Footwork Delivery Service Corporation, which carries non-standard freight that cannot be accommodated by light trucks, and which also has warehouses, vehicles and human resources.

Another goal for Keika Express is to increase the added value of its services through its evolution as an integrated contracting business. It is realizing this goal by strengthening its outsourcing proposal capabilities to allow the expansion in the scope of its business activities to include peripheral transportation-related services.

Having achieved nationwide coverage, Keika Express has adopted a strategy designed to make the leading comprehensive physical distribution contractor in its area. This strategy calls for geographical expansion and reinforcement through in-depth sales in each prefecture and

major city, combined with the centralization of transportation operations and owner-operator development at specific bases.

Keika Express will also separate management from operations through the introduction of an executive officer system. Every possible effort will be made to accelerate management processes and decision-making.

3. Basic Philosophy

The success of the express delivery business today reflects cost reductions achieved by the physical distribution industry through freight standardization. However, standardization has imposed an additional burden on customers, who must package their items according to standard sizes and complete various forms. Moreover, services are not available at all for non-standard items, on the grounds that it is inefficient to handle such items. In this sense, it can be argued that today's systemized physical distribution services do not really match user needs.

Customers are continually creating new perceptions of value. Even if a system is successful today, it will become a system based on old values unless it is adapted to reflect customer needs.

Keika Express is a non-standard company that has refused to be bound by traditional practices in the physical distribution industry. It offers cost-cutting solutions for transportation and incidental services relating to non-standard freight that large physical distribution firms are unable to carry. Some say that this approach is lacking in commonsense. From the customer's perspective, however, "commonsense" means the provision of services that meet all customer needs.

Keika Express is advancing from the standard of the past to its own standard. Its management policies are geared to the implementation and realization of this next-generation standard.

4. Management Goals

- Sales
  Keika Express will concentrate more management resources into the transportation business to increase the contribution from that business segment.
- Profit
  Keika Express aims to realize its profit goals by curbing increases in selling, general and administrative expenses through in-depth cost-cutting and the improvements of management asset efficiency.

5. Improving Shareholder Value

The most important task for Keika Express in terms of raising shareholder value is the improvement of business performance. The Company will continue to create value for shareholders, customers, employees and owner-operators by adapting sensitively to the market, by investing appropriately in business activities that generate maximum corporate value, and by promptly identifying areas that require improvement and increasing the speed of change.

☐ Dividends

The basic policy of Keika Express is to return profits to shareholders reliably and continuously. Profits will be distributed actively through dividend increases, stock splits or other measures to reflect business performance.

☐ Stock Issues and Stock Splits

The management of Keika Express also sees the expansion of capital gains through share price increases driven by improving performance as an essential aspect of its efforts to maximize shareholder value.

☐ ROE Target

ROE targets have been set for the Keika Express Group over the next three years. We are determined to maximize returns by using the funds entrusted to us by shareholders efficiently.

6. Improving Customer Value and Owner-operator Value

☐ Freight Consignment

The approach taken by Keika Express has been to outsource all or part of each specific aspect of physical distribution, such as transportation, storage and freight handling, from specialist contractors. In the past, outsourcing was used primarily to reduce physical distribution costs. In recent years, however, companies have increasingly turned to strategic outsourcing as a way of concentrating their management resources on core competencies while comprehensively contracting peripheral activities, such as physical distribution, to outside providers.

Adaptation to environmental change is crucial. The Company's operational and marketing departments are continually monitoring shipper needs as part of a continuing drive to develop new customers through proposal marketing covering all aspects of shippers' physical distribution requirements.

Keika Express also works to expand its customer base by advising companies that operate their own transportation operations about the advantages of outsourcing. These include not only the liquidation of fixed costs relating to truck ownership and operating expenses, such as truck management costs and personnel costs for delivery personnel, but also the ability to hedge unseen risks, including accidents involving delivery workers, and user liabilities under criminal and civil law in the event of accidents. When marketing its comprehensive outsourcing capabilities, Keika Express puts particular emphasis on incidental transportation-related services.

Specifically, the transportation and physical distribution market relating to business-to-business (B2B) e-commerce expanded from ¥26 billion in 1998 to ¥290 billion in 2000 and is expected to reach ¥5.9 trillion by 2005. Considerable growth is also anticipated in the area of business to consumer (B2C) e-commerce. These trends are expected to lead to the centralization of B2B physical distribution, and the expansion of B2C physical distribution.

In the world of e-business, the term "dog year" is used to symbolize the fact that progress and change occur at a much faster pace than in normal human time, just as one year in dog's life is equivalent to seven human years. This increased pace of change is also influencing conventional commerce, as well as actual flows of goods through the physical distribution industry. Many experts believe that there is an extremely high probability of restructuring in

the physical distribution sector over the next few years, and that companies whose services are limited to simple transportation services will be weeded out of the market.

What is needed in an e-business situation is a physical distribution system capable of delivering orders from stores or distribution centers to consumers within a few hours. Physical distribution contractors must be able to provide a range of capabilities, including the delivery of fresh produce by evening, the delivery of items that require assembly and instructions, and the provision of collection services as part of product distribution operations. Contractors are even expected to ask consumers for subsequent orders. The majority view now is that e-business cannot succeed using home delivery operators, which specialize mainly in one-way, overnight deliveries and are unable to provide these additional services, and which have reduced their physical distribution costs through the use of system technology. Even more obvious is the limited ability of conventional physical distribution operators to meet the needs of support and care businesses, which specialize primarily in personal services.

In the physical distribution sector of the future, the survivors will be those companies that can act as arteries and Achilles tendons for all aspects of physical distribution and propose and implement optimized solutions in both an e-business and a conventional business context. Because of its proposal sales approach to physical distribution and its ability to provide peripheral services, Keika Express is without doubt positioned more closely to this profile than any other physical distribution company. The aims of the Medium-term Management Plan are to use these strengths to full advantage, and to establish a position for Keika Express as a equal partner with shippers in the physical distribution revolution through continued marketing efforts.

□ Owner-operator Development Business

The physical distribution services provided by Keika Express are not limited to the simple carrying of goods. Nor does Keika Express provide uniform, system-based services. Instead, it offers comprehensive physical distribution software solutions that encompass services that require human intervention. Customer satisfaction (CS) is to a large extent determined by the human element in the form of the owner-operators used by Keika Express.

The deterioration of Japan's employment environment, as evidenced by the worst full unemployment rate on record, is a positive factor for the owner-operator development activities of Keika Express. Many people come to Keika Express seminars hoping to become owner-operators.

However, this prolonged downturn in the employment situation brings with it the risk that people who are personally and financially unsuitable will apply to become Keika Express owner-operators. It has been necessary to tighten the screening process to ensure the continued quality of owner-operators and transportation services. The resulting reduction in the number of newly contracted owner-operators, and the increased level of establishment support provided from the initial stage onwards will temporarily cause a decline in earnings. However, Keika Express regards the recruitment of a large force of owner-operators with whom it can maintain stable, long-term business relationships as an effective way to ensure growth in the long-term perspective. Quality owner-operators increase customer satisfaction, and the result is a win-win situation in which owner-operators, shippers and Keika Express all benefit.

The challenge for Keika Express now is to strengthen the guidance that it provides at the development stage so that it can develop large numbers of owner-operators who can all achieve high standards of customer satisfaction and handle high-added-value contracts on long-term basis. Keika Express is committed to continuing efforts to maintain a good

environment by winning freight transportation contracts with high unit prices, so that it can improve both sales and the quality of transportation services.

7. Improving Employee Value

Corporate value is maximized through the business activities of employees. Keika Express will enhance and expand the human resources of its entire group by improving the abilities of individual employees under a human resource system geared toward value creation. It will also seek to stabilize its work force by increasing the fixed portion of salaries as well as payments based on results and ability. Goal-based and success-linked remuneration, such as stock options, will also be used as a way of achieving true equality in the staff assessment process. Keika Express also aims to accelerate the expansion of its business strategies and rapidly shift its human resources into priority business areas. In addition to its in-house employees, Keika Express will also recruit skilled people who can produce results from the general work force. Remuneration will be proportionate to results, without reference to age, educational background or experience.

The energies of the entire Keika Express organization will be channeled into the early realization of these goals.

Reference

Trends in the Physical Distribution Industry

The rapid expansion of IT-related demand has triggered increased private sector capital investment, leading to a recovery in the Japanese economy, especially the business sector. While increased production is having a positive effect on personal incomes, however, consumer spending continues to go through repeated cycles of advance and retreat.

The restructuring process that began during the recession has this year expanded to encompass the realignment of entire corporate groups, including subsidiaries. Until there is a full-scale recovery, the economy will continue to weather a storm of reduced job creation, and business realignment and corporate restructuring.

According to the Transportation Policy Bureau of the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Transport), the volume of freight carried by the transportation sector in fiscal 1999 amounted to 5,863 million tons, an increase of 0.7% over the previous year's total. This ended a downward trend that began in fiscal 1997. Freight carried on a commercial basis accounted for 49.0% of this total, an increase of 1.8 points from the previous year, while the percentage carried in shippers' own vehicles declined by 1.8 points to 51.0%. A comparison of these figures with the fiscal 1991 mix 41.1% commercial freight and 58.9% in-house freight confirms an upward trend in the percentage of freight carried commercially.

The prospects for an upsurge of consumer spending are poor, and construction demand is also sluggish. However, consumer-related physical distribution as a whole is benefiting from the expansion of the home delivery market resulting from the growth of e-commerce.

These trends indicate that IT-related demand is the driving force in the transportation sector, as in other industries. In the future it is likely that conventional transportation services based on the simple carrying of goods will be increasingly give way to consumer-oriented physical distribution services capable of providing frequent, small-volume transportation to meet consumer needs.

In the current fiscal year, the introduction of the long-term-care insurance system has already been reflected in increased demand for meal deliveries to the aged. Other growth areas include food deliveries from on-line supermarkets, and consumer-to-consumer (C2C) distribution through Internet auctions. "old economy" retailers with physical outlets are meanwhile moving onto the Internet as "clicks-and-mortar" retailers, leading to a gradual realization on the part of consumers that they can have familiar items delivered to their homes instead of going to buy them.

Conventional physical distribution companies are responding to these environmental changes by evolving into third-party logistics (3PL) providers. In addition, companies from other sectors, especially trading companies and warehouse-based wholesalers, are increasingly moving into the physical distribution business as consultants. The result is an accelerating process of industry restructuring, in which some companies are falling by the wayside. The market today requires physical distribution operators with the ability to provide high-frequency, small-load services at reduced costs, and the capacity to develop order-made physical distribution structures.

Many net-based companies need proposal-type outsourcing. Home delivery companies, which have reduced costs by applying systems technology to physical distribution, are unable to respond to the conflicting demand for lower costs and order-made services.

More and more companies are outsourcing all of their physical distribution operations, and this trend is expected to intensify in the future. Keika Express specializes in the proposal of individual physical distribution solutions and excels in the reduction of costs. This is an excellent time for Keika Express to attract new customers and expand its business. Management is confident in the Company's ability to establish a strong position for itself as an advanced physical distribution software enterprise.

□ The Environment for the Owner-operator Development Business

The employment situation in Japan remains extremely harsh. The average full unemployment rate for 1999 reached an all-time high of 4.7%, an increase of 0.6 points over the 1998 level. A gradual economic recovery brought signs of a moderate improvement, including a rise in the job opening-to-application ratio. However, conditions are still very difficult, as indicated by the fact that the full unemployment ratio set a new record of 4.9% in February and March 2000.

Companies in certain industries have started to employ more workers, but the overall trend remains depressed, and major declines were still occurring in the second half of the year. There is a still a strong perception that companies are over-staffed, though this trend appears to have reached its peak. Work-force adjustments are occurring over a medium-range time frame, and even companies that need more personnel are mainly hiring casual or part-time workers because of uncertainty about the future outlook. As a result, the employment pattern is still characterized by a downward tend in permanent job numbers, and an increase in the number of casual jobs. Inadequate demand for labor accounts for only about one-quarter of the high unemployment rate, which is also being influenced significantly by such factors as changes in the attitudes of young workers, and an emphasis on younger workers in employer's recruitment patterns. Japan is an aging society, and the supply of labor will inevitably be transformed by a dramatic decline in the number of young workers, and a rapid increase in the number of older workers. There is a danger that this change could result in increased mismatching and structural or frictional unemployment.

A growing percentage of Japan's population is likely to shift from the younger age groups into the older in the years ahead. Forecasts of the labor population suggest that the number of young workers aged between 15 and 24 will decline by 4 million over the next decade, while the number of older workers in the 55-plus age group will increase by 3.8 million. If labor demand remains heavily weighted toward younger workers, unemployment among older workers, including baby boomers, will become an increasingly serious problem over the next decade. Businesses will meanwhile face production bottlenecks caused by factor shortages resulting from a rapid decline in the availability of young workers. To prevent this mismatching problem from expanding, companies will need to change their demand patterns dramatically to reflect the supply mix, by reducing their demand for younger workers and increasing their emphasis on employment of workers in the middle and higher age groups.

In the owner-operator development business, these factors have been reflected in a steady increase in the number of people applying to become light truck operators. However, Keika Express absorbs surplus workers through its owner-operator development business, and because of the prolonged deterioration of the Japanese employment environment, there is a danger that financially unsound people will also apply. To improve the standard of its owner-operators and the quality of transportation services, Keika Express will therefore need to tighten its applicant screening processes and apply tougher requirements from the initial stages of start-up support.

This social environment, which is expected to continue in the foreseeable future, will have a positive effect on Keika Express. Owner-operators in the middle and high age groups

tend to achieve higher standards of customer satisfaction, and Keika Express intends to raise the quality of its transportation services by selectively recruiting people in these age groups. This is an excellent time to act positively in preparation for anticipated changes in the employment structure by building and strengthening a corporate structure geared toward labor shortages.

May 28, 2001

03 MAR 25 AM 7:21

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374, 2nd Section, Osaka Securities Exchange
Contact	Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone	(06)6907-5770

Notice Concerning Unsecured Warrant Bonds Issue

(Introduction of Incentive Plan for Directors and Auditors of Keika Express Co., Ltd.)

At its meeting on May 28, 2001, the Board of Directors resolved to implement an unsecured warrant bonds issue in Japan. The purpose of the issue is to allow the Company's directors and auditors to acquire subscription warrants.

Keika Express has been working since April 2001 to link remuneration as closely as possible to business performance. The above incentive plan is intended to contribute to the improvement of business performance and the development of business activities by further reinforcing profit awareness on the part of the Company's officers.

Warrant bonds will be issued, and directors and auditors will receive the subscription warrants as part of their remuneration. When the share price reaches a certain level, they will be able to realize gains by exercising the warrants to acquire Keika Express shares, which can then be sold on the market. If the share price fails to rise, they will not be able to realize gains on sales, and the value of their subscription rights will be extinguished.

The aim of the plan is to provide a strong incentive to directors, who are responsible for the improvement of business performance. It is expected to give renewed energy to the organization and drive rapid improvement in performance, ultimately bringing substantial benefits to shareholders and investors.

Overview of Warrant Bond Issue

1.	Name of issue	Keika Express Co., Ltd. First Unsecured Warrant Bonds
2.	Total amount	¥200 million
3.	Denomination	¥1 million, one type only
4.	Form of Issue	Only in bearer form with coupons
5.	Interest rate	2.35% per annum

6.	Issue price	¥100.6 per ¥100 of face value (including the bond issue price of ¥100, and the warrant issue price of ¥0.6)
7.	Redemption value	¥100 per ¥100 of face value
8.	Redemption date	June 14, 2005
9.	Application date	June 13, 2001
10.	Pay-in date	June 14, 2001
11.	Subscription method	Total issue to be underwritten by Daiwa Securities SMBC Co., Ltd.
12.	Security, guarantee	There will be no physical collateral or guarantees on these bonds, and no specific assets will be reserved.
13.	Financial covenants	Negative pledge
14.	Method for redemption before maturity	Repurchase and cancellation of these bonds will be available from the day after the issue date, provided that this does not exceed the total amount of the aggregate issue value of shares relating to unexercised warrants.
15.	Interest payment dates	June 14 and December 14 each year
16.	Location for interest and principal payments	The head office of Keika Express Co., Ltd.
17.	Underwriter	Daiwa Securities SMBC Co., Ltd.

18. Matters relating to warrants

(1) Percentage of warrants to be granted

100%. Each warrant will confer the right to receive new shares with an issue value of ¥1 million (hereinafter referred to as an "allotment").

(2) Total issue value of new shares that can be issued through the exercise of warrants

¥200 million

(3) Type of shares to be issued through exercise of warrants

Keika Express Common shares with par value (par value: ¥50 per share). Proviso: If Keika Express issues common shares without par value, the shares issued will also be common shares without par value.

(4) Conditions for exercise of warrants

The issue price per Keika Express common share issued through the exercise of warrants (hereinafter referred to as the "exercise price") will be ¥1,500. The number of common shares with par value issued through the exercise of warrants will be as shown below. Where calculations result in fractions of one share, these will be discarded. The issue price will be adjusted by using the market price method.

$$\text{Number of shares} = \frac{\text{Total allotment of subscription warrants surrendered by a bearer seeking to exercise warrants}}{\text{Exercise price}}$$

(5) Period for exercise of warrants

From July 2, 2001 to June 10, 2005

Proviso: It will not be possible to exercise any further warrants if the obligations of Keika Express in respect of this bond issue are accelerated.

(6) Partial exercise of warrants

No partial exercise of warrants will be allowed.

(7) Transfer of warrants

Warrants can be transferred separately from the bonds. Proviso: Directors and Auditors of Keika Express Co., Ltd., as stipulated in Item 20 below, will in principle be unable to transfer warrants under the provisions of a memorandum to be concluded with the Company.

(8) Amount of exercise price not transferred to capital

This will be portion of the exercise price (if adjusted, the adjusted price) remaining after deduction of the amount transferred to capital. The amount transferred to capital will be the exercise price multiplied by 0.5. Any fraction of one yen resulting from this calculation will be rounded up to the next whole yen. Proviso: When Keika Express common shares par value are issued through the exercise of warrants, if the amount to be transferred to capital as calculated according to the above formula is less than the par value of Keika Express common shares with par value, the amount transferred to capital will be the par value.

(9) Location for processing of payments

Sumitomo Mitsui Banking Corporation, Kadoma Branch

(10) Location for processing of requests to exercise warrants

Daiwa Securities SMBC Co., Ltd. (head office and Osaka branch)

19. Recording agency

Not applicable

20. The subscription warrants issued by Keika Express will be repurchased in full from the underwriter on the payment date and then allocated to the Directors and Auditors of Keika Express as part of their remuneration.

21. The above terms and conditions are subject to the validity of registration under the Securities Exchange Law.

Matters Relating to the Subscription of the Subscription Warrants

1. Name of issue	Keika Express Co., Ltd. Subscription Warrants (first)
2. Total amount	¥1,200,000

3.	Issue price	¥0.6 per ¥100 of allocation
4.	Value assigned to each subscription warrant	¥1,000,000
5.	Number issued	200
6.	Application unit	1
7.	Application date	June 13, 2001
8.	Payment date	June 14, 2001
9.	Application office	Daiwa Securities SMBC Co., Ltd.

June 12, 2001

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO Code: 9374
Contact	Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone	(06)6907-5770

Notice Concerning Business Alliance between Seino Transportation Co., Ltd. and Keika Express Co., Ltd.

Seino Transportation Co., Ltd. and Keika Express Co., Ltd. have agreed to join in a business alliance.

The new alliance provides for nationwide delivery of small commercial freight items from the approximately 1,000 business customers of Keika Express in the Tokyo metropolitan area. Approximately 2,400 owner-operated vehicles contracted to Keika Express will be used to handle related tasks, including freight collection and incidental light work. Seino Transportation will provide nationwide trucking. The arrangement allows each company to focus on the areas in which it excels.

Keika Express and Seino Transportation will be able to make effective use of their management resources and expertise under the new alliance. While focusing on their respective core competencies, the two companies aim to strengthen and expand their business operations and gain increased synergy benefits in relation to the development of new business operations and new customers. The alliance is expected to produce the following specific benefits.

1. Keika Express excels as a provider of low-cost, high added-value services, including non-standard freight transportation and combined freight handling and transportation services, within its service areas. The linkage of these capabilities with the nationwide delivery network of Seino Transportation will allow Keika Express to offer nationwide delivery services, while Seino Transportation will benefit from the rapid establishment of high-added-value end-user services.
2. Until now Seino Transportation's final collection time has been limited by the need to allow time for various tasks, including loading, sorting and travel to base. Because of the alliance

with Keika Express, it will now be able to extend its final collection time each day to 10:00 p.m. The resulting differentiation of its services from those offered by competitors will help to boost sales and profit in the area of commercial small-load freight.

3. Conventional delivery services cannot accommodate non-standard items. However, Seino Transportation will be able to develop new services based on the expertise of Keika Express in relation to non-standard freight and incidental freight-handling services. By differentiating its services in this way, Seino Transportation aims to increase its sales and profit in the area of commercial small-load freight.

Overview

Products:	Commercial small-load freight
Collection vehicles	Owner-operated light freight vehicles and general light vehicles
Collection area	23 wards of Tokyo proper
Collection hours:	9:00 a.m. to 10:00 p.m.
Sales targets:	1st year: ¥500 million, 2nd year ¥1,000 million, 3rd year: ¥2,000 million
Start-up date:	July 1, 2001

Keika Express has built its business operations through a double outsourcing approach, whereby freight transportation is contracted to owner-operators of light freight vehicles. The alliance with Seino Transportation signals its expansion into the area of freight forwarding based on the use of general freight vehicles.

Keika Express will continue to take full advantage of its business model as a transportation company without trucks to maximize corporate value and achieve further growth.

August 20, 2001

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO Code: 9374
Contact	Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone	(06)6907-5770

Notice Concerning Personnel Changes Resulting from Introduction of Executive Officer System

This is to inform you that Keika Express Co., Ltd. has decided to introduce an executive officer system, effective from May 17, 2001. The new system will be introduced to improve management speed and clarify operational responsibilities and roles. Executive officers were appointed at the Board of Directors meeting on August 18, 2001.

I. The Introduction of the Executive Officer System

1. Aims
   - ☐ The roles and functions of the Board of Directors will be strengthened through separation of management and executive responsibilities.
   - ☐ Authority and responsibility will be clarified through increased development of operational executive authority, leading to prompt decision-making and speed-focused management.

2. Definition and Role of Executive Officer
   - ☐ Executive officers will be appointed by the board and will be responsible for the performance of operations in accordance with authority conferred by the Board of Directors and the Representative Director and the directives thereof.
   - ☐ Executive officers will devote themselves to the performance of operations and the achievement of results in accordance with business policies and strategies determined by the Board of Directors.

3. Term of Office

Executive officers will be appointed for a period of one year.

II. Appointment of Executive Officers

The following people will become executive officers as of August 21, 2001.

	New Post	Previous Post
Masafumi Hada	Executive Officer Responsible for Business Division I	Manager, Business Division I
Katsuhiro Ueno	Executive Officer Responsible for Business Division II	General Manager, Business Headquarter

August 21, 2001

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO Code: 9374
Contact	Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone	(06)6907-5770

Launch of New Escrow Service for Yahoo! Auctions

— Business Alliance Based on Core Competencies of Keika Express Co., Ltd., Asteric Co. Ltd. and Net Protections Inc.—

Keika Express Co., Ltd. (head office: Kadoma-shi, Osaka, President & CEO: Katsutoshi Nishihara) has formed a business alliance with Asteric Co. Ltd. (head office: Shinjuku-ku, Tokyo, President and Representative Director: Seiji Takahashi), which provides total support services for Internet businesses, and Net Protections Inc. (head office: Minato-ku, Tokyo, President and Representative Director: Satoshi Enomoto), which specializes in support for e-commerce. The three companies will establish a new escrow service business providing payment collection services and merchandise delivery (transportation) services for Internet auction users, in addition to conventional payment and merchandise guarantee services. The system will be provided to Yahoo! Auctions, which is the leading Internet auction organization with over 2.5 million items on offer. The three companies are aiming for first-year sales, including escrow fees, of ¥1,000 million.

Successful bidders on Yahoo! Auction, which is operated by Yahoo! Japan, will have the option of using the new service, called "*NP Marumaru Hosho.*" Existing escrow services impose an additional burden on bidders, who are often required to pay funds into bank accounts or register their cards before they receive goods. The new service will be differentiated by the reduced burden on bidders, including payment collection through a collection agency service, and guarantees against problems occurring up to 14 days after the delivery of auction goods, including merchandise damage, returns (*1), shortfalls and substitutions, and transportation risk, (inability to collect or deliver goods, redirection, etc.).

Net auction users face a variety of risks. In addition to fraud, such as failure to send merchandise for which payment has been made, there is also the danger of exposure to stalkers, and the illegal use of personal information. This service allows people to use net

auctions with peace of mind.

*1 Excluding merchandise returns resulting from a change of mind on the part of the buyer

Escrow fees (including delivery, insurance and payment charges, etc.) are based on the final bid price. There are flat rates of ¥1,800, ¥2,500, ¥3,500 and ¥4,500 for amounts up to ¥30,000, ¥100,000, 200,000 and ¥300,000 respectively.

The new service will be introduced from August 2001 on Yahoo! Auction, the biggest net auction site in Japan. It will probably also be introduced by other net auction operators. The three companies are likely to develop other joint business in the areas of B2B and B2C commerce

October 22, 2001

To whom it may concern:

Company Keika Express Co., Ltd.
Head Office 12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone (06) 6907-5770

Notice Concerning Comprehensive Business Alliance between Keika Express Co., Ltd. and DAT Japan, Limited

Keika Express Co., Ltd. (head office: Kadoma-shi, Osaka, President & CEO: Katsutoshi Nishihara) and DAT Japan, Limited (head office: Bunkyo-ku, Tokyo, Representative Director: Toshio Katayama) have formed a business alliance to strengthen their business strategies in anticipation of the privatization of postal services. DAT Japan specializes in short-notice charter deliveries, especially motorcycle courier services in the Tokyo Metropolitan Area. By combining their respective specialties, the two companies aim to enhance their ability to meet the physical distribution needs of the business sector while developing business strategies in readiness for postal privatization.

This alliance will link the proposal sales capabilities and B2B contracting services of Keika Express in the field of physical distribution with the motorcycle courier management expertise and mail operations of DAT Japan in the Tokyo Metropolitan Area. Keika Express plans to launch a nationwide motorcycle courier network, a small-item mixed-load system (carrying small items for multiple shippers in the same vehicles), and a nationwide mail service to take advantage of mail privatization.

The small item mixed-load service and mail services are already operating in Sapporo, Sendai, Nagoya, Osaka, Hiroshima and Fukuoka. The launch of a mail service in Tokyo will be major step toward the completion of a nationwide network.

DAT Japan will progressively introduce 400 Keika Express light trucks between late October and early December. It will use its existing vehicle dispatch system to build an extremely efficient light truck express delivery system. Shipper information provided by Keika Express through its sales organization will help to offset DAT Japan's limited sales capabilities during the start-up phase.

Keika Express and DAT Japan are both involved in the light-vehicle transportation

business but have totally different vehicles, methods and business operations. The alliance between them will create an extensive and comprehensive light truck transportation group capable of responding to all customer needs. The two companies will also be able to expand their mail operations in preparation for the privatization of mail services, while facility sharing will allow them to reduce the selling and administrative costs associated with the start-up of new business operations. Both Keika Express and DAT Japan will benefit from the rapid and efficient development of activities based on their respective core competencies.

DAT Japan will also be given the right to use the "TRUSTEX" logo, which is a trademark of Keika Express. As a TRUSTEX Alliance Member, it will display the logo on its facilities and vehicles.

October 25, 2001

To whom it may concern:

Company Keika Express Co., Ltd.
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Hideki Kajimoto, Director, General Manager, Business Planning Division
Telephone (06)6907-5770

Notice Concerning Adjustment of Interim Performance Forecasts for the Fiscal Year Ending March 2002

The performance forecasts published with the annual accounts on May 17, 2001 have been adjusted as follows to reflect recent performance trends.

1. Consolidated Interim Performance Forecasts for the Fiscal Year Ending March 2002 (from April 1, 2001 to September 30, 2001)

	Recurring Profits	Net Profits
Previous forecast (A)	¥546 million	¥316 million
Adjusted forecast (B)	¥361 million	¥(72) million
Increase (decrease) (B-A)	(¥185 million)	(¥389 million)
Percentage increase (decrease)	(34.0%)	-
First half of previous year	¥733 million	¥405 million

Non-Consolidated Interim Performance Forecasts for the Fiscal Year Ending March 2002 (from April 1, 2001 to September 30, 2001)

	Recurring Profits	Net Profits
Previous forecast (A)	¥541 million	¥287 million
Adjusted forecast (B)	¥827 million	¥356 million
Increase (decrease) (B-A)	¥286 million	¥69 million
Percentage increase (decrease)	52.8%	24.1%
First half of previous year	¥504 million	¥273 million

2. Reason for Adjustments to Consolidated Interim Performance Forecasts

(1) Consolidated performance has been affected by the lower-than-expected interim results from Keika Express CS, which was acquired in April 2001. As a result, both recurring profits and net profits fell below the consolidated forecasts published with results for the year ended March 2001. Since its acquisition, Keika Express CS has increased its efforts to develop new customers. It is also working to curtail unprofitable transactions and reduce labor costs and other overheads. The benefits of these efforts should start to become apparent in the second half of the year.

(2) The non-consolidated position is benefiting from the strong performance of transportation operations. Other contributing factors include the sale of truck bodies based on Keika Express specifications to a motor vehicle manufacturer. Interim recurring profits is expected to be substantially higher than the amount forecast when the results for the year ended March 2001 were published.

3. Other Matters

Consolidated and non-consolidated performance forecasts for the whole of the year to March 2002 will be announced when the interim results are published.

February 14, 2002

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Comprehensive Business Alliance between Keika Express Co., Ltd. and UNITY Co., Ltd.

— Strategic Reinforcement of Light-work Contracting —

UNITY Co., Ltd. and Keika Express Co., Ltd. have decided to undertake an integrated business alliance to best realize the dynamics of a contracted-work business, by which we will further capture opportunities arising from companies' logistical needs by allowing them to outsource common physical-distribution operations.

Through this new alliance, the two companies will create a comprehensive physical distribution outsourcing group capable of responding to all customer needs. Other advantages include the strategic reinforcement of both companies' operations in readiness of the privatization of postal services, and the reduction of selling and administrative expenses relating to new activities through facility sharing. Both Keika Express and UNITY will be able to develop their activities rapidly and efficiently by specializing in their respective core competencies.

This alliance brings together the proposal sales capabilities of Keika Express and the operational staff management expertise and recruitment capabilities of UNITY. The aim is to gain a larger share of the market for light work contracting, demand for which has expanded rapidly in recent years. Keika Express had been planning to expand into the light work contracting business. This new alliance is expected to accelerate the development of a nationwide service network and the expansion of sales in this area.

With the guidance of Keika Express, UNITY will subcontract aspects of the development business under a newly launched development support business. Starting in March 2002, it will also build a trucking business based on the progressive introduction of Keika Express light trucks. During the start-up phase, the Keika Express sales force will provide support, including information about shippers, to offset UNITY's initial lack of sales expertise. UNITY will also be given the right to use the "TRUSTEX" logo, which is a trademark of Keika Express. As a TRUSTEX Alliance Member, it will display the logo on its facilities and vehicles. It will also have opportunities to

achieve dramatic cost reductions and rapid business expansion by actively sharing offices, facilities and operational staff through the TRUSTEX Alliance.

April 1, 2002

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Keika Express Establishes ¥3,000 Million Commitment Line

Keika Express Co., Ltd. (head office: Kadoma-shi, Osaka, President & CEO: Katsutoshi Nishihara) has reached agreement with four major financial institutions concerning the continuation of its ¥3,000 million commitment line with a lower interest rate than in the previous year. The agreement was signed on March 29 with Sumitomo Mitsui Banking Corporation, acting as lead manager, and UFJ Bank, Ltd., Mizuho Bank, Ltd., and the Iyo Bank, Ltd as joint participants. Keika Express will use the commitment line to improve its financial efficiency and the flexibility of its access to funds.

Sumitomo Mitsui Banking Corporation and UFJ Bank will each lend ¥1,000 million, Mizuho Bank ¥800 million, and the Iyo Bank ¥200 million, making a total of ¥3,000 million.

With the renewal of the contract, the four banks also agreed to reduce the loan interest rate by 0.25%. This is a reflection of the strong confidence that major banks have in Keika Express, despite the extremely poor economic conditions currently prevailing in Japan.

Keika Express aims to increase its sales to ¥50 billion within three years. It plans to use the commitment line a flexible way of obtaining finance.

Financial institutions	Sumitomo Mitsui Banking Corporation, UFJ Bank, Ltd., Mizuho Bank, Ltd., the Iyo Bank, Ltd.
Commitment line	¥3,000 million
Contract period	364 days on and from March 29, 2002
Interest rate on funds borrowed	TIBOR + 0.5% (previously TIBOR + 0.75%)

What is a Commitment Line?

A commitment line is a line of credit established in advance between a company and financial institutions. The company is able to borrow up to the amount of the commitment

line at any time without further credit checks, but it is required to pay fees. Under the Law Concerning Commitment Line Agreements, which took effect in 1999, financial institutions have greater freedom with regard to fee levels and other aspects of commitment agreements.

Compared with conventional loan transactions, there are significant benefits for borrowers from the perspective of credit terms, access to liquidity, and efficiency. These include the ability to borrow funds at any time during a specified period with security, lower administrative costs, since loans are covered by a single agreement, and cost savings made possible by market-linked interest rates.

April 15, 2002

To whom it may concern:

Company Keika Express Co., Ltd.
Head Office 12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Satoshi Nishihara, Senior Managing Director
Telephone (06)6907-5770

15th Anniversary Commemorative Dividend

This is to inform you about a resolution of the Directors of Keika Express Co., Ltd. at the meeting of the Board of Directors on April 13, 2002, concerning the final dividend for the fiscal year ended March 2002.

1. Reason for Commemorative Dividend

Keika Express continues to maintain healthy performance. In addition to sustained business efforts involving the entire Keika Express organization, that success is also attributable to the continuing support of our shareholders. As an expression of gratitude for that support, the Directors have decided to implement a commemorative dividend of ¥10 in addition to the ¥12.5 final dividend stated in the previous forecast. The addition of this amount to the ordinary annual ¥25 brings the total dividend for the fiscal year to ¥35.

2. Fiscal Year Ended March 2002 (from April 1, 2001 to March 31, 2002)

	Previous Forecast (Published May 17, 2001)	Adjusted Figures	Reference: Payments in Previous Fiscal Year (Year Ended March 2001)
Interim dividend per share	¥12.5 yen (ordinary dividend, paid)	———	¥10 yen (ordinary dividend)
Final dividend per share	¥12.5 yen (ordinary dividend)	¥22.5 yen (including ¥10.0 commemorative dividend)	¥15 yen (including ¥5.0 commemorative dividend)
Annual dividend per share	¥25.0 yen (ordinary dividend)	¥35.0 yen (including ¥10.0 commemorative dividend)	¥25 yen (including ¥5.0 commemorative dividend)

These payments are subject to approval at 15th Annual General Meeting of Shareholders to be held in June 2002.

May 1, 2002

To whom it may concern:

Company Keika Express Co., Ltd.
Head Office 12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Satoshi Nishihara, Senior Managing Director
Telephone (06)6907-5770

Notice Concerning Start of New "Keika B2B EXPRESS" Service

— Small-lot, Mixed-load Delivery Service for Commercial Distribution —

Keika Express Co., Ltd. (head office: Kadoma-shi, Osaka, President & CEO: Katsutoshi Nishihara) plans to launch a small-lot mixed-load delivery service for the business-to-business (B2B) market. The service will be limited initially to the 23 wards of Tokyo proper but will be progressively expanded, in step with demand, to encompass the entire Tokyo Metropolitan Area, as well as the Chubu and Kinki regions. Keika Express is planning for sales of ¥200 million in the fiscal year ended March 2003 and ¥6,000 million in the fiscal year ended March 2004 from the new service. The goal is to achieve sales of ¥50,000 million, including sales from existing services, in the fiscal year ended March 2005.

The charge per item will be around 40% of the amounts charged by major home delivery companies. For example, the charge for an item weighing up to 2kg and with the sum of three dimensions not exceeding 60cm will be around 50-60% of the cost for general parcel mail. If multiple items are sent, Keika Express will match the ¥100 per item discount offered by major home delivery companies for between two and nine items. The volume discount will be especially significant if 10 or more items are sent, since the cost per item will be halved.

These low prices reflect the unique business model developed by Keika Express. Instead of maintaining its own fleet of vehicles and drivers, it uses outsourcing to provide actual delivery services.

The new service will be marketed as "Keika B2B EXPRESS". For items requiring urgent delivery, Keika Express will also offer the "Keika B2B SUPER EXPRESS" service. For an additional charge of ¥6,500, urgent items will be carried in a charter vehicle without other items. These services will be provided to meet specific customer requirements.

Keika B2B EXPRESS will be introduced in the 23 wards of Tokyo proper on May 1.

May 17, 2002

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

New Medium-term Management Plan "Transition to the Second Stage of Initiation"

—Restructuring for Change to a Next-generation Standard —

We have drawn up a new medium-term management plan until fiscal year 2004 and will start undertakings therefore from this fiscal year. We have almost completed the first stage of initiation by the previous fiscal year, therefore, this plan is an important three-year plan for transition to the second stage of initiation and our further growth and development in the future.

The Current Business Environment

- Companies are increasingly outsourcing their physical distribution operations.
- In the area of special mixed-load trucking, there is little competition for non-standard freight, because the industry has sought to improve the efficiency of freight sorting and loading by focusing on expansion of the market for freight that is standardized in terms of size, weight or other factors.
- Despite a decline in the overall volume of physical distribution in a deteriorating economic environment, there is strong demand for non-standard freight, and there is still considerable room in the market for services that reduce costs and add value.
- There is still strong pressure from shippers for reductions in physical distribution costs. This is reflected in a continuing trend toward lower overall physical distribution costs driven by such factors as reductions in the number of items, tariff reductions, and changes to physical distribution methods.

Keika Express will maintain the following basic policies in this business environment.

Basic Management Policies

- The competitive advantage (core competence) of Keika Express consists of expertise that allows it to reduce costs and improve performance through the use of light trucks, and a powerful proposal sales system. These capabilities will be further enhanced.

- Keika Express will develop its backbone infrastructure through M&A, alliances and other means, to support utilization on a larger scale.
- Keika Express will provide services that are differentiated from existing special mixed-freight contractors, in order to capture customer demand with totally new services for which there is no competition.

The business environment and basic business policies described above are reflected in the New Medium-term Management Plan. The aim of this plan is to bring about a change from the existing paradigm based on ownership, to a new light trucking paradigm based on utilization.

The New Medium-term Management Plan

The first stage of growth was driven by the use of light trucks, non-standard freight trucking, double outsourcing, and contracted operators. Keika Express is now moving to its second stage of growth, in which there will be a shift from utilization to networking—through associations with subcontractors, independent contractors specializing in medium and large freight, and long-distance transportation operators—including light work in warehouses. The contractor profile, which has hitherto consisted mainly of individual owner-operators, will also be expanded to include incorporated subcontractors. These changes represent a shift in concept from utilization to networking. The fundamental concept of "utilization-oriented management" will be further expanded to allow the entire Keika Express Group to provide a more diverse range of services to customers. The following measures will be implemented to support this transition.

1. Expansion of Business Areas through Company Contracting

Keika Express has employed an approach known as "utilization-oriented management." based primarily on its "double outsourcing" concept. This approach will be further expanded through the dynamic formation of inter-company business alliances. The infrastructure needed to provide physical distribution services that match customer needs will be built through an active program of M&A, the targets of which will include long-distance trucking firms and warehouse operators. The powerful sales systems of Keika Express will provide a framework for the restructuring of companies' operations to create enhanced services that reflect the needs of Keika Express and its customers.

The transition to a large-scale utilization-oriented management will be achieved through the formation of business alliances and subcontracting relationships, and through M&A resulting in the

creation of subsidiaries and associated companies. The method used will be selected flexibly to achieve synergies with the parent company's activities.

Major Contracting Arrangements, Partnerships, Mergers and Acquisitions to Date

Establishment of nationwide network
→ Partnership with Seino Transportation Co., Ltd.
Preparation for privatization of postal services
→ DAT Japan, Limited
Expansion of light work contracting
→ UNITY Co., Ltd.
Incidental operations for medium and large freight
→ Keika Express CS Corporation

2. Expansion into New Market (Establishment of Keika B2B EXPRESS Service)

Keika Express will expand into the area of small-load/mixed-load freight services for businesses. It has established the Keika B2B EXPRESS Service with the aim of gaining a share of the B2B delivery market. The characteristics of the Keika Express approach, including its double-outsourcing system and its use of light trucks, give it the advantage of being able to calculate costs without including vehicle maintenance or operating expenses or driver wages. This is reflected in extremely low rates that undercut competitors' prices by about one-half. The charges are especially attractive when multiple items are involved, a factor that is expected to differentiate the Keika B2B EXPRESS service from competing services.

The growth achieved by Keika Express in the past resulted from an approach based on the use of light trucks contracted exclusively to individual companies. By extending the light truck approach into the mixed-load field, Keika Express will be able to expand its market arena by offering a service that is totally different from its existing repertoire. The new service will be introduced first in the 23 wards of Tokyo proper and progressively extended to the entire Tokyo Metropolitan area, followed by the Chubu, and Kinki regions. It will be the flagship for an expansionary phase that will further accelerate the growth of Keika Express.

3. Business Restructuring (Partial Outsourcing of Owner-operator Development Business)

Recent employment trends are reflected in a steady increase in the number of people wishing to become independent operators through the Keika Express owner-operator development business.

Keika Express has been forced to limit the number of new owner-operators develops because of the worsening credit positions of applicants in recent years. However, the recruitment of owner-operators is an absolute imperative because of the continuing expansion of the transportation business. Keika Express has responded to this issue on several levels, including the establishment of a start-up support business based on the partial outsourcing of owner-operator development. It will also secure mixed-load freight operators through M&A and alliances, while facilitating efficient light-truck freight operations through its subcontracting firms. This business format will allow Keika Express to minimize exposure to new long-term receivables and other burdens while securing the owner-operators that it needs. It will work under this structure to expand the use of double-outsourcing in its transportation operations.

4. Improving Cost Competitiveness under New Business Structure

Keika Express will increase its emphasis on transportation operations by shifting from the present mix of 70% transportation and 30% merchandise to an 80%-20% structure. During the start-up phase, Keika Express needed to recruit large numbers of owner-operators to overcome a supply-demand imbalance caused by heavy demand for transportation. Large-scale recruitment was vital to the expansion of operations through the establishment of a nationwide service structure. Keika Express has now achieved nationwide coverage, and its transportation business is operating successfully. The focus has shifted to the recruitment of quality owner-operators, and the number recruited is no longer increasing year-on-year.

This reduced emphasis on the development business, which offers high profit margins, will cause a temporary decline in the sales-profit ratio. However, the anticipated advantages include lower spending on advertising in relation to owner-operator recruitment, and the reduction of long-term receivables and other burdens. The benefits in terms of medium- to long-term financial strategy will be substantial.

The following management goals have been established under these policies.

5. Management Targets

Keika Express aims to achieve consolidated sales of ¥50,655 million, consolidated operating income of ¥3,715 million, and consolidated ordinary income of ¥3,814 million by the fiscal year ended March 2005. The sales structure will change from the current mix of 70% of transportation operations and 30% from the development business (in the fiscal year ended March 2002) to 82% from transportation operations (made up of 71% from existing operations and 29% from

small-load/mixed-load services) and 18% from the development business in the fiscal year ended March 2005.

・Sales

Our goal is to achieve consolidated sales of ¥50,000 million in the near future through the expansion of small-load/mixed-load trucking.

	FY2001	FY2002	FY2004	3-Year Change
Consolidated	¥32,200 million	¥34,300 million	¥50,600 million	157%
Non-Consolidated	¥30,000 million	¥31,600 million	¥47,800 million	159%

・Operating Profits

We will strive to curb increases in selling, general and administrative expenses through in-depth cost-cutting measures and efficiency improvements.

	FY2001	FY2002	FY2004	3-Year Change
Consolidated	¥2,200 million	¥1,600 million	¥3,700 million	165%
Non-Consolidated	¥2,900 million	¥1,000 million	¥3,100 million	106%

・Recurring Profits

	FY2001	FY2002	FY2004	3-Year Change
Consolidated	¥2,300 million	¥1,700 million	¥3,800 million	163%
Non-Consolidated	¥2,900 million	¥1,100 million	¥3,100 million	107%

・Net Profits

	FY2001	FY2002	FY2004	3-Year Change
Consolidated	¥1,000 million	¥1,100 million	¥2,100 million	201%
Non-Consolidated	¥1,500 million	¥600 million	¥1,600 million	106%

・ROE Targets

The following ROE targets have been set for the Keika Express Group over the next three years. We are determined to maximize returns by using efficiently the funds entrusted to us by shareholders.

	FY2001	FY2002	FY2004
Consolidated	19%	18%	23%
Non-Consolidated	26%	9%	19%

The total energies of the Keika Express Group will be focused on the early achievement of these goals.

Reference:

Basic Management Thinking

The winners in the 21st century will be companies that shift from ownership-oriented management to utilization-oriented management.

When I started this business, I was confident in my sales abilities but lacked capital. With this sales skill as my only core asset, I used outsourcing for other requirements. At the time, ownership was the accepted norm in this industry, and the utilization approach was considered abnormal. Most companies in existence around 1987, when I established Keika Express, structured their business operations around a value system that emphasized ownership. Both individuals and companies gained a sense of prosperity through ownership. The era of high economic growth and inflation was characterized by a value system based on ownership.

The environment changed after the end of the Cold War. Inflation gave way to deflation, and those on the East side in the Cold War became part of the West. A global glut of both facilities and labor caused the value of goods to decline, triggering a deflationary trend. Since then the United States has produced a new yardstick known as the "global standard." Our value systems today are based on utilization rather than ownership.

This environment requires a shift from ownership-based management to utilization-based management. Necessity forced us to adopt utilization-based management 14 years ago. I believe that the ability to decide what to keep and what to discard is crucial to management strategy. I do not say that ownership is wrong in all cases. What we need to do is abandon accepted wisdom and preconceived ideas and consider afresh how profit and corporate growth are achieved. Unconventional ideas can be very powerful.

We first need to choose what it is that we must "own" to give ourselves an advantage over our competitors. Then we must make decide efficiently how we approach utilization and outsourcing for other aspects of our activities. The core activities for Keika Express are sales and development. Basically, we outsource everything else. The only assets that we own are our sales capabilities and expertise. Our keyword is "light freight," and our goal is to ensure our growth and expansion as a winner through increased concentration of our management resources.

We look forward to your continuing support in the future.

Katsutoshi Nishihara
President and CEO
Keika Express Co., Ltd.

June 24, 2002

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning a Business Alliance with Nihonbashi Warehouse Co., Ltd.

Nihonbashi Warehouse Co., Ltd. and Keika Express Co., Ltd. have decided to undertake business alliance to best realize the dynamics of a contracted-work business, by which we will further capture opportunities arising from companies' logistical needs by allowing them to outsource common physical-distribution operations.

The business development policy of Nihonbashi Warehouse Co., Ltd. calls for aggressive expansion of revenues from freight handling and related activities, in addition to rental income from warehouses and office buildings. The aim of this approach is to build a dual-income structure based on diversification into freight transport, especially light trucking, and support for business establishment. Under the new alliance, Keika Express will provide Nihonbashi Warehouse with business management technology and sales capabilities. The two companies aim to achieve synergy benefits by building a relationship based on complementation, including the reinforcement of their business bases through reciprocal utilization of facilities and cooperation between sales and operational staff.

We have also agreed to acquire 1,697 thousands ordinary shares of Nihonbashi Warehouse Co., Ltd. from Tsuzuki Boseki Co., Ltd., as a result of such acquisition, we will hold 11.3% of the issued and outstanding shares of Nihonbashi Warehouse Co., Ltd.

Overview of Nihonbashi Warehouse Co., Ltd.

(1)	Name	Nihonbashi Warehouse Co., Ltd. (Code: 9318, TSE 2nd Section)
(2)	Main activities	Warehousing, leasing of warehouses and other facilities, freight handling, real estate leasing
(3)	Establishment date	February 1922
(4)	Head office	2-7, Nihonbashi Odenma-cho, Chuo-ku, Tokyo
(5)	Representative	Mamoru Isonare, President
(6)	Capital	¥750,000,000 (15,000,000 shares issued)
(7)	Employees	53 (as of March 31, 2002)
(8)	Major shareholders	Tsuzuki Shoji Co., Ltd. 28.29% Tsuzuki Boseki Co., Ltd. 24.76% (As of March 31, 2002)

September 17, 2002:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Acquisition of Treasury Stocks

Keika Express Co., Ltd. has implemented an acquisition of treasury stocks formerly held by one of our subsidiaries in accordance with a decision taken under the provisions of Article 211-3 of the Commercial Code.

1. Name of subsidiary	Luck Co., Ltd.
2. Type of shares acquired	Ordinary shares of Keika Express Co., Ltd.
3. Number of shares acquired	12,000 (0.16% of total shares issued and outstanding)
4. Total acquisition cost	¥19,932,000 (¥1,661 per share) See note
Note: Method used to calculate acquisition price	The average of closing prices (including quotes) for ordinary trading in shares of Keika Express Co., Ltd. on the Osaka Stock Exchange over a period of 30 trading days (excluding days with no closing price) starting from the 45th trading day before the Board of Directors' meeting on September 14, 2002 (average rounded up or down to the nearest first decimal place)
5. Acquisition method	Off-market negotiated transaction

For inquiries about this matter, please contact Mr. Sogawa, Manager, IR Section, Planning Division (Telephone: (06) 6970-5770).

March 14, 2003

To whom it may concern:

Company Keika Express Co., Ltd.
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Satoshi Nishihara, Senior Managing Director
Telephone (06)6907-5770

Change to Major Shareholders

This is to inform you about changes to the list of major shareholders of Keika Express Co., Ltd., effective from March 13, 2003.

1. Background to Changes

To clarify management responsibilities and increase management authority, President & CEO Katsutoshi Nishihara has accepted the transfer of 253,000 shares from Yutaka Nishihara, a Director of Keika Express Co., Ltd. This has resulted in changes to the list of major shareholders.

2. Names, etc., of Major Shareholders

Yutaka Nishihara ceases to be a major shareholder.

* A major shareholder is defined a shareholder with shares equivalent to at least 10% of total shares issued and outstanding. (Securities Exchange law, Article 163 Paragraph 1).

3. Numbers of Voting Rights and Held by the Shareholders Concerned, and Shares of Voting Rights of all Shareholders

Yutaka Nishihara

	Number of Voting Rights	Share of Total Voting Rights	Ranking on List of Major Shareholders
Before change (as of March 1, 2003)	9,079 units	11.84%	3rd
After change	6,549 units	8.54%	3rd

* Under "number of voting rights", one unit = 100 shares.

Reference: Katsutoshi Nishihara

	Voting Rights	Share of Total Voting Rights	Ranking on List of Major Shareholders
Before change (as of March 1, 2003)	10,165	13.26%	1st
After change	12,695	16.56%	1st

* Under "number of voting rights", one unit = 100 shares.

4. Date and Method of Change

The change was implemented on Thursday, March 13, 2003 through an off-market negotiated transaction in stock exchange securities at the closing price on that date.

For inquiries about this matter, please contact Mr. Masanori Sogawa, Manager, IR Section, Planning Division (Telephone: 06-6970-5770).

TAB 3

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX B items 25 to 27.

#25

ANNUAL REPORT 2002

KEIKA EXPRESS CO., LTD.
ANNUAL REPORT 2002

For the year ended March 31, 2002


GROWTH
AHEAD

Trust network system
軽貨急配
TRUSTEX

Profile

POWERFUL COMPETITIVE ABILITY BACKED BY UNIQUE BUSINESS MODEL

Keika Express Co., Ltd. was established in 1987 to develop and provide freight services that would surpass existing standards. In contrast with conventional consumer-oriented distribution services, which are based on the movement of standard light-freight items to destinations, our approach was to accommodate all kinds of non-standard items, and to offer a comprehensive system that also includes the various operations that precede and follow transportation. This unique approach to freight transportation allowed us to achieve rapid growth, and today we are Japan's leading light trucking company.

>Double Outsourcing Business Model

Our business is based on a double outsourcing business structure that links owner-operators of light freight trucks with the customers who consign freight. We propose physical distribution rationalization plans to our customers and sign operational contracts covering a range of physical distribution services. We then consign the required operations to owner-operators, who provide the comprehensive physical distribution services required by our customers.

>Transportation Business and Owner-operator Development Business

The two core components of our activities are the owner-operator development business, which involves the use of our exclusive systems to develop owner-operators, and the transportation business, through which we provide physical distribution services for business customers. The development business consists of owner-operator development and training, and sales to owner-operators of light trucks fitted with exclusive large-capacity bodies of our own design. Our transportation business includes the proposal of transportation rationalization plans with benefits that include cost reductions, and the provision of comprehensive physical distribution services to shippers. This unique dual business structure, which combines high returns with low costs, is the key to our status as the leading company in Japan's light truck freight industry.

>Utilization-oriented Management

Under our business model, neither we nor the companies that consign freight as our customers have vehicles or staff. This contrasts with the ownership-based model employed by conventional freight transportation companies. The words "utilization-oriented" in this context signify the fact that both the customer and the transportation subcontractor benefit under our system. We aim to discover new business opportunities through the ongoing development of our utilization-oriented business management.

Outline of Business


Consigned Freight Transportation Business
Income from transportation
Keika Express
Owner-operator Development Business
Income from sales of light trucks
Outsourcing of logistics operations
Outsourcing of delivery operations.
Customers
Owner-operators
Supply of delivery and other value-added services on contract

Key Factors of Our Success

> Light-truck Operation

> Double Outsourcing

> Non-standard Freight

> Owner-operator System

- Developing solutions for client needs and exploring niche markets of the transportation business
- Establishing low-cost operation and flexible value-added services

- Achieved No.1 position in the light-cargo transportation market.

Contents

Consolidated Financial Highlights

Years ended March 31

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Net Sales	¥32,208,723	¥25,809,739	$241,716
Operating Income	2,245,162	1,148,707	16,849
Net Income	1,053,488	680,552	7,906
Total Assets	17,249,056	11,718,573	129,449
Shareholders' Equity	6,110,150	5,130,690	45,855
	Yen		U.S. Dollars
Net Income Per Share	¥ 138.33	¥ 96.78	$ 1.04
Cash Dividends Per Share	35.00	25.00	0.26

Notes: 1. Yen amounts have been translated, for convenience only, at ¥133.25 = US$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2002.
2. The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year. The weighted average number of common shares used in the computation was 7,615,547 shares for 2002 and 7,032,038 shares for 2001.
3. Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.


Net sales
(Millions of yen)
35,000
28,000
21,000
14,000
7,000
0
1999
2000
2001
2002


Net income
(Millions of yen)
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002


Shareholders' equity
(Millions of yen)
7,500
6,000
4,500
3,000
1,500
0
1999
2000
2001
2002

An Interview with the President



President and CEO Katsutoshi Nishihara

In the consolidated accounting period ended March 31, 2002, Keika Express Co., Ltd. achieved consolidated net sales of ¥32.2 billion, the highest total since its shares were listed. Net income also reached a new high of ¥1.1 billion. Keika Express will use this sustained growth and its robust business structure as the foundation for a new phase of expansion under its new medium-term management plan, "Second Stage of Growth."

New Medium-term Management Plan

Evolution to Next-generation Double Outsourcing

–Entering New Market by Expanding "Utilization-oriented Management"–

Strategy 1: Exploring a New Market

> Tapping small, combined-cargo delivery market (B2B) with low-cost and rapid delivery

Strategy 2: Restructuring Business Foundations

> Securing allied companies to whom we outsource high volumes of small, combined-cargo delivery by promoting business alliances

> Securing subcontractors by promoting "Start-up Support Business" for local small or medium-sized trucking firms



"Under this business model, we can avoid the increasing burden of labor and vehicle costs. As a result, we are able to concentrate our management resources on the reinforcement of our sales systems and the development of new customers."

Q Keika Express has achieved sustained growth every year since its establishment. What has been the key to your success?

When we first established Keika Express, we introduced a new business model that was unique in the Japanese trucking industry. We were a trucking company without trucks. That business model has brought us enormous success. Since this structure enables us to focus our operations on sales activities and also to reflect more precisely customer needs, we can aggressively develop new customers and accept their transportation contracts, which we then contract out to the owner-operators that we developed and who work closely with us. The owner-operators provide the actual transportation and related services. We call this approach "double outsourcing."

Under this business model, we can avoid the increasing burden of labor and vehicle costs. As a result, we are able to concentrate our management resources on the reinforcement of our sales systems and the development of new customers by making service proposals. Our owner-operators also benefit, since they can concentrate on their trucking operations and related activities without wasting time on marketing. We have enhanced the ability of our owner-operators to respond to shipper needs by developing our own light-truck design. The priorities for shippers are lower costs, and access to high-frequency, small-lot trucking services for non-standard items. Our vehicles, which combine low maintenance and running costs with increased capacity as well as excellent flexibility and maneuverability, are the perfect answer to these needs. Everyone benefits: customers, owner-operators and Keika Express.

Light trucks are not subject to legal restrictions. Costs are low, and performance is excellent. Our owner-operators, who work as independent contractors under our "double outsourcing" system, use these vehicles to provide transportation services for non-standard freight, an area that has been neglected by major trucking firms. The key to our success was our use of this approach to develop a niche market in the physical distribution sector.

(See the "FAQ" section for information about light-truck freight services and Japanese laws and regulations.)

Financial Goal of New Medium-term Management Plan

	2002		2005
Net Sales	**¥32 billion**	⇒	**¥50 billion**
Net Income	**¥1.0 billion**	⇒	**¥2.1 billion**
ROE	**19%**	⇒	**23%**

Q What are the main features of your new medium-term management plan, "Second Stage of Growth," which you launched in fiscal 2002?

Our four key business concepts are light trucks, non-standard freight, owner-operator system, and double outsourcing. By combining these four elements, we have been able to develop a niche market, and to build a position for ourselves as the leader in the light-truck transportation market. Today we are a ¥30 billion enterprise. In May 2002, we formulated a new three year-plan to guide our transition to the second stage of our business growth.

Two major features of our business environment are a growing need for physical distribution outsourcing and demand for both non-standard freight services and low-cost transportation. Our basic strategy in this business environment has been to strengthen our core competence in the area of light-truck freight services, to build powerful marketing systems, to establish infrastructure to support the use of our services on a larger scale and to respond to customer needs with services that differentiate us from existing major home delivery firms. In addition to our four key business concepts, we have also expanded and refined the concept of "utilization-oriented management" as part of our accelerating evolution to a next-generation double outsourcing approach based on business partnerships. Our basic strategy for this new era will be to provide our customers a more diverse range of services.

Under our new medium-term management plan, we aim to achieve net sales of ¥50.6 billion, net income of ¥2.1 billion, and ROE of 23% in the year ended March 31, 2005. Through the achievement of these goals, we will strive to maximize our corporate value, including our value to our shareholders, customers, owner-operators and employees.

Entering a New Market


Conventional Market
Exploring Small, Combined-cargo Delivery Business for B2B
For Specified Clients with Exclusive Contracts
For Many Unspecified Companies
Light-truck Freight Transportation Business Market
Over ¥620 Billion
Entering a New Market, B2B Small, Combined-cargo Delivery
About ¥2–3 Trillion

Q What specific measures will you use to realize these goals?

One strategy will be the expansion into a new market. That market is mixed-load delivery of business-to-business (B2B) goods. In May 2002, we launched the Keika B2B EXPRESS service, which will initially target the 23 wards of central Tokyo. The market for small-lot, mixed-load B2B delivery is estimated to be worth around ¥2–3 trillion, so a successful entry into this market can be expected to give a major boost to our business growth. We plan to expand the territory we cover progressively to encompass the entire Tokyo metropolitan area, and then the Chubu (Nagoya) and Kinki (Osaka) regions.

Another key element of our medium-term management plan is the restructuring of our business base. There is growing demand for our comprehensive distribution services, and we intend to meet that demand by establishing contracts with subcontractors capable of establishing their own outsourcing operations to augment our individual owner-operators. We also plan to build a service-contracting network based on partner companies. To implement these changes, we will need to build our "Start-up Support Business," which will allow us to partially outsource our owner-operator development activities to subcontractors. We will also need to secure mixed-load freight operators through M&A and alliances, while facilitating efficient light-truck freight operations through our subcontracting firms. By combining individual owner-operators and subcontractors with our business-contracting network, we will be able to provide speedy, low-cost solutions for large-scale freight trucking needs.

Q What will be your priorities as you implement these measures?

First of all, we will work to strengthen our proposal marketing capabilities, which are a key asset for our trucking business. For example, in June 2002, we established a third sales department, which is dedicated to the Keika B2B EXPRESS service operated by our Tokyo branch. Priorities in relation to owner-operator development include the reinforcement of inspection and verification systems to improve the quality of owner-operators and their transportation services. As far as subcontractors are concerned, our priorities will be to secure sufficient owner-operators by providing support for operator development. We will also provide our knowledge and systems to partner companies. In this way, we will strive to reduce the risk of contracting for transportation services on a large scale. This expansion of our transportation operations will increase the contribution to the transportation business to 80% of net sales, from the present level of 70%.

Support Business

Owner-operator System
Basic Structure


"Double Outsourcing" Business System
as Truckless Freight Company
Keika Express
Outsourcing of logistics operations
Outsourcing of delivery operations
Clients
Owner-operators
Supply of delivery and other value-added services on contract

Subcontractor System
Structure of Start-up Support Business


New "Double Outsourcing" Business System
as Focusing on Exploiting Operations
Keika Express
Outsourcing of delivery operations
Sub-contractors
Outsourcing of logistics operations
Outsourcing of delivery operations
Clients
Contract Drivers
Supply of delivery and other value-added services on contract



"We are confident that our robust business base and solid income structure will generate the necessary resources to support our aggressive M&A strategy."

Q What are your policies on M&A and Business Alliances?

First, we will work to strengthen our group earning power by putting Keika Express CS Co., Ltd., which we recently acquired, onto a profitable footing. Keika Express CS uses medium-size and large vehicles to provide transportation and related services. At the same time, we will strengthen our alliance with other carriers, such as Seino Transportation Co., Ltd., UNITY Co., Ltd., and DAT Japan, Limited. We are also actively engaged in M&A targeted toward the distribution sector. For example, in June 2002, we acquired a shareholding in Nihonbashi Warehouse Co., Ltd. and began to build a business alliance. This strategy is designed to strengthen and expand our distribution channels.

To support these strategies, we will need substantial cash flows. We are confident that our robust business base and solid income structure will generate the necessary resources to support our aggressive M&A strategy.

Alliance Network


Seino Transportation
Long-distance transportation
Keika Express CS
Middle-long distance transportation
Keika Express
DAT Japan
Mail delivery business
Nihonbashi Warehouse
Integrated distribution
UNITY
Light work contractor

Frequently Asked Questions

Q What laws apply to the Japanese transportation sector?

Two laws govern the physical distribution sector in Japan. The aims of those laws and their implications for our business activities can be summed up as follows.

In the past, the trucking business was regulated under various business laws, such as the Road Transportation Law and the Forwarding Business Law. The government responded to the increasing sophistication and diversification of the industry by developing a two-law structure consisting of the Trucking Business Law and the Freight Forwarding Business Law. These laws have been in effect since December 1990.

A number of deregulatory measures were introduced under the Trucking Business Law with the aim of revitalizing the industry. The old government certification system for participation in the industry was replaced with a licensing system, while tariffs and charges became subject to notification instead of approval. In contrast, regulations designed to ensure safety and maintain order in the transportation sector were tightened.

All forwarding businesses, which were previously covered by separate regulations according to the type of organizations involved, are now subject to an integrated regulation under the Freight Forwarding Business Law. This system ensures that the regulations are applied both consistently and comprehensively.

We receive transportation consignments from customers (shippers) and re-consign them to owner-operators of light-freight trucks. Under this business model, we are not required to submit notifications as an operator of light-freight vehicles, since we use contracted owner-operators to provide transportation services under consignment contracts between ourselves and the customers. However, notification as a light-truck freight operator would be required if we were to provide transportation services using vehicles that we owned with drivers employed by us. Under the former business model, we can set our charges without reference to any supervisory agency, since we are regarded as a shipper in relation to the operator of the light-freight truck. As a result, we are not subject to any specific limitation when setting consignment charges under contracts between ourselves and our customers.

In Japan, under the Freight Forwarding Business Law, transportation by a carrier that uses ships, aircraft, railways or trucks to provide freight service is defined as "actual transportation," while transportation that uses the services of those operating carriers is called "non-actual transportation." The law also divides freight forwarding businesses into "non-actual transporters" and "transportation handlers." The trucking business is defined as the use of vehicles to cary freight, but the definition excludes light trucks with three or more wheels, and motorcycles. The transportation services provided by Keika Express using light-freight trucks are not classed as "actual transportation" under the law. Nor can those services be defined as "non-actual transportation," or "transportation handling." Accordingly, Keika Express is not subject to the provisions of the Freight Forwarding Business Law.

Our business is based on the aggressive development of our owner-operator system, and on a low-cost charge structure. We are confident that these business features will allow us to remain highly competitive in the future.

Note: We make frequent use of Keika Express CS Co., Ltd., a general vehicle freight transportation company. Now that we have acquired that company and turned it into a subsidiary, we will be required to obtain a Class-1 Non-actual Transportation Business License.

Q How do you view recent trends in the Japanese transportation sector and the future outlook for the industry?

The state of the Japanese economy is apparent from a string of major bankruptcies. The world economy is also showing increasing signs of recession in the wake of a downturn in the previously buoyant U.S. economy. Uncertainty about the future has caused consumer spending to stagnate, while more and more companies are reducing their capital investment plans. Obviously these trends have serious implications for the transportation sector.

There have also been social changes, including lifestyle diversification and the reduction of working hours. As public attitudes and value systems have become more varied, the transportation sector has come under pressure to provide diversified and sophisticated services at lower costs. Moreover, the introduction of the Trucking Business Law in 1990 has been followed by an expanding influx of new companies into the industry. This situation is reflected in excessive competition, and while the overall tonnage of freight in Japan has remained constant, transportation efficiency has deteriorated due to declining truck operating rates and volumes per vehicle.

Physical distribution has become extremely important to Japanese companies since the collapse of the economic bubble of the late 1980s, and it is now widely believed that companies with robust physical distribution systems will prosper. This situation has raised the status of the physical distribution business. Companies in the transportation sector now face a variety of challenges, including the need to respond to the demand for high-frequency, small-load trucking and "just-in-time" services. Another crucial issue for the industry is the need to maintain price competitiveness by

reducing physical distribution costs and charges for carriage.

In the Japanese transportation sector, the percentage of producer freight has fallen while that of consumer freight has increased. This reflects the growing popularity of non-store shopping, such as television shopping and mail order, as well as consumer acceptance of lifestyle-support outsourcing, such as delivery of meal ingredients and dry-cleaning, and shopping services. The number of items handled by home delivery services continues to increase steadily, and in fiscal 2000, over 2.5 billion items were carried. If postal parcels are included, the number rises to 2.8 billion. These trends are driving changes in the physical distribution sector, which is increasingly moving toward an emphasis on high-frequency, low-volume services.

There has also been a change in perception of logistics to encompass the flow of goods under both the producer freight and consumer freight sectors. The market needs transportation companies capable of proposing systems to reduce physical distribution costs, including transportation costs and associated labor costs. Japan now has around 130,000 light-truck freight operators (as of March 2001). The Ministry of Land, Infrastructure and Transport estimates the market is worth about ¥620 billion annually. There is growing social awareness of the light-truck freight transportation business, which is ideally suited for the provision of consumer-oriented physical distribution services, thanks to its flexibility and low costs. Demand is expanding steadily, and we believe that the market for this type of transportation will continue to grow in the future.

Q How do you view the future outlook for the light-truck freight transportation business?

As we stated earlier, Japan now has around 130,000 light-truck freight operators. Despite the huge number of operators, the market is far from saturation. In regional cities outside of the Kanto, Chubu and Kinki regions, public awareness of freight transportation based on light-weight trucks is still extremely low, and there are few operators. There is still ample scope for growth in latent demand for this type of transportation service. The law requires businesses transporting freight by general motor vehicle to own a minimum number of trucks. In contrast, most light-truck freight operators have just one truck or perhaps two or three. If operators have enough work to fill their vehicles, they do not need to market their services to customers aggressively. For this reason, very few light-truck freight transportation firms have separate sales departments. As a result, users have been unaware of the convenience of this type of transportation and the ways in which it can be used, and social awareness of the business has remained low. We believe that there is considerable scope to raise awareness of the light-truck transportation contracting business through aggressive customer development activities.

Inspection and citation of overloaded vehicles was strengthened after the introduction of the two physical distribution laws in Japan. This situation led most local contractors to switch to larger vehicles, moving from two-ton trucks to three- or four-ton vehicles, so that they could specialize in large-volume charter services. With these services, shippers order capacity by the truckload. Existing mixed-load truckers meanwhile sought to fill their vehicles by obtaining licenses for additional regions, or by expanding their networks into new regions through mergers with or acquisitions of small and medium carriers. Some operators were also forced to invest their own money in the reinforcement of their freight collection and area-marketing systems. Because of these changes, the transportation industry is now polarized between charter operators and mixed-load operators, who require substantial capital and large business structures.

Economic stagnation and uncertainty about the future have added urgency to efforts to cut physical distribution costs of various companies. This is reflected in increased use of light trucks, which have low costs per vehicle. Companies that previously distributed their products in two-ton vehicles are now switching to light trucks as way of adapting to changing consumer lifestyles, and the resulting need for high-frequency, low-volume services. Transportation contractors with systems based primarily on two-ton trucks are rapidly becoming redundant.

In this environment, companies are starting to select approaches that allow them to distribute their goods appropriately for the lowest possible cost. They need to hedge the risk of economic fluctuations by turning the fixed costs associated with corporate distribution systems, including costs relating to truck ownership and the employment of transportation personnel, into variable costs. This imperative is reflected in the growing use of outsourcing to streamline organizational structures, spread risks and raise the level of specialization.

For these reasons, we believe that the light-truck freight transportation business offers enormous growth potential.

Powerful Proposal-based Marketing Combined with Non-standard Transportation Approach Focused on Customer Needs

Established in 1987, Keika Express Co., Ltd. has earned the trust and confidence of its customers through a unique business approach based on the concept of physical distribution "software." Our key strength is our unique business structure as a physical distribution trading company. Our assets as a specialist in the "software" aspects of the physical distribution industry include the proposal capabilities of our expert staff, and our ability to offer superior products, services and networks. Actual transport operations are outsourced to owner-operators with the ability to provide an in-depth response to the needs of individual customers. Our assets are our marketing systems and proprietary knowledge.

This structure allows us to propose prompt, low-cost, high-frequency, small-volume physical distribution solutions for every customer. It has also allowed us to help the companies that use our services to rationalize their physical distribution operations and reduce costs.

This proposal-based marketing approach is backed by the powerful marketing skills of our expert staff, who have a profound knowledge of







physical distribution. Of the approximately 800 employees of the Keika Express Group, around 450, or 56%, are involved in marketing. Market development and expansion into new areas of activity have played a key role in our success, and we will continue to strengthen our marketing organization in the future.

Keika Express has combined this highly effective proposal-based marketing system with a non-standard transportation system that supports a fine-tuned response to the overall physical distribution needs of each customer. We designed our own large-capacity, light-freight trucks with 1.6 times the capacity of conventional light-freight trucks. Our system is ideal for all types of goods, from furniture and foodstuffs to pharmaceuticals and plants.

Our comprehensive services encompass all aspects of physical distribution, including unpacking and placement of goods at the destination, the installation of furniture and electrical goods, and collecting of waste goods. We also process invoices and handle warehousing tasks.

Proposal Business Operation


Distribution Software
Powerful Marketing and Exploring Customer Needs
Proposal
Products
Services
Network
Planning
Proposing cost-reduction and rationalization
Non-standard freight by large-capacity light-freight trucks
Flexible services, including incidental services
Nationwide networks and owner-operator development
Establishing new businesses reflecting customer needs

Inventing an Owner-operator System and Building a Nationwide Network

The business operations of Keika Express are based on a unique double-outsourcing system in partnership with owner-operators who run independent physical distribution businesses. Owner-operators are recruited through a stringent selection process. By March 31, 2002, we had signed contracts with approximately 9,900 owner-operators throughout Japan. A further selection process occurs within this group, and about 5,300 of the very best owner-operators actually work with us. We will continue to recruit and train skilled owner-operators through a program of briefings and seminars. In addition, we are actively improving the education of our staff who oversee our owner-operator recruitment activities.

In the past, our development activities have focused primarily on individual owner-operators. Under our Start-up Support Business, we also subcontract owner-operator development to local small and medium-size trucking firms, to which we supply our knowledge in this







area. These companies will be the foundation for our Next-generation Double-outsourcing System. The double-outsourcing approach allows us to provide comprehensive solutions to customers' needs by working in mutual beneficial partnership with companies whose resources and business structures complement ours. Our network consists of approximately 9,900 owner-operators, 2,900 work contractors, and 200 operational subcontractors.

A powerful infrastructure network, including more than 134 business bases throughout Japan, supports the activities of Keika Express. Our business bases form part of a carefully structured area-marketing strategy. They are hubs for the development of owner-operators, work contractors and operational contractors, as well as for the acquisition of new customers. We are aggressively expanding our business activities to reflect regional characteristics, including industrial and population structures and the distribution of commercial areas.


Nationwide Network
(as of March 31, 2002)
● Number of Branches
● Number of Owner-operators (persons)
● Work Contractors (persons)
● Subcontracting Companies
Hokkaido Area
9
504
387
1
Tohoku Area
13
1,140
207
4
Hokuriku Area
3
217
122
Kanto Area
43
3,827
609
137
Chugoku/Shikoku Area
10
655
334
5
Tokyo Branch
Chubu Area
11
1,097
202
6
Kyushu Area
12
845
320
21
Head Office
(Osaka)
Kinki Area
15
1,544
707
30
Chubu Branch

Building a Presence in the New B2B Market

Throughout its history, Keika Express has worked to accumulate knowledge and build a powerful business infrastructure. We are now using those assets as the basis for presence in the new business-to-business (B2B) small, combined-cargo delivery market. In May 2002, we launched a new service called "Keika B2B EXPRESS." We have expanded our operations to include not only our traditional system based on owner-operators assigned to specific customers, but also courier-style delivery of small lots to multiple recipients. We are working to differentiate ourselves from competitors and expand our market in this area of increasing demand. We offer a flexible range of high-added-value services, such as non-standard freight delivery and peripheral operations, based on our long years of experience in the light-freight trucking business. In addition, our rates are around one-half those of conventional freight contractors. We launched the service in fiscal 2002, focusing initially on the 23 wards that make up central Tokyo. In the future, we plan to expand the service to encompass the entire Tokyo metropolitan







area, as well as the Chubu and Kinki regions.

We offer services to meet specific customer requirements. For example, our Keika B2B SUPER EXPRESS service handles urgent items requiring same-day delivery. We also offer a cash-on-delivery collection service, as well as the Keika Express Collect Service, which allows items to be dispatched with freight payable by the recipient. The latter service is operated in partnership with Aplus Co., Ltd. We are continually fine-tuning our services to meet all customer needs. For example, payments can be made using various credit cards, such as JCB, VISA and J-Debit.

We aim to build this service category into a core activity in the future. The B2B small, combined-cargo delivery market is worth an estimated ¥2–3 trillion, and we are determined to achieve accelerated growth by quickly establishing our position in this market.

Keika B2B EXPRESS

With cost accounting excluding vehicle maintenance and operating expenses and driver's personnel expenses, the Company is able to offer services with much lower prices compared to other competitors.

> Rates at 50–60% of Postal Express Delivery and 40% of Major Home Delivery Firms

> Starting Pickup and Delivery in 23 Wards of Tokyo

- **Expanding Coverage to Tokyo Metropolitan Area, Nagoya and Osaka**

> Outsourcing Operations to Owner-operators and Allied Companies

(Allied Companies)

- **DAT Japan, Limited (HQ: Tokyo)**
- **UNITY CO., Ltd. (HQ: Osaka)**

> Planned Revenue from This Business

¥200 million FY2002.

¥6 billion FY2003

Financial Summary

Years ended March 31

Consolidated

	Millions of Yen				
	1998	1999	2000	2001	2002
Net Sales	—	¥21,267	¥23,569	¥25,809	¥32,208
Gross Profit	—	9,360	10,116	10,192	12,202
Operating Income	—	1,440	1,299	1,148	2,245
Ordinary Income	—	1,594	1,353	1,256	2,346
Net Income	—	506	680	680	1,053
Total Assets	—	8,020	10,779	11,718	17,249
Shareholders' Equity	—	2,230	3,196	5,130	6,110
Capital	—	544	544	1,182	1,262
Shareholders' Equity Per Share (Yen)	—	406.82	485.31	676.87	794.93
Net Income Per Share (Yen)	—	92.42	103.47	96.78	138.33

Non-consolidated

	Millions of Yen				
	1998	1999	2000	2001	2002
Net Sales	¥16,759	¥21,295	¥23,275	¥25,486	¥30,024
Gross Profit	7,071	9,481	9,894	10,032	12,609
Operating Income	1,114	1,702	1,330	1,159	2,913
Ordinary Income	1,231	1,886	1,381	1,222	2,989
Net Income	312	872	709	668	1,586
Total Assets	5,992	7,201	8,417	9,538	14,096
Shareholders' Equity	1,752	2,596	3,369	5,291	6,804
Capital	544	544	544	1,182	1,262
Shareholders' Equity Per Share (Yen)	319,596.23	473.51	512.12	698.12	885.30
Net Income Per Share (Yen)	56,910.52	159.11	107.76	95.07	208.39
Cash Dividend Per Share	7,500.00	15.00	20.00	25.00	35.00

Financial Review

Performance

In the current consolidated accounting period (from April 1, 2001 to March 31, 2002) the general stagnation of the Japanese economy was reflected in declining freight volumes for the Japanese transportation industry. Despite this difficult environment, Keika Express continued to build its business activities steadily, especially in the area of freight transportation contracting. In addition to existing demand for low-cost transportation services for non-standard freight, Keika Express also benefited from a growing need for contracted transportation of medium and large freight items and incidental services that do not involve transportation. It was able to attract substantial volumes of freight business through a coordinated approach to physical distribution, based on a combination of proposal-type marketing of outsourced light-truck freight services, and physical distribution coordination in partnership with physical distribution companies.

The success of this approach was apparent from net sales for the current consolidated accounting period, which increased by 24.8% over the previous year's level to ¥32,208 million. Though the results were affected by the performance of Keika Express CS Co., Ltd. (formerly Footwork Delivery Service), which became a consolidated subsidiary in the current accounting period, operating income was still 95.5% above the previous year's level at ¥2,245 million, thanks to efforts to minimize SG&A expenses. Though total income tax was a massive 126.9% higher than in the previous year, net income nevertheless rose by 54.8% to a new record of ¥1,053 million.

Segment Information

Transportation

The gross margin on non-consolidated sales from transportation operations (freight transportation contracting) increased from 25.8% in the previous consolidated accounting period to 27.6% in the current period. This improvement reflects proposal-based marketing with the emphasis on cost-cutting relative to conventional physical distribution systems. This approach was in tune with expanding demand for low-cost, small-lot delivery services and physical distribution outsourcing. Other factors included the development of alliances with other companies, such as Seino Transportation Co., Ltd., and the expansion of the Company's sales force as part of an increased effort to attract necessary freight customers. Earnings also benefited from efforts to negotiate phased increases in tariffs on unprofitable contracts.

At the consolidated level, however, the gross margin on transportation sales declined from 25.8% to 24.0%. This reflects the fact that the cost of sales included in-house physical distribution expenses, such as wages, service costs, maintenance costs and depreciation, relating to the consolidated subsidiary Keika Express CS Co., Ltd. (which began to operate in the black on a monthly basis in January 2002). Overall consolidated transportation sales for that period were 27.6% higher compared with the same period in the previous year at ¥22,432 million. Operating income was also strong at ¥810 million.

Owner-operator Development

Though the number of people wishing to become independent business owners continues to increase, Keika Express has made the improvement of transportation quality the first priority for its owner-operator development activities. In the current year this stance was reflected in the introduction of tougher selection criteria focusing on applicant suitability and other factors. As part of its efforts to attract quality owner-opera-

Net Sales
(Millions of yen)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1999
2000
2001
2002
Owner-operator Development
Transportation

Operating Income
(Millions of yen)


2,500
2,000
1,500
1,000
500
0
1999
2000
2001
2002

SG&A Expenses
(Millions of yen)


10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001
2002

tors, the Company slowed down its engagement of owner-operators. Despite these moves, the development-related sales increased by 18.8% over the previous year's level to ¥9,776 million, aided by the introduction of new vehicles for subcontracting companies. Operating income was also healthy at ¥2,782 million.

Note: There are no year-on-year comparisons of segment results, since segment information was introduced for the first time in the current consolidated accounting period.

Cash Flows

In the current consolidated accounting period, cash and cash equivalents increased by ¥902 million compared with the previous accounting period to ¥3,055 million.

Cash flows from operating activities

Cash flows from operating activities were negative by ¥1,561 million, compared with a positive result of ¥488 million in the previous accounting period. This result reflects an increase in trade receivables and installment sales receivable.

Cash flows from investment activities

Cash flows from investment activities were negative by ¥195 million, compared with negative ¥551 million in the previous accounting period. The change was primarily attributable to increased short-term lending.

Cash flows from financial activities

Cash flows from financial activities were positive by ¥2,659 million, up from negative ¥230 million in the previous accounting period. This was mainly the result of increased short- and long-term borrowing.

Financial Position

Total assets at the end of the current consolidated accounting period amounted to ¥17,249 million, an increase of 47.2% compared with the position at the end of the previous period. This reflects a 47.7% rise in current assets, such as cash and cash equivalents and trade notes and accounts, and a 57.5% increase in investments and other assets, which include long-term receivables.

Liabilities were 69.1% higher at ¥11,139 million. This was attributable to a 75.7% increase in current liabilities, including short-term bank loans, notes and accounts payable and income tax payable, and to a 49.1% increase in long-term liabilities, such as long-term debt.

The shareholders' equity increased by 19.1% from the position at the end of the previous accounting period to ¥6,110 million. The shareholders' equity ratio was 35.42%, while ROE and ROA reached 18.7% and 15.3% respectively.

Cash Dividends

The cash dividend for the current accounting period was set at ¥25 per share of ordinary stock, including the ¥12.5 interim dividend. A commemorative dividend of ¥10 was also paid to mark the 15th anniversary of the Company's establishment. This brought the total dividend to ¥35 per share. The non-consolidated dividend payout ratio for the current period was 16.8%.


Total Assets
(Millions of yen)
20,000
15,000
10,000
5,000
0
1999 2000 2001 2002


Capital
(Millions of yen)
1,500
1,200
900
600
300
0
1999 2000 2001 2002


Shareholders' Equity Ratio and ROE
(%)
50
40
30
20
10
0
1999 2000 2001 2002
Shareholders' Equity Ratio
ROE

Financial Statements

Consolidated Balance Sheets

Keika Express Co., Ltd. and Consolidated Subsidiaries
March 31, 2002 and 2001

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	2002	2001	2002
CURRENT ASSETS:			
Cash and cash equivalents	¥ 3,055,570	¥ 2,153,353	$ 22,931
Short-term investment (Note 3)	729,726	547,349	5,476
Receivable:			
Trade notes and accounts (Note 4)	6,181,075	4,148,033	46,387
Other	1,051,785	697,738	7,893
Allowance for doubtful accounts	(68,672)	(57,054)	(515)
Inventories (Note 5)	107,783	40,242	809
Prepaid expenses and other current assets (Note 10)	443,954	255,789	3,332
Total current assets	11,501,221	7,785,450	86,313
PROPERTY AND EQUIPMENT (Note 7):			
Land	426,055	416,299	3,197
Buildings and structures	453,758	374,871	3,405
Machinery and equipment	656,208	303,336	4,925
Furniture and fixtures	277,961	192,033	2,086
Total	1,813,982	1,286,539	13,613
Accumulated depreciation	(864,831)	(399,930)	(6,490)
Net property and equipment	949,151	886,609	7,123
INVESTMENTS AND OTHER ASSETS:			
Investment in unconsolidated subsidiary	80,000		600
Long-term receivable:			
Trade	3,418,310	2,236,086	25,653
Allowance for doubtful accounts	(1,254,730)	(966,875)	(9,416)
Deposit (Note 7)	980,568	754,809	7,359
Deferred tax assets (Note 10)	879,167	649,888	6,598
Other assets (Note 3 and 7)	695,369	372,606	5,219
Total investments and other assets	4,798,684	3,046,514	36,013
TOTAL	¥17,249,056	¥11,718,573	$129,449

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2002	2001	Thousands of U.S. Dollars (Note 1) 2002
CURRENT LIABILITIES:			
Short-term bank loans (Note 6)	¥ 2,455,000	¥ 883,690	$ 18,424
Current portion of long-term debt (Note 6)	1,131,366	706,626	8,491
Notes and accounts payable:			
Trade notes and accounts (Note 4)	2,547,382	1,924,890	19,117
Unconsolidated subsidiary	39,222	23,140	294
Other	2,217		17
Income taxes payable	1,108,260	402,053	8,317
Accrued expenses	296,747	237,270	2,227
Other current liabilities	1,108,511	766,342	8,319
Total current liabilities	8,688,705	4,944,011	65,206
LONG-TERM LIABILITIES:			
Long-term debt (Note 6)	1,991,698	1,279,349	14,947
Liability for retirement benefits (Note 8)	353,756	253,155	2,655
Other	104,747	111,368	786
Total long-term liabilities	2,450,201	1,643,872	18,388
CONTINGENT LIABILITIES (Note 13)			
SHAREHOLDERS' EQUITY (Note 8 and 14):			
Common stock, authorized, 21,000,000 shares; issued, 7,686,648 shares in 2002 and 7,579,984 shares in 2001	1,262,448	1,182,450	9,474
Additional paid-in capital	1,188,958	1,108,000	8,923
Retained earnings	3,673,158	2,846,620	27,566
Net unrealized loss on available-for-sale securities	(13,714)	(6,380)	(103)
Total	6,110,850	5,130,690	45,860
Treasury stock, at cost: 264 shares in 2002	(700)		(5)
Total shareholders' equity	6,110,150	5,130,690	45,855
TOTAL	¥17,249,056	¥11,718,573	$129,449

Consolidated Statements of Income

Keika Express Co., Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2002 and 2001

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
NET SALES (Note 4)	¥32,208,723	¥25,809,739	$241,716
COST OF SALES	20,006,393	15,616,824	150,141
Gross profit	12,202,330	10,192,915	91,575
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9,957,168	9,044,208	74,726
Operating income	2,245,162	1,148,707	16,849
OTHER INCOME (EXPENSES):			
Interest and dividend income	2,651	2,475	20
Interest expense	(26,583)	(31,092)	(199)
Other - net	74,128	107,594	556
Other income (expenses) - net	50,196	78,977	377
INCOME BEFORE INCOME TAXES	2,295,358	1,227,684	17,226
INCOME TAXES (Note 9)			
Current	1,581,205	785,043	11,867
Deferred	(339,335)	(237,911)	(2,547)
Total income taxes	1,241,870	547,132	9,320
NET INCOME	¥ 1,053,488	¥ 680,552	$ 7,906

	Yen		U.S. Dollars
PER SHARE OF COMMON STOCK (Note 2. o.):			
Basic net income	¥ 138.33	¥ 96.78	$ 1.04
Diluted net income	138.22		1.04
Cash dividends applicable to the year	35.00	25.00	0.26

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Keika Express Co., Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2002 and 2001

	Thousands	Thousands of Yen				
	Number of Issued Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Loss on Available-for-sale Securities	Treasury Stock
BALANCE, APRIL 1, 2000	6,580	¥ 544,450	¥ 336,000	¥2,316,168		
Net income				680,552		
Cash dividends, ¥20 per share				(131,600)		
Bonuses to directors and corporate auditors				(18,500)		
Shares issued in public offering at price of ¥1,500 per share (Note 2. i.)	1,000	638,000	772,000			
Net unrealized loss on available-for-sale securities					¥ (6,380)	
BALANCE, MARCH 31, 2001	7,580	1,182,450	1,108,000	2,846,620	(6,380)	
Net income				1,053,488		
Cash dividends, ¥27.5 per share				(208,450)		
Bonuses to directors and corporate auditors				(18,500)		
Repurchase of treasury stock (264 shares)						¥(700)
Exercise of warrants at price of ¥1,500 per share	107	79,998	80,958			
Net increase in unrealized loss on available-for-sale securities					(7,334)	
BALANCE, MARCH 31, 2002	7,687	¥1,262,448	¥1,188,958	¥3,673,158	¥(13,714)	¥(700)

	Thousands of U.S. Dollars (Note 1)				
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Loss on Available-for-sale Securities	Treasury Stock
BALANCE, MARCH 31, 2001	$8,874	$8,315	$21,363	$ (48)	
Net income			7,906		
Cash dividends, $0.21 per share			(1,564)		
Bonuses of directors and corporate auditors			(139)		
Repurchase of treasury stock (264 shares)					$(5)
Exercise of warrants at price of $11.26 per share	600	608			
Net increase in unrealized loss on available-for-sale securities				(55)	
BALANCE, MARCH 31, 2002	$9,474	$8,923	$27,566	$(103)	$(5)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Keika Express Co., Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2002 and 2001

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
OPERATING ACTIVITIES:			
Income before income taxes	¥2,295,358	¥1,227,684	$17,226
Adjustments for:			
Income taxes – paid	(876,014)	(642,089)	(6,574)
Depreciation and amortization	140,033	126,747	1,051
Provision for doubtful receivables	294,681	472,311	2,211
Changes in assets and liabilities:			
Increase in trade receivables	(2,874,546)	(964,916)	(21,573)
Increase in inventories	(44,497)	(28,058)	(334)
Increase (decrease) in trade payables	(47,236)	219,990	(354)
Increase (decrease) in liability for retirement benefits	(11,706)	45,947	(88)
Other – net	(437,722)	31,348	(3,285)
Total adjustments	(3,857,007)	(738,720)	(28,946)
Net cash provided by (used in) operating activities	(1,561,649)	488,964	(11,720)
INVESTING ACTIVITIES:			
Proceeds from sales of property, plant and equipment	2,300	11,349	17
Purchases of property plant and equipment	(141,362)	(113,467)	(1,061)
Proceeds from sales of securities	3,000		23
Payments for purchases of securities	(80,000)	(121,463)	(600)
Cash transferred in purchase of Keika Express CS Co., Ltd., net of cash paid for acquisition	515,406		3,868
Increase in time deposit	(172,000)	(108,000)	(1,291)
Increase in other assets	(322,724)	(219,768)	(2,422)
Net cash used in investing activities	(195,380)	(551,349)	(1,466)
FINANCING ACTIVITIES:			
Increase (decrease) in short-term bank loans - net	1,571,310	(846,760)	11,792
Proceeds from issuance of long-term debt	2,000,000	150,000	15,009
Repayments of long-term debt	(862,911)	(811,694)	(6,476)
Proceeds from issuance of common stock		1,410,000	
Exercise of stock purchase warrants	159,996		1,201
Dividends paid	(208,449)	(131,600)	(1,564)
Repurchase of treasury stock	(700)		(5)
Net cash provided by (used in) financing activities	2,659,246	(230,054)	19,957
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS - (FORWARD)	902,217	(292,439)	6,771
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,153,353	2,445,792	16,160
CASH AND CASH EQUIVALENTS, END OF YEAR	¥3,055,570	¥2,153,353	$22,931

ADDITIONAL INFORMATION ABOUT NON-CASH INVESTING AND FINANCING ACTIVITIES:

On April 17, 2001, the Company acquired 75% of the stock of KEIKA EXPRESS CS CO., LTD.
The following table summarizes the assets acquired and liabilities assumed at the date of acquisition:

	Thousands of Yen	Thousands of U.S. Dollars
Assets acquired	¥ 1,724,121	$ 12,939
Goodwill	373,859	2,806
Liabilities assumed	(1,857,980)	(13,944)
Cash paid for the capital	¥ 240,000	$ 1,801

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Keika Express Co., Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2002 and 2001

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which KEIKA EXPRESS CO., LTD. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥133.25 to $1, the approximate rate of exchange at March 31, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Consolidation*** - The consolidated financial statements as of March 31, 2002 include the accounts of the Company and its two significant (one in 2001) subsidiaries (together, the "Group").

Under the control or influence concept, those companies over whose operations the Parent, directly or indirectly, is able to exercise control are fully consolidated.

The investment in one unconsolidated subsidiary is stated at cost. If the equity method of accounting had been applied to the investment in this subsidiary, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is included in other assets in the consolidated balance sheet and is being amortized on a straight-line basis over a period of five years from April, 2001.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. ***Recognition of Revenue*** - Revenue from installment sales of merchandise is recognized when goods are shipped to customers. However the interest portion on installment sales is deferred and recognized as sales by the interest method.

c. ***Cash Equivalents*** - Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, that mature within three months of the date of acquisition.

d. ***Allowance for Doubtful Accounts*** - The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

e. ***Inventories*** - Merchandise is stated at cost, determined by the specific identification method.

f. ***Investment Securities*** - Investment securities are classified and accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) held-to-maturity debt securities, which management has the positive intent and ability to hold to maturity, are reported at amortized cost and iii) available-for-sale securities, which are those securities not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The Group's securities included in other assets at March 31, 2002 and 2001 are all classified as available-for-sale.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

g. ***Property, Plant and Equipment*** - Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is principally from 10 to 50 years for buildings and structures and from 4 to 6 years for machinery and equipment.

h. ***Other Assets*** - Amortization of software for internal use included in other assets is computed on the straight-line method over a five-year period.

i. ***Stock and Bond Issuance Costs*** - Stock issuance costs paid to underwriters or other third parties and bond issuance costs are charged to income as incurred.

On October 18, 2000, the Company issued 1,000 thousand new shares of common stock in a public offering. This stock issuance was carried out under an underwriting contract in which underwriters subscribed to new shares at the subscription price of ¥1,410 per share and sold them to public investors at the issue price of ¥1,500 per share.

In the past, the Company has issued new shares directly to the public and paid commissions to underwriters based on the total issuance price. In the October 18, 2000 share issuance, no direct commission was paid to the underwriters, but the difference between the subscription price and the issue price was substantially equal to the underwriting commissions that would have been paid under the previous arrangements.

The shares issued on October 18, 2000 were recorded in common stock and paid-in-capital based on the total subscription price of ¥1,410 million, and no amounts were recorded related to the difference between the subscription price and the issue price. Had the October 18, 2000 share issuance been structured like the Company's past share issuances, the total of common stock and paid-in-capital would have been ¥90 million greater and ¥90 million would have been charged to income as stock issuance costs in the year ended March 31, 2001.

j. ***Retirement and Pension Plans*** - The Company and a consolidated subsidiary have non-contributory funded pension plans. Another consolidated subsidiary has unfunded retirement benefit plans.

Effective April 1, 2000, the Group adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on the benefit obligations and plan assets at the balance sheet date.

The full amount of the transitional obligation of ¥20,876 thousand ($157 thousand), determined as of April 1, 2000, was charged to income and presented as other expense in the consolidated statement of income.

Retirement benefits to directors and corporate auditors are provided at the amount of the payment that would be required if all directors and corporate auditors retired at the balance sheet date.

k. ***Leases*** - All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

l. ***Income Taxes*** - The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

m. ***Appropriations of Retained Earnings*** - Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

n. ***Derivatives and Hedging Activities*** - The Group uses interest rate swaps to manage its exposures to fluctuations in interest rates. The Group does not enter into derivatives for trading or speculative purposes. Derivatives transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expenses or income.

Because the counterparties to these derivatives are limited to domestic financial institutions with high credit ratings, the Group does not anticipate any losses arising from credit risk.

o. ***Per Share Information*** - The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year. The weighted average number of common shares used in the computation was 7,615,547 shares for 2002 and 7,032,038 shares for 2001.

Diluted net income per share of common stock assumes full exercise of outstanding warrants, which were not significant at March 31, 2002. For the year ended March 31, 2001, the Company did not have any dilutive item requiring calculation of diluted net income per share.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

3. SHORT-TERM INVESTMENTS AND INVESTMENT SECURITIES

Short-term investments and investment securities included in investment in an unconsolidated subsidiary and other assets as of March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Short-term investments:			
Time deposits other than cash equivalents	¥729,726	¥547,349	$5,476
Investment securities:			
Non-marketable equity securities	80,931	40,020	607
Trust fund investments	57,818	70,463	434
Total	¥138,749	¥110,483	$1,041

Cost, gross unrealized holding losses and fair value of securities classified as available-for-sale, excluding equity securities with no public market value at March 31, 2002 and 2001were as follows:

	Thousands of Yen		
March 31, 2002	Cost	Unrealized Losses	Fair Value
Trust fund investment	¥81,463	¥23,645	¥57,818
March 31, 2001			
Trust fund investment	¥81,463	¥11,000	¥70,463

	Thousands of U.S. Dollars		
March 31, 2002	Cost	Unrealized Losses	Fair Value
Trust fund investment	$611	$177	$434

Available-for-sale securities whose fair value was not readily determinable as of March 31, 2002 and 2001 were as follows:

	Carrying amount		
	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Equity securities	¥80,931	¥40,020	$607

4. NOTES AND ACCOUNTS RECEIVABLE

Sales recorded on the installment basis were 2.8% in 2002 and 1.8% in 2001 of net sales, respectively.

Annual maturities of notes and accounts receivable - trade at March 31, 2002 on installment sales and related amortization of deferred profit (included in current assets and current liabilities, respectively, in the consolidated balance sheet) are as follows:

	Thousands of Yen		Thousands of U.S. Dollars	
	Receivables	Deferred Profit on Installment Sales	Receivables	Deferred Profit on Installment Sales
2003	¥ 572,818	¥289,575	$ 4,298	$2,174
2004	532,306	212,434	3,995	1,594
2005	452,350	137,383	3,395	1,031
2006	379,871	75,736	2,851	568
2007	255,560	25,588	1,918	192
2008 and thereafter	106,434	14,782	799	111
Total	¥2,299,339	¥755,498	$17,256	$5,670

5. INVENTORIES

Inventories at March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Merchandise	¥ 59,183	¥39,313	$444
Supplies	48,600	929	365
Total	¥107,783	¥40,242	$809

6. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans at March 31, 2002 and 2001 consisted of notes to banks and bank overdrafts. The annual interest rates applicable to the short-term bank loans ranged from 0.635% to 1.375% and 1.375% to 1.5% at March 31, 2002 and 2001, respectively.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Unsecured 0.31% bonds, due 2005, guaranteed by a bank	¥ 300,000		$ 2,252
Loans from banks and other financial institutions, due serially to 2007 with interest rates ranging from 0.57% to 2.375% (2002) and from 1.12% to 2.50% (2001):			
Collateralized	200,000	¥ 250,000	1,501
Unsecured	2,623,064	1,735,975	19,685
Total	3,123,064	1,985,975	23,438
Less current portion	(1,131,366)	(706,626)	(8,491)
Long-term debt, less current portion	¥1,991,698	¥1,279,349	$14,947

Annual maturities of long-term debt at March 31, 2002, were as follows:

Years Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2003	¥1,131,366	$ 8,491
2004	981,784	7,368
2005	677,946	5,088
2006	229,916	1,725
2007	102,052	766
Total	¥3,123,064	$23,438

7. PLEDGED ASSETS

At March 31, 2002, assets pledged as collateral for short-term debt, long-term debt and contingent liabilities of the Group were as follows:

	Thousands of Yen	Thousands of U.S. Dollars
Property and equipment - net of accumulated depreciation	¥ 522,780	$3,923
Deposit	536,761	4,028
Other	50,000	375
Total	¥1,109,541	$8,326

The above pledged assets relate to the following obligations:

	Thousands of Yen	Thousands of U.S. Dollars
Short-term debt	¥ 300,000	$2,251
Long-term debt	200,000	1,501
Contingent liabilities - guarantees of auto loans	586,761	4,403
Total	¥1,086,761	$8,155

8. RETIREMENT AND PENSION PLANS

The Company and certain of its consolidated subsidiaries have severance payment plans for employees, directors and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from certain consolidated subsidiaries and annuity payments from a trustee. Employees are entitled to larger payments if the termination is involuntary, by retirement at the mandatory retirement age, by death, or by promotion to director. The liability for retirement benefits at March 31, 2002 and 2001 for directors and corporate auditors was ¥256,401 thousand ($1,924 thousand) and ¥230,981 thousand, respectively. The retirement benefits for directors and corporate auditors are paid subject to the approval of the shareholders.

The liability for employees' retirement benefits at March 31, 2002 and 2001 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Benefit obligation	¥208,634	¥127,364	$1,566
Fair value of plan assets	(111,279)	(105,189)	(835)
Net liability	¥ 97,355	¥ 22,174	$ 731

Under the simplified method allowed for smaller companies in Japan, the benefit obligation represents the actuarially determined liability for pension funding purposes.

The periodic benefit costs for the years ended March 31, 2002 and 2001 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Service cost	¥41,803	¥37,381	$314
Amortization of transitional obligation		20,876	
Net periodic benefit costs	¥41,803	¥58,257	$314

9. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, and may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totals ¥48,572 thousand ($365 thousand) and ¥35,272 thousand as of March 31, 2002 and 2001, respectively. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchase amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings recorded in the Company's books. At March 31, 2002, retained earnings recorded in the Company's books were ¥4,305,456 thousand ($32,311 thousand) which is available for future dividends subject to the approval of the shareholders and legal reserve requirements.

10. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2002 and 2001. The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2002 and 2001 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Deferred tax assets:			
Accrued bonuses	¥ 34,724	¥ 15,884	$ 261
Enterprise tax	93,085	35,758	699
Intercompany unrealized profits	446,992	262,271	3,354
Liability for retirement benefits	113,992	106,325	855
Allowance for doubtful accounts	417,378	357,872	3,132
Tax loss carryforwards	281,505		2,113
Other	26,731	4,620	201
Less valuation allowance	(287,408)		(2,157)
Total	1,126,999	782,730	8,458
Deferred tax liabilities:			
Allowance for doubtful accounts		377	
Net deferred tax assets	¥1,126,999	¥782,353	$ 8,458

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2002 and 2001 is as follows:

	2002	2001
Normal effective statutory tax rate	42.0%	42.0%
Expenses not deductible for income tax purposes	0.2	0.3
Per capita levy of local taxes	3.2	2.0
Tax benefits not recognized on operating losses of subsidiaries	4.8	
Other - net	3.9	0.2
Actual effective tax rate	54.1%	44.5%

At March 31, 2002, certain subsidiaries have tax loss carryforwards aggregating approximately ¥710,244 thousand ($5,330 thousand) which are available to be offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Years Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2003	¥ 4,997	$ 37
2004	36,651	275
2005	149,883	1,125
2006	518,713	3,893
Total	¥710,244	$5,330

11. LEASES

a. Lessee

The Group leases certain machinery, computer software and other assets. A consolidated subsidiary also subleases vehicles to owner-operators.

Total lease payments under finance leases were ¥394,570 thousand ($2,961 thousand) and ¥188,723 thousand for the years ended March 31, 2002 and 2001, respectively.

Pro forma information of property under finance leases, excluding subleases, that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the year ended March 31, 2002 was as follows:

	Thousands of Yen			
	2002			
	Machinery and Equipment	Furniture and Fixtures	Software	Total
Acquisition cost	¥53,775	¥5,352	¥10,409	¥69,536
Accumulated depreciation	34,763	4,103	8,127	46,993
Net leased property	¥19,012	¥1,249	¥2,282	¥22,543

	Thousands of U.S. Dollars			
	2002			
	Machinery and Equipment	Furniture and Fixtures	Software	Total
Acquisition cost	$404	$40	$78	$522
Accumulated depreciation	261	31	61	353
Net leased property	$143	$ 9	$17	$169

Depreciation expense which is not reflected in the accompanying statement of income, computed by the straight-line method, is ¥13,907 thousand ($104 thousand) for the year ended March 31, 2002.

For the year ended March 31, 2001, there were no material lease contracts other than sublease contracts.

Obligations under finance leases which include the imputed interest expense portion:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Due within one year	¥ 852,173	¥217,683	$ 6,395
Due after one year	2,049,617	339,599	15,382
Total	¥2,901,790	¥557,282	$21,777

b. Lessor

A consolidated subsidiary subleases vehicles to owner-operators under finance leases. Lease receipts on such subleases included in sales for the years ended March 31, 2002 and 2001 were ¥435,161 thousand ($3,266 thousand) and ¥225,373 thousand, respectively.

Rights under finance subleases at March 31, 2002 and 2001 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Due within one year	¥1,020,447	¥270,610	$ 7,658
Due after one year	2,475,976	427,590	18,581
Total	¥3,496,423	¥698,200	$26,239

12. RELATED PARTY TRANSACTIONS

Transactions of the Group with a non-consolidated subsidiary for the years ended March 31, 2002 and 2001 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Cost of sales	¥437,087	¥357,623	$3,280
Selling, general and administrative expenses	143,519	72,414	1,077

13. CONTINGENT LIABILITIES

Contingent liabilities at March 31, 2002 amounted to ¥1,173,779 thousand ($8,809 thousand), representing guarantees of auto loans of owner-operators under contract with the Company.

14. SUBSEQUENT EVENTS

Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2002 were approved at the Company's shareholders meeting held on June 27, 2002:

	Thousands of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥22.5 ($0.17) per share	¥172,944	$1,298
Bonuses to directors and corporate auditors	27,750	208

15. SEGMENT INFORMATION

The Group's business operations are classified into two industry segments: transportation and owner-operator development.

The transportation segment undertakes freight transportation operations such as pickup and delivery, diverse warehouse and delivery agency operations, and incidental services associated with transportation, including installation, assembly, wiring, inspection and display of delivered goods at delivery sites.

The owner-operator development segment recruits potential owner-operators to whom freight transportation operations are outsourced. Revenue from this section comes from sales and leases of light-freight trucks and accessories that comply with the Company's specifications to independent owner-operators, affiliated shop commissions (commissions received from credit companies in compensation for clerical agency services on car loans and others) and credit guarantee fees associated with sales and leases of trucks.

Information about industry segments, geographic segments and sales to foreign customers of the Group for the years ended March 31, 2002 is as follows:

(1) Industry Segments

a. Sales and Operating Income

	Thousands of Yen			
	2002			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Sales to customers	¥22,432,087	¥9,776,636		¥32,208,723
Intersegment sales		117,060	¥ (117,060)	
Total sales	22,432,087	9,893,696	(117,060)	32,208,723
Operating expenses	21,621,176	7,110,897	1,231,488	29,963,561
Operating income	¥ 810,911	¥2,782,799	¥(1,348,548)	¥ 2,245,162

b. Total Assets, Depreciation and Capital Expenditures

	Thousands of Yen			
	2002			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Total assets	¥4,336,639	¥8,286,693	¥4,625,724	¥17,249,056
Depreciation	84,878	27,591	27,564	140,033
Capital expenditures	132,602	39,881	14,998	187,481

a. Sales and Operating Income

	Thousands of U.S. Dollars			
	2002			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Sales to customers	$168,346	$73,370		$241,716
Intersegment sales		878	$ (878)	
Total sales	168,346	74,248	(878)	241,716
Operating expenses	162,260	53,365	9,242	224,867
Operating income	$ 6,086	$20,883	$(10,120)	$ 16,849

b. Total Assets, Depreciation and Capital Expenditures

	Thousands of U.S. Dollars			
	2002			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Total assets	$32,545	$62,189	$34,715	$129,449
Depreciation	637	207	207	1,051
Capital expenditures	995	299	113	1,407

Notes:
Unallocated operating expenses of ¥1,315,534 thousand ($9,873 thousand) included in "Eliminations/Corporate" consist principally of general corporate expenses incurred by the administration of the Company.

Corporate assets of ¥4,619,845 thousand ($34,671 thousand) included in "Elimination/Corporate" are principally short-term investments, investment securities and administrative assets of the Company.

Prior to April 1, 2001, the Group considered the transportation industry and the owner-operator development industry to be integrally tied to each other, therefore, industry segments information for the year ended March 31, 2001 is not presented.

(2) Geographical Segment

There are no consolidated subsidiaries located in countries or areas other than Japan, therefore geographical segment information is not presented.

(3) Sales to Foreign Customers

The Group operates in Japan and does not have any sales to foreign customers.

Board of Directors

President and CEO	**Katsutoshi Nishihara**	*Directors*	**Yoriyuki Narishige**
Senior Managing Director	**Satoshi Nishihara**		**Mamiko Yokota**
Managing Director	**Yutaka Nishihara**		**Hideki Kajimoto**
			Chiaki Tsutsumi
		Auditors	**Masaru Yamazaki**
			Atsumi Yamakawa
			Tsuneo Fukada

History

December 1987
Keika Express Co., Ltd., established in Neyagawa, Osaka, and the light-truck freight transportation business with the innovative "owner-operator system" started.

March 1988
Opened Kitaosaka Branch in Settsu, Osaka, to extend its business to the Keihanshin area covering Kyoto, Osaka and Kobe.

January 1991
Opened Komaki Branch in Komaki, Aichi, to extend its business to the Chubu area.

April 1992
Opened Adachi Branch in Adachi-ku, Tokyo, to extend its business to the Kanto area.

June 1992
The business in the Chubu area separated and taken over by the newly established Chukyo Keika Express Co., Ltd.

March 1994
The business in the Kanto area separated and taken over by the newly established Tokyo Keika Express Co., Ltd.

September 1994
The goodwill of Okayama Keika Express Co., Ltd., assigned to Keika Express. Opened Okayama Branch in Okayama-shi, Okayama, in October 1994 to start marketing activity. Opened several sales branches in the Chugoku area afterward.

August 1995
Opened Sendai Branch in Sendai, Miyagi, to extend its business to the Tohoku area.

September 1995
Opened Fukuoka Branch in Fukuoka-shi, Fukuoka, to extend its business to the Kyushu area.

April 1996
Opened Kanazawa Branch in Kanazawa, Ishikawa, to extend its business to the Hokuriku area.

July 1996
Opened Sapporo Branch in Sapporo, Hokkaido, to extend its business to the Hokkaido area. Acquired Tokyo Keika Express Co., Ltd., and Chukyo Keika Express Co., Ltd., to reinforce operating base.

August 1996
KSE East-Japan Co., Ltd., became a fully owned subsidiary through a stock transfer.

October 1996
Opened Niigata Branch in Niigata-shi, Niigata, to extend its business to the Koshinetsu area. Head office moved to Kadoma, Osaka.

December 1996
KSE West-Japan Co., Ltd., became a fully owned subsidiary through a stock transfer.

March 1997
Opened Takamatsu Branch in Takamatsu, Kagawa, to extend its business to the Shikoku area.

April 1997
Advance payment system introduced by assigning a sufficient number of personal computers to all branches.

June 1997
Opened Tottori Branch in Tottori-shi, Tottori, to extend its business to the Sanin area.

April 1998
To change the par value of its stock from ¥50,000 to ¥50, the former Keika Express Co., Ltd., the substantial surviving company, was merged with the formal surviving company Keika Express Co., Ltd., former Kyowa Mekki Co., Ltd.

December 1998
Luck PLC as a limited liability company incorporated into Luck Co., Ltd. as a joint stock company.

July 2000
KSE East-Japan Co., Ltd. (consolidated subsidiary), acquired KSE West-Japan Co., Ltd. (consolidated subsidiary). The trade name was changed to MC Convenience Co., Ltd., and the head office moved to Kadoma, Osaka.

October 2000
Stock listed on the Second Section of the Osaka Securities Exchange.

April 2001
Keika Express CS (formerly Footwork Delivery Service Corporation) became a consolidated subsidiary following the allocation of new stocks to a third party.

March 2002
Acquired the 100% equity of Luck PLC through a stock transfer.

Corporate Data

Company name :	Keika Express Co., Ltd.
President :	Katsutoshi Nishihara
Head office :	12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065, Japan Tel. +81-6-6907-5770
Tokyo branch :	1st floor, 2-13-4, Shiba, Minato-ku, Tokyo 105-0014, Japan Tel. +81-3-5445-2730
Establishment :	December, 1987
Capital :	¥1,262,448,000 (March 31,2002)
Business :	Consigned freight transportation Owner-operator development Sales of light trucks Auto insurance, etc.
Number of employees :	694 (non-consolidated, March 31, 2002) 794 (consolidated, March 31, 2002)
Stock listing:	The Osaka Securities Exchange Second Section
Code number :	9374
Related companies :	MC Convenience Co., Ltd. Keika Express CS Co., Ltd.
Bank references :	Sumitomo Mitsui Banking Corporation (Kadoma branch) UFJ Bank Limited (Hanaten branch) Mizuho Bank, Ltd. (Moriguchi branch) The Iyo Bank, Ltd. (Osaka branch),etc.

Forward-Looking Statements

Statements contained in this report with respect to the Keika Express Group's plans, strategies and beliefs that are not historical facts are forward-looking statements about the future performance of the Keika Express Group which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Keika Express Group's actual results, performance or achievements to differ materially from the expectations expressed herein.


Trust network system
軽貨急配
TRUSTEX

Keika Express Co., Ltd.
12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065
Tel: +81-6-6907-5770
Fax: +81-6-6907-5780
URL: http://www.keikaexp.co.jp/

Printed in Japan

#26

INVESTORS GUIDE 2001



Investors Guide 2001

Trust network system

Ticker code : 9374

http://www.keikaexp.co.jp

Trust network system
軽貨急配
TRUSTEX

Message from the President



Keika Express Co., Ltd.
President Katsutoshi Nishihara

Keika Express's innovative "double outsourcing" system enables the offering of customized logistics services to reach all kinds of niche markets, helping us become the No. 1 logistics provider in all the geographical areas we serve.

Consumer-oriented logistics

Entering the 21st century, the social structure is undergoing ever faster and deeper changes, marking a shift from a producer-oriented era to a consumer-oriented era. Accordingly, streamlining efforts are now aggressive in all industries to meet consumers' expectations for lower-cost products and services. One effective measure to that end—outsourcing—has drawn much attention. Logistical flows are also being restructured to be more consumer-oriented as the diversification of lifestyles increasingly requires more frequent production and transport of products in smaller lots.

Ahead of the times with "Double Outsourcing"

Ahead of these moves, Keika Express introduced the "double outsourcing" business system at its establishment in December 1987. The Company has thus achieved a paradigm shift in the industry by building a network of independent light-freight delivery operators called "owner operators," and concentrating its management resources on logistics planning and coordination services, or the "software" parts of the physical distribution business. That is how Keika Express—the "Truckless Freight Company"—was born.

Nonstandard delivery needs make up a huge market

Although logistics operators are increasingly eager to offer consumer-oriented services, big-name carriers still stick to many "standard" service offerings. A certain level of standardization of services is inevitable to achieve efficient and low-cost delivery of products in large quantities, but there is also a growing need for services outside the standard menu. This applies not only to the shape or size of goods to be delivered but also to jobs that might occur before or after delivery, such as warehouse services and installation of equipment at destinations. Growing demand for comprehensive services, including these nonstandard jobs, is difficult to provide, but forms a huge market. Keika Express's business system is designed to meet such demand and guarantees unrivalled strength in offering services carefully customized to each client's requirements.

"Area No. 1" strategies will strengthen our presence in each geographical area

Consistent efforts to expand the Company's network throughout the country brought the number of branches to 114 at the end of March 2001, which almost covers the entire nation. The succeeding emphasis is given to strengthening the presence in each of the service regions by offering carefully customized logistics services, as well as logistics consulting for streamlining client operations. As we proceed with these "Area No. 1" strategies, we aim to increase our market share in all areas and achieve secure sources of earnings and greater cost competitiveness.

The Company's attention is also directed to emerging markets in the 21st century, such as e-business, eco-business and nursing care. These businesses require customized logistics services to meet individual client needs. This is where Keika Express's expertise can serve best. Through increased marketing efforts to these industries, we intend to secure new business opportunities that will create further earnings.

Yearly reviews of medium-term management plan keep us updated

The Company regularly sets up a medium-term management plan for the following three years. Each plan is reviewed yearly in March to better reflect rapidly changing business environments. We will continue to make companywide efforts to keep us ahead of the times by being aware of up-to-date business sentiments and eliminating obsolete management. The continued support and understanding of our valued shareholders would be greatly appreciated.



Medium-term Management Plan

Corporate Policy

Reform-minded exploration into nonstandardized service offerings

Shippers often require the kind of delivery services that tend to be rejected because they are not "standard." However, such nonstandard services are now becoming standard with growing demand among many clients. From the traditional standard to Keika Express's standard. The Company is actively working on reform-minded exploration into once nonstandard areas of delivery services.

Basic Strategies

Aiming to be the "Area No. 1" provider of comprehensive logistics services through aggressive M&A and managerial enhancement.

1) We promote M&A and alliance efforts to increase the range of our capacity in treating nonstandard freight and offering additional services so that shippers can rely entirely on us for their logistics needs. Specifically, we have acquired majority ownership in Footwork Delivery Services Co., Ltd.
2) We are growing ourselves into a comprehensive provider of delivery and associated services by increasing the emphasis on our consulting performance and adding higher value to our services.
3) With our national network of branches, we promote careful marketing efforts tailored to the particular needs of each region, while concentrating resources on certain strategic areas and promoting the centralization of business operations.
4) We have introduced the executive officer system to allow quicker decision making and the swift execution of such decisions by separating the managerial and executive spheres of responsibilities.

Four Important Values

1 Shareholder Value

We are fully aware that improved performance is important to maximize benefits to our shareholders. To maximize the return on shareholders' equity, we will continue to seek the best possible investment schemes and incorporate flexible dividend policies, including increased dividends, issuance of new stock and stock splits, while setting a specific ROE goal on a consolidated basis.

2 Client Value

The traditional one-way transport service can no longer satisfy increasingly diverse client needs. We are not content to serve only as a carrier for shippers; rather, as a reform-minded logistics provider, we would like to achieve an equal partnership with our clients, thus also maximizing their benefits.

3 Owner Operator Value

Customer satisfaction relies largely on the quality of owner operators, or contract delivery operators working for Keika Express. We will never neglect their importance and will always try to build "win-win" relationships among the owner operators, the shippers (clients) and us.

4 Employee Value

The maximization of corporate value cannot be achieved without the daily engagement of employees. We will strive even harder to reinforce our human resources by providing opportunities so that each employee can enhance his or her abilities and create greater value for the company. In this line, we introduced several incentives, including a stock option system for employees.

Financial Highlights

Net sales (Millions of yen)



Operating income (Millions of yen)



Ordinary income (Millions of yen)



Net income (Millions of yen)



Total assets (Millions of yen)



Stockholders' equity (Millions of yen)



Consolidated (Millions of yen)

	1999/3	2000/3	2001/3
Net sales	21,267	23,569	25,809
Gross profit	9,380	10,116	10,192
Operating income	1,440	1,289	1,148
Ordinary income	1,594	1,353	1,256
Net income	506	680	680
Total assets	8,020	10,779	11,718
Stockholders' equity	2,230	3,198	5,130
Capital	544	544	1,182
Stockholders' equity per share (Yen)	406.82	488.31	676.67
Net income per share (Yen)	92.42	103.47	96.78

Segment Information

Consolidated Sales by Segment	1999/3		2000/3		2001/3	
	Net Sales (Millions of yen)	Composition of Sales (%)	Net Sales (Millions of yen)	Composition of Sales (%)	Net Sales (Millions of yen)	Composition of Sales (%)
Transportation section (Light-Truck Freight Transportation Business)	11,572	54.4	14,155	60.1	17,577	68.1
Sales section (Owner Operator Development Business)	9,694	45.6	9,414	39.9	8,232	31.9
Total	21,267	100.0	23,569	100.0	25,809	100.0


Net sales (Millions of yen)
1997/3 1998/3 1999/3 2000/3 2001/3


Operating income (Millions of yen)
1997/3 1998/3 1999/3 2000/3 2001/3


Ordinary income (Millions of yen)
1997/3 1998/3 1999/3 2000/3 2001/3


Net income (Millions of yen)
1997/3 1998/3 1999/3 2000/3 2001/3


Total assets (Millions of yen)
1997/3 1998/3 1999/3 2000/3 2001/3


Stockholders' equity (Millions of yen)
1997/3 1998/3 1999/3 2000/3 2001/3

Nonconsolidated

(Millions of yen)

	1997/3	1998/3	1999/3	2000/3	2001/3
Net sales	6,290	16,759	21,295	23,275	25,486
Gross profit	2,402	7,071	9,481	8,894	10,032
Operating income	229	1,114	1,702	1,330	1,159
Ordinary income	211	1,231	1,886	1,381	1,222
Net income	88	312	872	709	668
Total assets	4,253	5,992	7,201	8,417	9,538
Stockholders' equity	1,483	1,752	2,596	3,369	5,291
Capital	544	544	544	544	1,182
Stockholders' equity per share	272,441.62	319,598.23	473.51	512.12	698.12
Net income per share	18,784.32	56,910.52	159.11	107.76	95.07
Cash dividend per share	2,631.00	7,500.00	15.00	20.00	25.00

Note 1: Due to the change of accounting term, the March 1997 data represents the results of performance for six months and 10 days from September 21, 1996, to March 31, 1997.

2: Divideded per share in the above table represents delvidend per old share, consisting of ¥2,494.00 per first new share, ¥2,070.00 per second new share and ¥1,300.00 per third new share.

Consolidated Sales by Segment

(Millions of yen)


Sales section
Transportation section
21,257
23,580
25,809
1999/3
2000/3
2001/3

Sales Composition by Segment (Consolidated)


Sales section 31.9%
Transportation section 68.1%

Business Line

Range of Businesses

Delivery of light freight goods at frequent times in small lots, plus peripheral services

Keika Express intends to break traditional restrictions by introducing the "software" perspective to the physical distribution business. It was a common perception that there were a certain level of standard sizes, weights and packing methods for goods that could be handled by freight companies, including home-delivery service providers, and such service was also restricted to the transport of goods from shippers to their destinations. However, Keika Express handles not only the delivery of goods but also a variety of other needs that might occur before and/or after the delivery of all kinds of light freight, and has accordingly organized its business platform and operations. This unique approach to the delivery business has distinguished the Company's services, securing a competitive advantage over other freight operators.

Business System


Keika Express
Outsourcing of logistics operations
Outsourcing of delivery operations
Client
Owner Operator
Supply of delivery and other value-added services on contract

Keika Express's innovative "Double Outsourcing" system

Being positioned between the client, which is eager to cut logistics costs, and the owner operator, who is an independent light-freight forwarder registered with the Land Transport Bureau, Keika Express tries to offer the best solutions for both of them. This is what we call a "double outsourcing" business system.

Keika Express's businesses can be roughly divided into two categories: transportation and sales. In the transportation section, or light-truck freight transportation business, we draw up the best logistics plan for a potential client and, if it is agreed on, we make a contract with the client to offer the logistics services. We then select the best owner operators to accomplish the contract services and introduce them directly to the client.

The sales section, or owner operator development business, involves the development and requirements of highly capable owner operators on whom the quality of our services depends. Income for this section primarily comes from sales of our own developed new or second-hand delivery vehicles to owner operators.


Income from marketing
(e.g., commissions for membership, credit guarantee)
2,070,489
8.1%
Income from sales of vehicles
(new and second hand)
6,161,778
23.9%
Income from marketing
(e.g., commissions for insurance, business consultancy)
344,768
1.4%
Income from delivery services
17,232,700
66.8%
Transportation section
17,577,469
68.1%
(Thousands of yen)



Growth Trend


Hokkaido
Chubu
Tohoku
Kinki
Kanto
Chugoku / Shikoku
Hokuriku
Kyushu

Number of Branches by Region (nonconsolidated)


68
98
113
110
114
120
100
80
60
40
20
0
1997/3
1998/3
1999/3
2000/3
2001/3

Number of Owner Operator Contracts Closed by Region (nonconsolidated)


4,348
6,314
8,507
9,280
9,380
10,000
8,000
6,000
4,000
2,000
0
1997/3
1998/3
1999/3
2000/3
2001/3

Number of Delivery Service Contracts Closed by Region (nonconsolidated)


1,965
3,946
6,577
6,235
7,907
8,000
6,000
4,000
2,000
0
1997/3
1998/3
1999/3
2000/3
2001/3

Income from Delivery Services by Region (nonconsolidated)


3,579,455
8,465,256
11,446,697
13,817,265
17,232,700
20,000,000
15,000,000
10,000,000
5,000,000
0
1997/3
1998/3
1999/3
2000/3
2001/3

Strong Points

Innovative Portfolio of Services

Keika Express meets both "software" and "hardware" requirements for all business players who consider outsourcing their logistics operations.



Covers peripheral operations of delivery as well

All Markets

Differentiate our services by offering logistics solutions for all markets

Keika Express has established its innovative presence by identifying business opportunities outside the standard delivery services usually provided by big-name carriers.

As logistics services must be increasingly consumer-oriented, we see a surge in demand for delivery of goods that fall outside the standard menu of traditional freight carriers, as well as special value-added services that might be needed before and after delivery. Our innovative "double outsourcing" and "owner operator" systems were developed to provide flexible and low-cost solutions to these nonstandard delivery needs in the logistics market. These systems allow us to cope with individual needs that can vary from industry to industry, giving us a secure and distinct position relative to our competitors in the industry.

Exclusive Delivery Vehicles


Length: 2390mm
Height: 1865mm
Platform length: 1840mm
Width: 1430mm

Deep-freezer ®



Freeze Pack Delivery



Keika Express sells its original delivery vehicles to owner operators. Exclusively developed, the Company's super light trucks have a load capacity around 1.5 times that of average light trucks, ensuring better cost performance. The truck is specially designed to accept detachable refrigeration equipment. The Company introduced "Freeze Pack Delivery," a measure for providing the delivery of fresh goods in refrigerator boxes for which the temperature can be controlled for 12 hours.


What's New

"Super Trailer" truck newly developed with increased capacity

Last year, Keika Express newly developed the "Super Trailer" trucks, the towing of which does not require a special driver's license for traction vehicles. The trailer's capacity is equal to that of a tractor at 350 kg, so their combined capacity is as much as 700 kg—nearly four times that of average light trucks. This can make our low-cost solutions even lower. The "Super Trailer" truck is also designed for maximum safety: It contains a folding front jack and an inertial braking system for the rear wheels.





Customized Services

Aiming to secure the area's No. 1 position by offering customized services

Keika Express aims to secure the No. 1 position in all the geographical areas it serves by putting greater efforts toward offering comprehensive services that cover not only the delivery of goods but also peripheral jobs occurring before and after delivery—a consistent business policy since the Company's establishment.

Unlike the big-name carriers that try to achieve lower costs by putting as many goods as possible into a standard logistics flow, Keika Express offers customized logistics solutions that are efficient and effective for the individual needs of small and medium-sized businesses.

Our contract owner operators are available on a 24-hour basis, enabling the delivery of a variety of goods in small lots and at frequent intervals according to shippers' requirements. In addition, owner operators with special knowledge, such as the installation of electrical equipment, bring an extra advantage to shippers' businesses. Keika Express's consistent policy of offering customized and comprehensive services associated with the delivery of goods will continue to open up new business opportunities.


Installation of satellite TV antennas
Installation and wiring of electric appliances
Delivery of fresh flowers and plants
Breaking up conventional standards
Creating new standards
Order taker
Shopping for clients
Collection of large-scale waste electric appliances

e-Business

Meeting the logistics needs of an increasing number of e-Business players

Internet-based new business styles are on the rise. There are an increasing number of business players entering the Business-to-Business or Business-to-Consumer e-commerce markets, and an equally increasing number are beginning to realize their insufficient ability to deliver orders to purchasers. This is where they can rely on Keika Express's accumulated expertise in offering "comprehensive and customized logistics services." We will also expand our range of businesses into these new e-markets.

■ **Keika Express's experiences with e-business players include the following:**

● **e-convenience**
Delivery consulting, business and capital tie-ups
http://www.okaimono-net.com/

● **Mycal Pororoca**
Delivery consulting, business tie-up
http://www.the-super.com/

● **BtoC Communications**
Delivery consulting, business tie-up
http://ww.btocc.com/

Basic Service Menu for e-Business Players


Receiving orders
Loading and delivery
Order-receipt staff
Home work staff
Pick-up staff
Delivery staff
Ordering
Pick-up
Door-to-door home delivery

Market Trend

Domestic Land Freight Tonnage and Home Delivery and Postal Packages Delivered in Japan


(millions)
(Million tons)
2,500
2,000
1,500
1,000
500
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,114
6,251
6,102
5,922
5,910
6,016
6,177
6,085
5,820
1,832
2,357
1,101
1,125
1,169
1,245
1,328
1,434
1,530
1,616
351
405
426
401
378
400
386
326
318
319
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999

Home delivery packages | Postal packages | Domestic land freight tonnage

Although domestic land freight hovered around 6,000 million tons annually throughout the 1990s, consumer-oriented home delivery services almost doubled from 1,101 million packages in 1990 to 2,357 million packages in 1999.

Source: Ministry of Land, Infrastructure and Transport (MLIT) and Ministry of Public Management, Home Affairs, Posts and Telecommunications

Japanese Companies Outsourcing their Logistics Operations


100
(%)
80
60
40
20
0
63.8
69.4
68.9
69.2
60.5
69.0
Restaurants
Retailers
Wholesalers
Manufacturing Industry
Mining Industry
All Industries

Japanese Companies Considering Expansion of Logistics Outsourcing


100
(%)
80
60
40
20
0
32.3
25.0
27.6
24.1
19.0
25.3
Restaurants
Retailers
Wholesalers
Manufacturing Industry
Mining Industry
All Industries

According to METI's research on business activities in 2000, nearly 70% of the companies in all industries already outsourced their logistics operations, and more than 25% were considering expansion of their logistics outsourcing. This suggests a growing outsourcing need for logistics operations, as is the case with other lines of business operations.

Source: Ministry of Economy, Trade and Industry (METI)

Number of Light-Truck Freight Operators in Japan



150,000
120,000
90,000
60,000
30,000
0
(Number)
69,659
73,699
81,789
88,357
92,763
100,131
110,093
117,811
123,720
128,121
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999

Reflecting the growing interest in starting businesses by themselves amid the lingering economic slump and the resulting rise in unemployment rates, the number of registered light-truck freight operators nearly doubled during the 1990s from 69,659 in 1990 to 128,121 in 1999. This should give us an expanding source of capable owner operators on a continuous basis.

Source: MLIT Transport Bureau

Japan's Business to Business e-Commerce Market Forecast

( ) represents the EMP share of the entire BC market



(Trillions of yen)
120
100
80
60
40
20
0
111
44
EMP
67
27
57
12
51
38
22
Non-EMP
2000
2001
2002
2003
2004
2005

B to B

Japan's B2B market forecast

Japan's B2B e-commerce market was estimated at around ¥22 trillion for 2000 and is expected to grow by five times to ¥110 trillion by 2005. As of 2000, Japan was seen to be less than one year behind the United States in terms of its B2B market.

Japan's Business to Consumer e-Commerce Market Forecast

( ) represents the mobile commerce size and its share of the entire BC market



(Trillions of yen)
14
12
10
8
6
4
2
0
13.3
2.5
(18.4%)
8.4
1.8
(16.2%)
5.6
0.9
(15.5%)
3.4
0.5
(13.7%)
1.8
0.2
(10.8%)
0.8
(0.06)
(7.2%)
2000
2001
2002
2003
2004
2005

B to C

Japan's B-to-C market forecast

Japan's B-to-C e-commerce market was estimated to be around ¥824 billion for 2000, and it is expected to grow sharply by as much as 16 times to more than ¥13 trillion by 2005. As of 2000, Japan was seen to be about three years behind the United States in terms of the e-commerce share of its entire business.

Source: Joint research by Accenture, Electronic Commerce Promotion Council of Japan, and Ministry of Economy, Trade and Industry

Consolidated Management Indices

Profitability



Ratio of gross profit to sales (%)
44.01
42.92
39.49
1999/3
2000/3
2001/3



Ratio of operating profit to sales (%)
6.77
5.51
4.45
1999/3
2000/3
2001/3



Ratio of ordinary profit to sales (%)
7.49
5.74
4.86
1999/3
2000/3
2001/3

Profitability	1999/3	2000/3	2001/3
Ratio of gross profit to sales (%)	44.01	42.92	39.49
Ratio of operating profit to sales (%)	6.77	5.51	4.45
Ratio of ordinary profit to sales (%)	7.49	5.74	4.86

Safety



Ratio of stockholders' equity (%)
27.81
29.65
43.78
1999/3
2000/3
2001/3



Current ratio (%)
130.61
140.88
157.47
1999/3
2000/3
2001/3



Fixed assets ratio (%)
89.85
91.95
76.65
1999/3
2000/3
2001/3

Safety	1999/3	2000/3	2001/3
Ratio of stockholders' equity (%)	27.81	29.65	43.78
Current ratio (%)	130.61	140.88	157.47
Fixed assets ratio (%)	89.85	91.95	76.65

Efficiency



Total assets turnover (times)
2.65
2.50
2.29
1999/3
2000/3
2001/3



Fixed assets turnover (times)
10.61
9.53
7.61
1999/3
2000/3
2001/3



Tangible fixed assets turnover (times)
24.69
26.93
29.07
1999/3
2000/3
2001/3

Efficiency	1999/3	2000/3	2001/3
Total assets turnover (times)	2.65	2.50	2.29
Fixed assets turnover (times)	10.61	9.53	7.61
Tangible fixed assets turnover (times)	24.69	26.93	29.07

Note: Total capital, stockholders' equity and fixed assets are the average value of the amounts at the beginning and end of each fiscal year, respectively. However, fiscal period ended in March 1999 was calculated using the number at the end of the term.

TRUSTEX

Productivity


Sales per employee
(Thousands of yen)
38,668
41,277
41,196
1999/3
2000/3
2001/3


Net income per employee
978
1,192
1,086
1999/3
2000/3
2001/3


Number of employees
(Persons)
550
592
661
1999/3
2000/3
2001/3

Productivity	1999/3	2000/3	2001/3
Sales per employee (Thousands of yen)	38,668	41,277	41,196
Net income per employee (Thousands of yen)	978	1,192	1,086
Number of employees (Persons)	550	592	661

Note: Sales per employee and net income per employee are computed for the average number of employees during the term.

Cash flow


Cash flow
565
798
881
1999/3
2000/3
2001/3


Depreciation expenses
103
138
126
1999/3
2000/3
2001/3


Capital investment
88
101
113
1999/3
2000/3
2001/3

Cash flow	1999/3	2000/3	2001/3
Cash flow (Millions of yen)	565	798	881
Depreciation expenses (Millions of yen)	103	138	126
Capital investment (Millions of yen)	88	101	113

Note: Cash flow = Net income – Adjusted income and other taxes + Depreciation expenses – Dividends – Directors' and auditors' bonuses

Others


ROE
(%)
22.71
25.08
16.34
1999/3
2000/3
2001/3


ROA
(%)
17.42
13.45
9.95
1999/3
2000/3
2001/3

Others	1999/3	2000/3	2001/3
Return on equity [ROE] (%)	22.71	25.08	16.34
Return on assets [ROA] (%)	17.42	13.45	9.95

Note 1: Total assets and stockholders' equity are the average value of the amounts at the beginning and end of each fiscal year, respectively. However, fiscal period ended in March 1999 was calculated using the number at the end of the term.
2: ROA = (Operating profit + Interest and dividends received – Interest expenses)/Average value of total capital employed at the beginning and end of each fiscal year

Nonconsolidated Management Indices

Profitability



Ratio of gross profit to sales (%)
38.20
42.19
44.62
42.51
39.36
1997/3 1998/3 1999/3 2000/3 2001/3



Ratio of operating profit to sales (%)
3.64
6.64
7.99
5.71
4.55
1997/3 1998/3 1999/3 2000/3 2001/3



Ratio of ordinary profit to sales (%)
3.36
7.34
8.86
5.93
4.79
1997/3 1998/3 1999/3 2000/3 2001/3

Profitability	1997/3	1998/3	1999/3	2000/3	2001/3
Ratio of gross profit to sales (%)	38.20	42.19	44.62	42.51	39.36
Ratio of operating profit to sales (%)	3.64	6.64	7.99	5.71	4.55
Ratio of ordinary profit to sales (%)	3.36	7.34	8.86	5.93	4.79

Safety



Ratio of stockholders' equity (%)
35.12
29.24
38.05
40.03
55.47
1997/3 1998/3 1999/3 2000/3 2001/3



Current ratio (%)
139.46
114.60
132.62
129.68
158.70
1997/3 1998/3 1999/3 2000/3 2001/3



Fixed assets ratio (%)
81.06
91.62
89.17
80.20
67.21
1997/3 1998/3 1999/3 2000/3 2001/3

Safety	1997/3	1998/3	1999/3	2000/3	2001/3
Ratio of stockholders' equity (%)	35.12	29.24	38.05	40.03	55.47
Current ratio (%)	139.46	114.60	132.62	129.68	158.7
Fixed assets ratio (%)	81.06	91.62	89.17	80.20	67.21

Efficiency



Total assets turnover (times)
3.20
3.27
3.22
2.98
2.83
1997/3 1998/3 1999/3 2000/3 2001/3



Stockholders' equity turnover (times)
11.31
10.32
9.79
7.60
5.68
1997/3 1998/3 1999/3 2000/3 2001/3



Fixed assets turnover (times)
10.70
11.69
10.86
9.27
8.14
1997/3 1998/3 1999/3 2000/3 2001/3

Efficiency	1997/3	1998/3	1999/3	2000/3	2001/3
Total assets turnover (times)	3.20	3.27	3.22	2.98	2.83
Stockholders' equity turnover (times)	11.31	10.32	9.79	7.60	5.68
Fixed assets turnover (times)	10.70	11.69	10.86	9.27	8.14

Note1: Total capital, stockholders' equity and fixed assets are the average value of the amounts at the beginning and end of each fiscal year, respectively.
2: As the 1997 March term had an accounting period of six months and 10 days due to a change of fiscal term, the financial indicators applicable to this fiscal year are presented as annualized approximated values.

Productivity


Sales per employee
43,404
44,219
42,378
41,123
41,274
1997/3
1998/3
1999/3
2000/3
2001/3


Net income per employee
609
823
1,736
1,253
1,083
1997/3
1998/3
1999/3
2000/3
2001/3


Number of employees
298
480
545
587
648
1997/3
1998/3
1999/3
2000/3
2001/3

Productivity	1997/3	1998/3	1999/3	2000/3	2001/3
Sales per employee (Thousands of yen)	43,404	44,219	42,378	41,123	41,274
Net income per employee (Thousands of yen)	609	823	1,736	1,253	1,083
Number of employees (Persons)	298	480	545	587	648

Note 1: Sales per employee and net income per employee are computed for the average number of employees during the term.
2: As the March 1997 term had an accounting period of six months and 10 days due to a change of fiscal term, sales per employee and net income per employee applicable to this fiscal year are presented as annualized approximated values.

Cash flow


Cash flow
113
388
934
661
419
1997/3
1998/3
1999/3
2000/3
2001/3


Depreciation expenses
37
76
103
138
128
1997/3
1998/3
1999/3
2000/3
2001/3


Capital investment
169
132
104
99
113
1997/3
1998/3
1999/3
2000/3
2001/3

Cash flow	1997/3	1998/3	1999/3	2000/3	2001/3
Cash flow (Millions of yen)	113	388	934	661	419
Depreciation expenses (Millions of yen)	37	76	103	138	128
Capital investment (Millions of yen)	169	132	104	99	113

Note: Cash flow = Net income − Adjusted income and other taxes + Depreciation expenses − Dividends − Directors' and auditors' bonuses

Others


Return on equity [ROE]
15.89
19.23
40.12
23.77
15.44
1997/3
1998/3
1999/3
2000/3
2001/3


Return on assets [ROA]
11.08
21.75
25.81
17.04
12.92
1997/3
1998/3
1999/3
2000/3
2001/3


Dividend payout ratio
14.00
13.17
9.42
18.56
26.30
1997/3
1998/3
1999/3
2000/3
2001/3

Others	1997/3	1998/3	1999/3	2000/3	2001/3
Return on equity [ROE] (%)	15.89	19.23	40.12	23.77	15.44
Return on assets [ROA] (%)	11.08	21.75	25.81	17.04	12.92
Dividend payout ratio (%)	14.00	13.17	9.42	18.56	26.30

Note 1: Total assets and stockholders' equity are the average value of the amounts at the beginning and end of each fiscal year, respectively. However, fiscal period ended in March 1999 was calculated using the number at the end of the term.
2: As the March 1997 term had an accounting period of six months and 10 days due to a change of fiscal term, the ROE and ROA values applicable to this fiscal year are presented as annualized approximated values.
3: ROA = (Operating profit + Interest and dividends received − Interest expenses)/Average value of total capital employed at the beginning and end of each fiscal year

Balance Sheet

Assets	Consolidated (Thousands of yen)			Nonconsolidated (Thousands of yen)		
	1999/3	2000/3	2001/3	1999/3	2000/3	2001/3
Current assets	6,015,891	7,840,317	7,785,450	4,886,145	5,746,384	5,981,084
Cash and bank deposits	2,879,198	2,884,963	2,700,702	2,523,570	2,723,154	2,472,564
Notes receivable	1,826	2,796	3,583	1,826	2,796	3,583
Trade receivable	1,696,223	2,297,578	2,433,065	1,712,070	2,348,393	2,620,437
Trade receivable in installment	1,144,237	2,101,273	1,711,383	—	—	—
Marketable securities	119,902	—	—	119,902	—	—
Inventories	89,546	30,159	40,242	—	—	—
Merchandise	—	—	—	89,546	29,088	39,312
Prepaid expenses	50,319	64,052	84,808	43,934	53,456	76,500
Deferred tax assets	—	104,361	132,464	—	26,563	50,170
Short-term loans	22,400	—	200,000	182,468	75,000	200,000
Other receivables	219,471	389,697	497,737	204,832	450,522	522,290
Others	14,994	20,994	38,516	17,932	23,874	41,274
Allowance for doubtful accounts	△22,229	△55,560	△57,064	△9,938	△17,465	△45,049
Fixed assets	2,004,349	2,939,424	3,933,122	2,315,358	2,702,535	3,557,087
Tangible fixed assets	861,328	888,908	888,608	860,208	887,212	885,354
Buildings	293,681	278,157	268,883	293,681	278,157	266,883
Structures	4,683	4,008	3,432	4,683	4,008	3,432
Vehicles and transportation equipment	88,547	116,009	128,400	88,547	115,074	128,400
Tools, furniture and fixture	58,118	74,435	71,593	56,997	73,673	70,339
Land	416,298	416,298	416,298	418,298	416,298	416,298
Intangible assets	68,045	82,156	99,036	66,514	80,916	89,748
Software	—	2,972	14,392	—	2,972	8,309
Telephone rights	68,045	79,184	84,644	66,514	77,944	81,438
Investment and other assets	1,074,974	1,968,359	2,947,476	1,388,635	1,734,406	2,581,983
Investment securities	—	—	110,463	—	—	110,463
Shares in affiliates	—	—	—	37,710	37,710	37,710
Investment in interests	20	20	20	20	20	20
Long-term loans to affiliates	2,800	—	—	455,246	103,250	—
Long-term receivables	411,431	566,782	1,694,611	282,864	469,619	1,577,075
Claims in bankruptcy and rehabilitation and other similar items	252,912	666,434	541,474	190,473	552,072	372,273
Long-term prepaid expenses	47,794	40,443	26,207	31,953	19,626	9,922
Deferred tax assets	—	435,460	649,888	—	223,383	414,750
Guarantee deposits	433,453	638,018	754,808	422,355	627,800	744,546
Insurance fund	112,444	97,258	116,878	112,444	97,258	116,878
Others	20,000	20,000	20,000	20,000	20,000	20,000
Allowance for doubtful accounts	△205,881	△496,058	△966,875	△164,433	△416,335	△821,657
Total assets	8,020,240	10,779,741	11,718,572	7,201,504	8,417,919	9,538,171

TRUSTEX

Liabilities	Consolidated 1999/3	Consolidated 2000/3	Consolidated 2001/3	Nonconsolidated 1999/3	Nonconsolidated 2000/3	Nonconsolidated 2001/3
	(Thousands of yen)			(Thousands of yen)		
Current liabilities	4,605,988	5,565,206	4,944,011	3,684,097	4,407,268	3,768,773
Trade payable	215,135	229,965	223,879	215,135	229,965	222,145
Short-term borrowings	924,346	1,730,450	883,690	474,346	1,580,450	755,990
Current portion of long-term borrowings	530,218	838,960	706,626	442,738	394,532	217,532
Payables to consignors	963,348	1,189,425	1,415,501	963,348	1,189,425	1,415,501
Other payables	281,102	296,296	308,648	343,904	518,911	377,398
Accrued income taxes	846,992	259,098	402,052	820,833	200,299	390,885
Accrued consumption taxes	226,266	49,784	68,747	226,266	49,784	68,747
Accrued expenses	56,505	105,472	142,757	55,858	104,488	139,157
Advance received	15,237	4,448	2,402	15,061	4,003	2,204
Deposits received	47,596	46,333	88,446	47,552	45,785	86,057
Allowance for bonuses	77,681	89,968	94,513	76,417	88,243	91,579
Unearned revenue	—	—	38,522	1,823	739	639
Unearned interest on installment	420,744	726,288	567,223	—	—	—
Others	813	714	998	813	639	933
Fixed liabilities	1,183,503	2,017,917	1,643,871	920,983	640,918	477,633
Long-term borrowings	999,320	1,810,709	1,279,349	736,800	433,935	225,003
Reserve for retirement benefits	—	—	22,174	—	—	22,174
Reserve for directors' retirement allowances	184,183	207,208	230,981	184,183	206,983	230,456
Long-term unearned revenue	—	—	111,367	—	—	—
Total liabilities	5,789,491	7,583,123	6,587,883	4,605,080	5,048,186	4,246,407
Shareholders' equity						
Capital	544,450	544,450	1,182,450	544,450	544,450	1,182,450
Capital reserve	336,000	336,000	1,108,000	336,000	336,000	1,108,000
Profit reserve	—	—	—	6,212	20,192	35,272
Consolidated retained earnings	1,350,299	2,316,167	2,846,619	—	—	—
Valuation differences on other securities	—	—	△6,380	—	—	△6,380
Other reserve	—	—	—	1,709,761	2,469,090	2,972,422
Voluntary reserve	—	—	—	500,000	1,300,000	2,000,000
Unappropriated profit for the year	—	—	—	1,209,761	1,169,090	972,422
Total shareholders' equity	2,230,749	3,196,617	5,130,689	2,596,423	3,369,733	5,291,764
Total liabilities and shareholders' equity	8,020,240	10,779,741	11,718,572	7,201,504	8,417,919	9,538,171

Income Statement

(Thousands of yen)

Ordinary profit and loss	Consolidated 1999/3	Consolidated 2000/3	Consolidated 2001/3	Nonconsolidated 1999/3	Nonconsolidated 2000/3	Nonconsolidated 2001/3
Operating profit and loss						
Operating revenue						
Net sales	21,267,421	23,569,703	25,809,739	21,295,046	23,275,434	25,486,438
Operating expenses						
Cost of goods sold	11,906,713	13,453,494	15,616,824	11,813,195	13,380,897	15,453,623
Selling, general and administrative expenses	7,920,429	8,816,215	9,044,208	7,779,222	8,563,878	8,872,822
Operating income	1,440,278	1,299,994	1,148,706	1,702,628	1,330,658	1,159,992
Non-operating profit and loss						
Non-operating revenue						
Interest income	3,354	1,258	2,433	28,284	24,045	3,990
Dividends income	4,396	2,002	40	4,396	2,002	40
Income from indemnities	57,043	72,592	48,159	57,043	72,592	48,159
Fees received	159,501	80,703	91,592	155,161	80,703	91,592
Others	11,382	13,722	48,822	17,075	13,681	17,824
Non-operating expenses						
Interest expenses	42,961	35,297	31,092	40,117	34,433	30,862
Cancellation charges	18,034	21,403	—	18,034	48,291	16,020
IPO preparation charges	—	28,031	13,917	—	28,031	13,917
Loss on sale of marketable securities	—	15,229	—	—	15,229	—
Others	20,381	16,674	38,024	19,532	16,673	38,024
Ordinary income	1,594,558	1,353,639	1,256,722	1,886,908	1,381,025	1,222,775
Special profit and loss						
Special profit						
Gain on sale of fixed assets	1,503	—	987	1,503	—	987
Gain on reversal of allowance for doubtful accounts	14,468	—	—	14,440	—	—
Special loss						
Loss on sale of fixed assets	—	106	125	—	106	125
Loss on retirement of fixed assets	4,075	6,435	9,025	3,772	6,435	9,025
Loss on evaluation of investment securities	6,961	—	—	6,961	—	—
Differences resulting from a change of accounting standard for retirement benefits	—	—	20,876	—	—	20,876
Income before income taxes	1,599,492	1,347,098	1,227,683	1,892,116	1,374,482	1,193,736
Corporate income tax, inhabitant tax and enterprise tax	1,092,693	781,916	785,043	1,019,639	711,988	735,578
Income taxes-deferred	—	△115,683	△237,911	—	△46,540	△210,353
Net income	506,798	680,863	680,551	872,477	709,035	668,511
Brought forward retained earnings	—	—	—	374,527	329,028	376,290
Prior years' adjustments related with tax effect	—	—	—	—	203,406	—
Unappropriated losses accepted in connection with merger	—	—	—	7,084	—	—
Interim dividends paid	—	—	—	27,418	65,799	65,799
Transfer to profit reserve related with payments of payment of interim dividends	—	—	—	2,741	6,579	6,579
Unappropriated profit or the year	—	—	—	1,209,761	1,169,090	972,422

(Thousands of yen)

Consolidated statements of retained earnings	Consolidated 1999/3	Consolidated 2000/3	Consolidated 2001/3
Beginning balance of consolidated retained earnings	878,001	1,774,437	2,316,167
Beginning balance of consolidated retained earnings	878,001	1,350,299	2,316,167
Prior years' adjustments related with tax effect	—	424,138	—
Decrease in consolidated retained earnings	34,501	139,133	150,099
Dividends	27,416	120,633	131,599
Directors' bonuses	—	18,500	18,500
Decrease due to merger	7,084	—	—
Net income	506,798	680,863	680,551
Ending balance of consolidated retained earnings	1,350,299	2,316,167	2,848,619

TRUSTEX

Statements of Cash Flows

(Thousands of yen)

Statements of Cash Flowe	Consolidated 1999/3	2000/3	2001/3
Cash flows from operating activities			
Income before income taxes	1,599,492	1,347,096	1,227,683
Depreciation	103,676	138,829	126,747
Increase in allowance for doubtful accounts	71,801	323,508	472,310
Increase in allowance for bonuses	18,465	12,286	4,544
Increase in reserve for retirement benefits	—	—	22,174
Increase in reserve for directors' retirement allowances	19,258	23,025	
Interest and dividends income	△7,750	△3,261	△2,474
Interest expenses	42,961	35,297	31,092
Increase in trade receivables	△869,202	△1,269,276	△1,328,998
Increase in receivables in installment	△913,843	△901,514	364,080
Increase in inventories	△5,478	—	—
Decrease in inventories	—	2,982	△28,057
Increase in trade payables	221,415	240,906	219,990
Increase in accrued consumption taxes	75,927	—	17,557
Decrease in accrued consumption taxes	—	△177,044	—
Increase or decrease in other assets and liabilities	△26,315	20,128	14,879
Others	9,533	3,272	△10,337
Sub-total	339,843	△203,783	1,154,966
Receipt of interest and dividends	7,294	3,623	2,448
Payment of interest	△43,281	△39,902	△26,362
Payment of income taxes	△1,080,011	△1,369,810	△642,089
Cash flows from operating activities	△776,053	△1,609,872	488,963
Cash flows from investment activities			
Increase in time deposits	△1,030,000	△408,000	△408,000
Proceeds from time deposits	760,000	405,000	300,000
Acquisition of securities	△99,902	—	△121,463
Sales proceeds from securities	500,390	84,672	—
Purchase of tangible fixed assets	△107,544	△101,321	△113,466
Sales proceeds from tangible fixed assets	11,771	30	11,349
Others	△30,017	8,555	△219,768
Cash flows from investment activities	4,698	△11,062	△551,348
Cash flows from financing activities			
Net increase in short-term borrowings	201,346	806,104	△846,760
Increase in long-term borrowings	1,375,000	1,725,000	150,000
Repayment of long-term borrowings	△765,512	△806,869	△811,694
Issuance of shares	—	—	1,410,000
Payment of dividends	△27,416	△120,633	△131,599
Cash flows from financing activities	783,417	1,603,601	△230,053
Increase in cash and cash equivalents	12,062	182,666	△292,439
Beginning balance of cash and cash equivalents	2,247,968	2,263,125	2,445,792
Acceptance of cash and cash equivalents in connection with merger	3,095	—	—
Ending balance of cash and cash equivalents	2,263,125	2,445,792	2,153,353

Corporate Data

Keika Express Co., Ltd.

Head office: 12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065
Tel: (06) 6907-5770
Fax: (06) 6907-5780
Establishment: December 21, 1987
Capital stock: ¥1,162,450,000 (as of March 31, 2001)
Workforce: 661 (as of March 31, 2001)
Stock listing: Second Section of Osaka Securities Exchange (Code: 9374)

History

December 1987
Keika Express Co., Ltd., established in Neyagawa, Osaka, and the light-freight truck transportation business with the innovative "owner-operator system" started.
March 1988
Opened Kitaosaka Branch in Settsu, Osaka, to extend its business to the Keihanshin area covering Kyoto, Osaka and Kobe.
January 1991
Opened Komaki Branch in Komaki, Aichi, to extend its business to the Chubu area.
April 1992
Opened Adachi Branch in Adachi-ku, Tokyo, to extend its business to the Kanto area.
June 1992
The business in the Chukyo area separated and taken over by the newly established Chukyo Keika Express Co., Ltd.
March 1994
The business in the Kanto area separated and taken over by the newly established Tokyo Keika Express Co., Ltd.
September 1994
The goodwill of Okayama Keika Express Co., Ltd., assigned to Keika Express. Opened Okayama Branch in Okayama-shi, Okayama, in October 1994 to start marketing activity. Opened several sales branches in the Chugoku area afterward.
August 1995
Opened Sendai Branch in Sendai, Miyagi, to extend its business to the Tohoku area.
September 1995
Opened Fukuoka Branch in Fukuoka-shi, Fukuoka, to extend its business to the Kyushu area.
April 1996
Opened Kanazawa Branch in Kanazawa, Ishikawa, to extend its business to the Hokuriku area.
July 1996
Opened Sapporo Branch in Sapporo, Hokkaido, to extend its business to the Hokkaido area. Acquired Tokyo Keika Express Co., Ltd., and Chukyo Keika Express Co., Ltd., to reinforce operating base.
August 1996
KSE East-Japan Co., Ltd., became a fully owned subsidiary through a stock transfer.
October 1996
Opened Niigata Branch in Niigata-shi, Niigata, to extend its business to the Koshinetsu area. Head office moved to Kadoma, Osaka.
December 1996
KSE West-Japan Co., Ltd., became a fully owned subsidiary through a stock transfer.
March 1997
Opened Takamatsu Branch in Takamatsu, Kagawa, to extend its business to the Shikoku area.
April 1997
Advance payment system introduced by assigning a sufficient number of personal computers to all branches.
June 1997
Opened Tottori Branch in Tottori-shi, Tottori, to extend its business to the Sanin area.
April 1998
To change the par value of its stock from ¥50,000 to ¥50, the former Keika Express Co., Ltd., the substantial surviving company, was merged with the formal surviving company Keika Express Co., Ltd., former Kyowa Mekki Co., Ltd.
December 1998
Luck PLC as a limited liability company incorporated into Luck Co., Ltd. as a joint stock company.
July 2000
KSE East-Japan Co., Ltd. (consolidated subsidiary), acquired KSE West-Japan Co., Ltd. (consolidated subsidiary). The trade name was changed to MC Convenience Co., Ltd., and the head office moved to Kadoma, Osaka.
October 2000
Stock listed on the Second Section of the Osaka Securities Exchange.

Subsidiaries/Affiliates


Client
Outsources logistics operations
Luck PLC (nonconsolidated subsidiary)
Sells second-hand vehicles and their accessories
Keika Express Co., Ltd.
Supply of delivery and other value-added services on contract
Outsources operations
Sells delivery vehicles
Outsources logistics operations
Payment agreement on membership contract
MC Convenience Co., Ltd. (consolidated subsidiary)
Provides automobile insurance
Payment agreement
Lease contract
Owner Operator

Keika Express Co., Ltd.
12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065 Tel: (06) 6907-5770 Fax: (06) 6907-5780
http://www.keikaexp.co.jp/

#27

INVESTORS GUIDE 2002

English Version


INVESTORS GUIDE 2002
SOLUTION

TRUSTEX

Ticker code : 9374

Keika Express Co., Ltd.

http://www.keikaexp.co.jp

Message from the President



Keika Express Co., Ltd.
President Katsutoshi Nishihara

Keika Express will execute a new series of strategies for its second stage of growth by exploring the potential of its unique "utilization-oriented management"—Keika's basic management approach.

Keika Express' innovative "double outsourcing" strategy has captured the emerging needs of consumer-oriented logistics.

As society is becoming more and more consumer-oriented in the 21st century, the "outsourcing" of peripheral services has become an indispensable measure to accommodate increasingly diversified consumer needs, while simultaneously cutting costs.

Ahead of this move, Keika Express introduced the "double outsourcing" business system at its establishment in December 1987.

This business system is designed to concentrate the Company's corporate resources on the "software" parts of the physical distribution business, such as logistics planning and coordination services. The Company therefore does not have its own fleet of delivery trucks. Instead, it has a network of contracted light-freight delivery operators called "owner operators." We are a truckless freight company, and this is what distinguishes us from other trucking firms.

Pivoting on its "utilization-oriented management" approach, the Company will continue to promote an extensive range of strategies to maximize the advantages of that approach.

Having achieved a national presence, Keika Express will now put forth area-by-area marketing efforts to secure the No. 1 position in all the geographical areas it serves.

When its number of branches exceeded 100 in 2000, covering the entire nation, Keika Express became determined to achieve the No. 1 position in all the geographical areas it serves. Starting in the March 2002 term, Keika's growth policy has shifted to area-by-area marketing efforts, while promoting the networking of branches through tie-ups with and/or M&As of forwarders that transport consolidated loads from different shippers.

From the perspective of area-by-area marketing, the Company will strive to maximize its marketing strength, while reducing costs, by selecting the most effective and efficient branches and promoting their alliances with partners, thus enlarging service areas and boosting sales.

By pursuing this area marketing strategy, Keika Express aims to secure the No. 1 position in all the areas it serves, while enhancing its profitability and cost competitiveness.

To ensure continued growth, Keika Express will tap a huge market.

As consumer-oriented logistics are becoming mainstream, the demand for the delivery of non-standard freight and value-added services is continuously rising. Keika Express' "double outsourcing" system has enabled a swift response to this demand, earning us the leading position as a provider of small cargo delivery services using light vehicles at lower cost and in less time.

To ensure continued growth, Keika Express has tapped the new market of small-combined-cargo delivery from business to business. Keika's "low-cost, rapid delivery" services are provided at almost half the cost set by competitors. This new market is considerably larger than the markets we have served in the past. And we will intensify efforts to develop strategies to prevail in this huge market as well.

To succeed in this new huge market, Keika Express will restructure its managerial foundations.

A potential owner operator must comply with strict standards to enter into an "owner operator" contract with Keika Express. Because the quality of owner operators is crucial, as they are in direct contact with our clients, we maintain a strict policy in the recruitment of owner operators. Meanwhile, with the number of order receipts rising continuously, there is a pressing need to keep a sufficient number of good operators.

To address this situation and successfully enter the huge target market, Keika Express has initiated a new business form: the "Start-up Support Business," which involves supplying the know-how of Keika's "double outsourcing" business model to local small forwarders on a subcontracting basis. The Company is also seeking tie-ups with and/or M&As of forwarders transporting consolidated loads, and trying to maximize the efficiency of transportation by using allied companies. In exchange for providing the know-how of its unique "double outsourcing" business system, these alliances will expand the Company's capacity to meet the ever-increasing demand for comprehensive delivery services, as we will restructure our managerial foundations to become not only a "truckless" but also a "driverless" freight company.



Medium-term Management Plan

Corporate Philosophy

Reform-minded exploration into non-standardized service offerings

Shippers often require the kind of delivery services that tend to be rejected because they are not "standard." However, such non-standard services are now becoming standard with growing demand among many clients. From the traditional standard to Keika Express' standard. The Company is actively working on reform-minded exploration into once non-standard areas of delivery services.

Basic Policies

- **Reinforce the core competence of the Company.**
  The Company will reinforce its core competence—the ability to propose customer-oriented logistics solutions, based on its accumulated expertise in offering low-cost and high-performance delivery services using light vehicles.
- **Establish an infrastructure for enlarging the Company's business scale.**
  By promoting M&As and business alliances, the Company will establish a solid business infrastructure for addressing its growing business opportunities.
- **Develop and offer unprecedented services in tune with customer needs.**
  The Company will develop and offer unprecedented services that distinguish it from big-name carriers by carefully examining and anticipating customer needs.

Basic Strategies

Next-Generation Double Outsourcing

First Stage
(From establishment to the present)
With the following key terms, Keika Express has explored the niche market of the light-freight delivery business.

- Light trucks
- Non-standardization
- Double outsourcing
- Owner operators

And it has acquired the No. 1 position in the market.

Net sales have reached ¥30 billion.

Second Stage
(Medium-Term Management Plan for the March 2003-2005 Terms)

Next-Generation Outsourcing

Strategy 1 ▶ Explore a new market

Strategy 2 ▶ Restructure business foundations

Net sales will reach ¥50 billion.

Strategies for the Second Stage of Growth

Basic policy
Next-generation double outsourcing

Keika Express intends to evolve its "double outsourcing" business system into what we call "next-generation double outsourcing" by boosting its efforts to form business alliances with other entities. The Company's ultimate form would be one of the providers of logistics services without delivery trucks, warehouses or even truck drivers as its own assets.

Strategy 1
Explore a new market

Featuring low pricing-almost half the cost set by other players-and speedy delivery tailored to diverse client needs, Keika Express has tapped into the new market of small-combined-cargo delivery from business to business. This new market is expected to enlarge the Company's business scale dramatically, with great potential for the future.

Strategy 2
Restructure business foundations

Keika Express will restructure its business foundations by promoting business alliances with large and medium-sized carriers and encouraging the subcontracting of its "double outsourcing" business system to local small or medium-sized trucking firms. By securing more business partners so that we can outsource an increasing number of orders that might otherwise be beyond our capacity, we intend to establish a business system that will allow us to fulfill an expected huge increase in delivery needs with minimum risk.

Financial Highlights


Net sales (Millions of yen)
35,000
28,000
21,000
14,000
7,000
0
21,267
23,569
25,809
32,208
1998/3 1999/3 2000/3 2001/3 2002/3
Operating income (Millions of yen)
3,000
2,400
1,800
1,200
600
0
1,440
1,299
1,148
2,245
1998/3 1999/3 2000/3 2001/3 2002/3
Ordinary income (Millions of yen)
3,000
2,400
1,800
1,200
600
0
1,594
1,353
1,256
2,346
1998/3 1999/3 2000/3 2001/3 2002/3
Net income (Millions of yen)
2,000
1,600
1,200
800
400
506
680
680
1,053
1998/3 1999/3 2000/3 2001/3 2002/3
Total assets (Millions of yen)
20,000
16,000
12,000
8,000
4,000
0
8,020
10,779
11,718
17,249
1998/3 1999/3 2000/3 2001/3 2002/3
Stockholders' equity (Millions of yen)
7,500
6,000
4,500
3,000
1,500
0
2,230
3,196
5,130
6,110
1998/3 1999/3 2000/3 2001/3 2002/3

Consolidated (Millions of yen)

	1999/3	2000/3	2001/3	2002/3
Net sales	21,267	23,569	25,809	32,208
Gross profit	9,360	10,116	10,192	12,202
Operating income	1,440	1,299	1,148	2,245
Ordinary income	1,594	1,353	1,256	2,346
Net income	506	680	680	1,053
Total assets	8,020	10,779	11,718	17,249
Stockholders' equity	2,230	3,196	5,130	6,110
Capital	544	544	1,182	1,262
Stockholders' equity per share (Yen)	406.82	485.31	676.87	794.93
Net income per share (Yen)	92.42	103.47	96.78	138.33

Note: There is no consolidated financial data for the March 1998 term.

Segment Information

		1998/3		1999/3		2000/3		2001/3		2002/3	
		Net Sales (Millions of yen)	Composition of Sales (%)	Net Sales (Millions of yen)	Composition of Sales (%)	Net Sales (Millions of yen)	Composition of Sales (%)	Net Sales (Millions of yen)	Composition of Sales (%)	Net Sales (Millions of yen)	Composition of Sales (%)
Consolidated Sales by Segment	Transportation section (Consigned Freight Transportation Business)	—	—	11,572	54.4	14,155	60.1	17,577	68.1	22,432	69.6
	Sales section (Owner Operator Development Business)	—	—	9,694	45.6	9,414	39.9	8,232	31.9	9,776	30.4
	Total	—	—	21,267	100.0	23,569	100.0	25,809	100.0	32,208	100.0
Non-consolidated Sales by Segment	Transportation section (Consigned Freight Transportation Business)	8,546	51.0	11,572	54.3	14,155	60.8	17,578	69.0	20,364	67.8
	Sales section (Owner Operator Development Business)	8,212	49.0	9,722	45.7	9,120	39.2	7,908	31.0	9,659	32.2
	Total	16,759	100.0	21,295	100.0	23,275	100.0	25,486	100.0	30,024	100.0




Net sales
(Millions of yen)
35,000
28,000
21,000
14,000
7,000
0
16,759
21,295
23,275
25,486
30,024
1998/3 1999/3 2000/3 2001/3 2002/3


Operating income
(Millions of yen)
3,000
2,400
1,800
1,200
600
0
1,114
1,702
1,330
1,159
2,913
1998/3 1999/3 2000/3 2001/3 2002/3


Ordinary income
(Millions of yen)
3,000
2,400
1,800
1,200
600
0
1,231
1,886
1,381
1,222
2,989
1998/3 1999/3 2000/3 2001/3 2002/3


Net income
(Millions of yen)
2,000
1,600
1,200
800
400
0
312
872
709
668
1,586
1998/3 1999/3 2000/3 2001/3 2002/3


Total assets
(Millions of yen)
15,000
12,000
9,000
6,000
3,000
0
5,992
7,201
8,417
9,538
14,096
1998/3 1999/3 2000/3 2001/3 2002/3


Stockholders' equity
(Millions of yen)
7,500
6,000
4,500
3,000
1,500
0
1,752
2,596
3,369
5,291
6,804
1998/3 1999/3 2000/3 2001/3 2002/3

Non-consolidated

(Millions of yen)

	1998/3	1999/3	2000/3	2001/3	2002/3
Net sales	16,759	21,295	23,275	25,486	30,024
Gross profit	7,071	9,481	9,894	10,032	12,809
Operating income	1,114	1,702	1,330	1,159	2,913
Ordinary income	1,231	1,886	1,381	1,222	2,989
Net income	312	872	709	668	1,586
Total assets	5,992	7,201	8,417	9,538	14,096
Stockholders' equity	1,752	2,596	3,369	5,291	6,804
Capital	544	544	544	1,182	1,262
Stockholders' equity per share	319,596.23	473.51	512.12	698.12	885.29
Net income per share	56,910.52	159.11	107.76	95.07	208.38
Cash dividend per share	7,500.00	15.00	20.00	25.00	35.00


Sales Composition by Segment (Consolidated)
(Millions of yen)
Transportation section
Sales section
36,000
30,000
24,000
18,000
12,000
6,000
0
21,287
23,569
25,809
32,208
1998/3 1999/3 2000/3 2001/3 2002/3


Sales Composition by Segment (Non-consolidated)
(Millions of yen)
Transportation section
Sales section
36,000
30,000
24,000
18,000
12,000
6,000
0
16,759
21,295
23,275
25,486
30,024
1998/3 1999/3 2000/3 2001/3 2002/3

Business Line

Business Line

Delivery of light freight goods at frequent times in small lots, plus peripheral services

Keika Express intends to break with traditional restrictions by introducing the "software" perspective to the physical distribution business. The traditional delivery service for general consumers involves the delivery of only standard-sized parcels from shippers to their destinations. In contrast, Keika Express handles not only the delivery of goods but also a variety of peripheral needs that might occur before and/or after the delivery of all kinds of light freight, and has accordingly organized its business platform and operations.

This unique approach to the delivery business has distinguished the Company's services from its start, securing a competitive advantage over other freight operators.

Business System

(1) Keika Express' innovative "Double Outsourcing" system


Keika Express
Outsourcing of logistics operations
Outsourcing of delivery operations
Clients
Owner Operators
Supply of delivery and other value-added services on contract

Being positioned between a shipper—a client—and an independent light-freight forwarder registered with the Land Transport Bureau—called an "owner operator"—Keika Express offers the best solutions for both parties. This is what we call a "double outsourcing" business system.

First, we draw up the best logistics plan for a potential client and, once the client agrees, we enter into a contract with the client to offer logistics services. We then select the most qualified owner operator to accomplish the services and outsource the service to that operator. This is why we are dubbed a "truckless freight company."

Keika Express optimizes the effect of this "double outsourcing" business system by promoting two parallel efforts to enlarge its client base and secure qualified owner operators.

(2) Subcontracting the double outsourcing system itself


Keika Express
Outsourcing of delivery operations
Outsourcing of logistics operations
Subcontractor
Outsourcing of delivery operations
Clients
Contract Driver
Supply of delivery and other value-added services on contract

Keika Express has also developed a new form of business: subcontracting its "double outsourcing" system itself. Called the "Start-up Support Business," it involves supplying the know-how of Keika's "double outsourcing" business model to local small forwarders on a subcontract basis.

When Keika Express receives logistics service orders, it outsources these orders to such subcontractors in the relevant area. The subcontractors then perform the service using their own contract drivers.

This new form of business gives us another new "double outsourcing" system, even eliminating the necessity of having our own drivers or a fleet of delivery trucks.



Growth Trend (Non-consolidated)



Number of Delivery Service Contracts Closed
(Number)
10,000
7,500
5,000
2,500
0
3,945
6,577
6,235
7,807
8,596
1998/3
1999/3
2000/3
2001/3
2002/3



Income from Delivery Services
(Millions of yen)
20,000
15,000
10,000
5,000
0
8,465
11,446
13,917
17,233
19,457
1998/3
1999/3
2000/3
2001/3
2002/3



Number of Branches
(Number)
150
120
90
60
30
0
95
113
110
114
128
1998/3
1999/3
2000/3
2001/3
2002/3



Number of Owner Operator Contracts Closed
(Number)
10,000
8,000
6,000
4,000
2,000
0
6,314
8,507
9,280
9,380
9,829
1998/3
1999/3
2000/3
2001/3
2002/3

Strong Points

Covers peripheral operations of delivery well

The innovative "double outsourcing" system enables us to provide flexible and low-cost solutions to the growing demand for the delivery of non-standard cargos and pre- and/or post-delivery peripheral services. It also allows us to cope with the individualized needs that can vary from industry to industry, giving us a secure and distinct position relative to our competitors in the logistics industry.

To maintain an advantage in offering such peripheral services, Keika's contract owner operators play a crucial role. Available on a 24-hour basis, they deliver a variety of goods in small lots and at frequent intervals according to shippers' requirements. In addition, some of the owner operators have special skills or knowledge, such as the installation of electrical equipment, boosting the value of our services. Keika Express' consistent policy of offering customized and comprehensive services associated with the delivery of goods will continue to open up new business opportunities.


Installation of satellite TV antennas
Installation and wiring of electric appliances
Delivery of fresh flowers and plants
Breaking
andards
Cr
rds
Order taking
Shopping for clients
Collection of large-scale waste electric appliances

Customized Services for All Markets

Achieve differentiation by proposing customized services to address every market need.

Exclusive Delivery Vehicles

Keika Express sells its original delivery vehicles to owner operators. Exclusively developed, the Company's super-light trucks—as well as its "super trailers"—have a load capacity of 350 kg, or around 1.5 times that of average light trucks, to ensure better cost performance.

Keika has also developed a special structure that enables the truck to accept detachable refrigeration equipment and introduced "Freeze Pack Delivery," which allows the delivery of fresh goods in refrigerator boxes for which the temperature can be controlled for 12 hours.


Length: 2390mm
Height 1865mm
Platform length: 1840mm
Width: 1430mm



Super Trailer

Deep-freezer®



Freeze Pack Delivery





New Strength 1 Power of Growth: Keika B2B EXPRESS accelerates the company's growth.

Keika Express has launched the Keika B2B EXPRESS service to target the market for small cargo delivery from business to business. Although limited to business-to-business delivery, it is our first attempt to offer the service of combined delivery of less-than-truck loads from different shippers.

The double outsourcing system enables us to offer the B2B EXPRESS service at almost half the rate of our competitors, because we neither own our trucks nor employ our drivers. The service is expected to match the current needs of shippers. Starting in the 23 wards of Tokyo, we plan to expand coverage to the entire Tokyo metropolitan area as well as the Chukyo, Kinki and other regions. By gradually intensifying the focus on the Keika B2B EXPRESS service, we will further accelerate the company's growth.


23 wards of Tokyo
Tokyo metropolitan area
Kinki region
Chubu region

New Strength 2 New Business Model: a network of contract operators enlarges the company's business foundations.

Keika Express is receiving a growing number of orders for comprehensive logistics services. Having started the new Keika B2B EXPRESS service, the number is expected to grow even further. To deal with these changes, we are promoting business alliances with other logistics providers to build a network of allied logistics players, in addition to expanding the group of subcontractors to which we can outsource our jobs.

Keika will continue to promote such alliances to establish a new business model through a network of allied logistics players.

Ultimately, we intend to establish solid business foundations with the capacity to handle a huge amount of logistics needs speedily at low cost by operating three business models: traditional double outsourcing, the new type of double outsourcing through subcontractors and a network of allied logistics players.


A growing number of orders for comprehensive logistics services
Receives such orders from clients throughout the nation
Keika Express
Business Alliances
Allied logistics players get
(1) Licenses to use our exclusive delivery trucks and the logos
(2) Our business know-how and
(3) A range of jobs outsourced by Keika Express according
Outsources our jobs to the allied logistics players
Keika Express CS (Consolidated subsidiary)
Allied Logistics Players

Market Trend

Domestic Land Freight Tonnage and Home Delivery and Postal Packages Delivered in Japan


(Millions)
(Millions of tons)
3,000
2,500
2,000
1,500
1,000
500
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,261
6,102
5,822
5,810
6,016
6,177
6,065
5,820
5,853
5,774
1,125
1,189
1,245
1,328
1,434
1,530
1,616
1,832
2,357
2,573
408
426
401
378
400
388
326
316
319
310
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

Home delivery packages | Postal packages | Domestic land freight tonnage

Although domestic land freight hovered around 6,000 million tons annually throughout the 1990s, consumer-oriented home delivery services almost doubled from 1,125 million packages in 1991 to 2,573 million packages in 2000.

Source: Ministry of Land, Infrastructure and Transport(MLIT) and Ministry of Public Management, Home Affairs, Posts and Telecommunications.

Japanese Companies Outsourcing their Logistics Operations


100
80
60
40
20
0
(%)
41.9
63.6
71.1
71.7
69.2
70.0
Restaurants
Retailers
Wholesalers
Manufacturing Industry
Mining Industry
All Industries

Japanese Companies Considering Expansion of Logistics Outsourcing


100
80
60
40
20
0
(%)
31.1
31.8
36.7
25.8
25.0
29.7
Restaurants
Retailers
Wholesalers
Manufacturing Industry
Mining Industry
All Industries

According to METI's research on business activities in 2001, nearly 70% of the companies in all industries already outsourced their logistics operations, and nearly 30% were considering expansion of their logistics outsourcing. This suggests a growing outsourcing need for logistics operations, as is the case with other lines of business operations.

Source: Ministry of Economy, Trade and Industry (METI)

TRUSTEX

Number of Light-Truck Freight Operators in Japan


(Number)
150,000
120,000
90,000
60,000
30,000
0
75,699
81,789
86,357
92,783
100,131
110,093
117,611
123,720
128,121
130,076
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

Reflecting the growing interest in starting businesses by themselves amid the lingering economic slump and the resulting rise in unemployment rates, the number of registered light-truck freight operators nearly doubled during the 1990s from 75,699 in 1991 to 130,076 in 2000. This should give us an expanding source of capable owner operators on a continuous basis.

Source: MLIT Transport Bureaus

Ranking in Light-Truck Freight Transportation Industry

	1999			2000			2001		
Ranking	Company Name	Sales (millions of yen)	Market Share (%)	Company Name	Sales (millions of yen)	Market Share (%)	Company Name	Sales (millions of yen)	Market Share (%)
1	Keika Express Co., Ltd.	21,295	15.32	Keika Express Co., Ltd.	23,275	14.95	Keika Express Co., Ltd.	25,486	15.47
2	Keikyubin Co., Ltd.	4,840	3.48	KEIHIN DISTRIBUTION Co., Ltd.	12,500	8.03	KEIHIN DISTRIBUTION Co., Ltd.	14,400	8.74
3	SOKUHAI Co., Ltd.	3,778	2.72	Keikyubin Co.,Ltd.	4,854	3.12	Keikyubin Co.,Ltd.	5,606	3.40
4	Kanto Sokuhai	2,371	1.71	SOKUHAI Co., Ltd.	3,781	2.43	SOKUHAI Co., Ltd.	4,325	2.62
5	DAT Japan, Limited	2,160	1.55	SARUTE	2,932	1.88	A.N. Express	4,050	2.46
6	Japan Transport Group	2,121	1.53	Kanto Sokuhai	2,637	1.69	SARUTE	2,988	1.81
7	Accele	1,742	1.25	DAT Japan, Limited	2,359	1.52	DAT Japan, Limited	2,880	1.75
8	Bike Kyubin Co. Ltd.	1,660	1.19	Accele	2,127	1.37	Kanto Sokuhai	2,637	1.60
9	A.N. Express	1,622	1.17	Annex	1,900	1.22	Bike Kyubin Co. Ltd.	2,043	1.24
10	Japan Quick Service	1,500	1.08	Bike Kyubin Co. Ltd.	1,747	1.12	Annex	1,850	1.12
11	SARUTE	1,489	1.07	Work Station	1,249	0.80	Japan Quick Service	1,350	0.82
12	Akabou Miyagi	1,360	0.98	Akabou Miyagi	1,163	0.75	Work Station	1,300	0.79

The market size of our industry, which consists of forwarding firms using light vehicles, is estimated at ¥600 billion. Keika Express has already attained the No. 1 position in this market, pulling ahead of the other firms with a 15% share. However, the sales figures herein include those of services other than the delivery service itself.

Source: Teikoku Databank "Sales of companies mainly engaging in cargo-delivery service using light vehicles"
Note: The sales figures are for the companies' respective closing months: December for Kanto Sokuhai, May for DAT Japan, August for Annex, September for Work Station and March for the others.

Consolidated Management Indices

Note: There is no consolidated data for the March 1998 term.

Profitability


Ratio of gross profit to sales
50
40
30
20
10
0
44.01
42.92
39.49
37.88
1998/3 1999/3 2000/3 2001/3 2002/3


Ratio of operating profit to sales
10
8
6
4
2
0
6.77
5.51
4.45
6.97
1998/3 1999/3 2000/3 2001/3 2002/3


Ratio of ordinary profit to sales
10
8
6
4
2
0
7.49
5.74
4.86
7.28
1998/3 1999/3 2000/3 2001/3 2002/3

Profitability	1999/3	2000/3	2001/3	2002/3
Ratio of gross profit to sales (%)	44.01	42.92	39.49	37.88
Ratio of operating profit to sales (%)	6.77	5.51	4.45	6.97
Ratio of ordinary profit to sales (%)	7.49	5.74	4.86	7.28

Safety


Ratio of stockholders' equity
50
40
30
20
10
0
27.81
29.65
43.78
35.42
1998/3 1999/3 2000/3 2001/3 2002/3


Current ratio
200
160
120
80
40
0
130.61
140.88
157.47
133.84
1998/3 1999/3 2000/3 2001/3 2002/3


Fixed assets ratio
100
80
60
40
20
0
89.85
91.95
76.65
94.07
1998/3 1999/3 2000/3 2001/3 2002/3

Safety	1999/3	2000/3	2001/3	2002/3
Ratio of stockholders' equity (%)	27.81	29.65	43.78	35.42
Current ratio (%)	130.61	140.88	157.47	133.84
Fixed assets ratio (%)	89.85	91.95	76.65	94.07

Efficiency


Total assets turnover
5
4
3
2
1
0
2.65
2.50
2.29
2.22
1998/3 1999/3 2000/3 2001/3 2002/3


Fixed assets turnover
15
12
9
6
3
0
10.61
9.53
7.51
6.64
1998/3 1999/3 2000/3 2001/3 2002/3


Tangible fixed assets turnover
50
40
30
20
10
0
24.69
26.93
29.07
35.09
1998/3 1999/3 2000/3 2001/3 2002/3

Efficiency	1999/3	2000/3	2001/3	2002/3
Total assets turnover (times)	2.65	2.50	2.29	2.22
Fixed assets turnover (times)	10.61	9.53	7.51	6.64
Tangible fixed assets turnover (times)	24.69	26.93	29.07	35.09

Note: Total capital, stockholders' equity and fixed assets are the average value of the amounts at the beginning and end of each fiscal year, respectively.
However, fiscal period ended in March 1999 was calculated using the number at the end of the term.



Productivity


Sales per employee
50,000
40,000
30,000
20,000
10,000
0
38,668
41,277
41,196
44,273
1998/3 1999/3 2000/3 2001/3 2002/3


Net income per employee
2,500
2,000
1,500
1,000
500
0
978
1,192
1,086
1,448
1998/3 1999/3 2000/3 2001/3 2002/3


Number of employees
1,000
800
600
400
200
0
550
592
661
794
1998/3 1999/3 2000/3 2001/3 2002/3

Productivity	1999/3	2000/3	2001/3	2002/3
Sales per employee (Thousands of yen)	38,668	41,277	41,196	44,273
Net income per employee (Thousands of yen)	978	1,192	1,086	1,448
Number of employees (Persons)	550	592	661	794

Note: Sales per employee and net income per employee are computed for the average number of employees during the term.

Cash flow


Cash flow
1,000
800
600
400
200
0
509
553
371
558
1998/3 1999/3 2000/3 2001/3 2002/3


Depreciation expenses
150
120
90
60
30
0
103
138
126
140
1998/3 1999/3 2000/3 2001/3 2002/3


Capital investment
200
160
120
80
40
0
86
101
113
161
1998/3 1999/3 2000/3 2001/3 2002/3

Cash flow	1999/3	2000/3	2001/3	2002/3
Cash flow (Millions of yen)	509	553	371	558
Depreciation expenses (Millions of yen)	103	138	126	140
Capital investment (Millions of yen)	86	101	113	161

Note: Cash flow = Net income − Adjusted income and other taxes + Depreciation expenses − Dividends − Directors' and auditors' bonuses

Others


ROE
30
25
20
15
10
5
0
22.71
25.08
16.34
18.74
1998/3 1999/3 2000/3 2001/3 2002/3


ROA
30
25
20
15
10
5
0
17.42
13.45
9.95
15.33
1998/3 1999/3 2000/3 2001/3 2002/3

Others	1999/3	2000/3	2001/3	2002/3
Return on equity [ROE] (%)	22.71	25.08	16.34	18.74
Return on assets [ROA] (%)	17.42	13.45	9.95	15.33

Note 1: Total assets and stockholders' equity are the average value of the amounts at the beginning and end of each fiscal year, respectively. However, fiscal period ended in March 1999 was calculated using the number at the end of the term.

2: ROA = (Operating profit + Interest and dividends received − Interest expenses)/Average value of total capital employed at the beginning and end of each fiscal year

Non-consolidated Management Indices

Profitability


Ratio of gross profit to sales
50
40
30
20
10
0
44.52
42.51
42.00
42.19
39.36
1998/3 1999/3 2000/3 2001/3 2002/3


Ratio of operating profit to sales
10
8
6
4
2
0
9.70
7.99
6.64
5.71
4.55
1998/3 1999/3 2000/3 2001/3 2002/3


Ratio of ordinary profit to sales
10
8
6
4
2
0
9.95
8.86
7.34
5.93
4.79
1998/3 1999/3 2000/3 2001/3 2002/3

Profitability	1998/3	1999/3	2000/3	2001/3	2002/3
Ratio of gross profit to sales (%)	42.19	44.52	42.51	39.36	42.00
Ratio of operating profit to sales (%)	6.64	7.99	5.71	4.55	9.70
Ratio of ordinary profit to sales (%)	7.34	8.86	5.93	4.79	9.95

Safety


Ratio of stockholders' equity
100
80
60
40
20
0
55.47
48.27
29.24
36.05
40.03
1998/3 1999/3 2000/3 2001/3 2002/3


Current ratio
200
160
120
80
40
0
158.70
132.62
144.57
129.68
114.60
1998/3 1999/3 2000/3 2001/3 2002/3


Fixed assets ratio
100
80
60
40
20
0
89.17
91.62
80.20
72.11
67.21
1998/3 1999/3 2000/3 2001/3 2002/3

Safety	1998/3	1999/3	2000/3	2001/3	2001/3
Ratio of stockholders' equity (%)	29.24	36.05	40.03	55.47	48.27
Current ratio (%)	114.60	132.62	129.68	158.70	144.57
Fixed assets ratio (%)	91.62	89.17	80.20	67.21	72.11

Efficiency


Total assets turnover
5
4
3
2
1
0
3.27
3.22
2.98
2.83
2.54
1998/3 1999/3 2000/3 2001/3 2002/3


Stockholders' equity turnover
15
12
9
6
3
0
10.32
9.79
7.80
5.88
4.96
1998/3 1999/3 2000/3 2001/3 2002/3


Fixed assets turnover
15
12
9
6
3
0
11.89
10.86
9.27
8.14
7.09
1998/3 1999/3 2000/3 2001/3 2002/3

Efficiency	1998/3	1999/3	2000/3	2001/3	2002/3
Total assets turnover (times)	3.27	3.22	2.98	2.83	2.54
Stockholders' equity turnover (times)	10.32	9.79	7.80	5.88	4.96
Fixed assets turnover (times)	11.89	10.86	9.27	8.14	7.09

Note: Total capital, stockholders' equity and fixed assets are the average value of the amounts at the beginning and end of each fiscal year, respectively.



Productivity


Sales per employee
50,000
40,000
30,000
20,000
10,000
0
44,219
42,378
41,123
41,274
44,745
1998/3 1999/3 2000/3 2001/3 2002/3


Net income per employee
2,500
2,000
1,500
1,000
500
0
823
1,736
1,253
1,083
2,365
1998/3 1999/3 2000/3 2001/3 2002/3


Number of employees
1,000
800
600
400
200
0
460
545
587
648
694
1998/3 1999/3 2000/3 2001/3 2002/3

Productivity	1998/3	1999/3	2000/3	2001/3	2002/3
Sales per employee (Thousands of yen)	44,219	42,378	41,123	41,274	44,745
Net income per employee (Thousands of yen)	823	1,736	1,253	1,083	2,365
Number of employees (Persons)	460	545	587	648	694

Note: Sales per employee and net income per employee are computed for the average number of employees during the term.

Cash flow


Cash flow
1,500
1,200
900
600
300
0
349
875
650
384
1,311
1998/3 1999/3 2000/3 2001/3 2002/3


Depreciation expenses
150
120
90
60
30
0
76
103
138
126
116
1998/3 1999/3 2000/3 2001/3 2002/3


Capital investment
200
160
120
80
40
0
132
104
99
113
119
1998/3 1999/3 2000/3 2001/3 2002/3

Cash flow	1998/3	1999/3	2000/3	2001/3	2002/3
Cash flow (Millions of yen)	349	875	650	384	1,311
Depreciation expenses (Millions of yen)	76	103	138	126	116
Capital investment (Millions of yen)	132	104	99	113	119

Note: Cash flow = Net income – Adjusted income and other taxes + Depreciation expenses – Dividends – Directors' and auditors' bonuses

Others


Return on equity [ROE]
50
40
30
20
10
0
19.23
40.12
23.77
15.44
28.23
1998/3 1999/3 2000/3 2001/3 2002/3


Return on assets [ROA]
50
40
30
20
10
0
21.75
25.81
17.04
12.92
24.54
1998/3 1999/3 2000/3 2001/3 2002/3


Dividend payout ratio
50
40
30
20
10
0
13.17
9.42
18.56
26.30
16.86
1998/3 1999/3 2000/3 2001/3 2002/3

Others	1998/3	1999/3	2000/3	2001/3	2002/3
Return on equity [ROE] (%)	19.23	40.12	23.77	15.44	28.23
Return on assets [ROA] (%)	21.75	25.81	17.04	12.92	24.54
Dividend payout ratio (%)	13.17	9.42	18.56	26.30	16.86

Note 1: Total assets and stockholders' equity are the average value of the amounts at the beginning and end of each fiscal year, respectively. However, fiscal period ended in March 1999 was calculated using the number at the end of the term.
2: ROA = (Operating profit + Interest and dividends received – Interest expenses)/Average value of total capital employed at the beginning and end of each fiscal year

Balance Sheet

(Thousands of yen)

Assets	Consolidated			Non-consolidated		
	2000/3	2001/3	2002/3	2000/3	2001/3	2002/3
Current assets	7,840,317	7,785,450	11,501,221	5,715,384	5,981,084	9,189,739
Cash and bank deposits	2,884,963	2,700,702	3,785,296	2,723,154	2,472,564	3,211,059
Notes receivable	2,796	3,583	21,223	2,796	3,583	5,081
Trade receivable	2,297,578	2,433,065	3,664,034	2,348,393	2,620,437	3,934,147
Operating account receivable	–	–	354,176	–	–	–
Trade receivable in installment	2,101,273	1,711,383	2,141,639	–	–	–
Inventories	30,159	40,242	107,783	30,159	40,204	107,773
Prepaid expenses	64,052	84,808	154,261	53,456	76,500	94,830
Deferred tax assets	104,361	132,464	247,831	26,563	50,170	113,698
Short-term loans	–	200,000	300,547	75,000	200,000	1,054,881
Other receivables	389,697	497,737	751,237	450,522	522,290	686,859
Others	20,994	38,516	41,859	22,803	40,382	47,003
Allowance for doubtful accounts	△55,560	△57,054	△68,672	△17,465	△45,049	△45,596
Fixed assets	2,939,424	3,933,122	5,747,834	2,702,535	3,557,087	4,906,654
Tangible fixed assets	888,908	886,608	949,150	887,212	885,354	867,580
Buildings	278,157	266,883	272,500	278,157	266,883	261,336
Structures	4,008	3,432	4,620	4,008	3,432	2,941
Vehicles and transportation equipment	116,009	128,400	153,881	115,074	128,400	115,810
Tools, furniture and fixture	74,435	71,593	82,183	73,673	70,339	71,193
Machinery and equipment	–	–	9,909	–	–	–
Land	416,298	416,298	426,055	416,298	416,298	416,298
Intangible assets	82,156	99,036	418,879	80,916	89,748	103,718
Software	2,972	14,392	26,080	2,972	8,309	21,406
Telephone rights	79,184	84,644	93,712	77,944	81,438	82,312
Consolidation adjustment account	–	–	299,086	–	–	–
Investment and other assets	1,968,359	2,947,476	4,379,804	1,734,406	2,581,983	3,936,355
Investment securities	–	110,463	58,084	–	110,463	57,818
Shares in affiliates	–	–	80,000	37,710	37,710	357,710
Investment in interests	20	20	665	20	20	20
Long-term loans	–	–	2,895	103,250	–	2,895
Long-term receivable	566,782	1,694,611	1,956,405	469,619	1,577,075	1,860,675
Claims in bankruptcy, rehabilitation and other similar items	666,434	541,474	1,461,904	552,072	372,273	1,128,768
Long-term prepaid expenses	40,443	26,207	52,232	19,626	9,922	14,171
Deferred tax assets	435,460	649,888	879,167	223,383	414,750	453,158
Guarantee deposits	638,018	754,808	980,568	627,800	744,546	887,676
Insurance fund	97,258	116,878	142,611	97,258	116,878	142,611
Others	20,000	20,000	20,000	20,000	20,000	20,000
Allowance for doubtful accounts	△496,058	△966,875	△1,254,730	△416,335	△821,657	△990,151
Total assets	10,779,741	11,718,572	17,249,056	8,417,919	9,538,171	14,096,394



(Thousands of yen)

Liabilities	Consolidated 2000/3	Consolidated 2001/3	Consolidated 2002/3	Non-consolidated 2000/3	Non-consolidated 2001/3	Non-consolidated 2002/3
Current liabilities	5,565,206	4,944,011	8,688,705	4,407,268	3,768,773	6,452,375
Trade payable	229,965	223,897	262,183	229,965	222,145	262,183
Operating account payable	–	–	156,583	–	–	–
Notes payable	–	–	150,000	–	–	–
Short-term borrowings	1,730,450	883,690	2,455,000	1,580,450	755,990	2,150,000
Bonds payable to be repaid within one year	–	–	96,000	–	–	96,000
Current portion of long-term borrowings	836,960	706,626	1,035,366	394,532	217,532	225,003
Payables to owner operators	1,189,425	1,415,501	1,538,038	1,189,425	1,415,501	1,571,634
Other payables	296,296	308,648	482,016	518,911	377,398	603,540
Accrued income taxes	259,098	402,052	1,108,260	200,299	390,885	1,008,008
Accrued consumption taxes	49,784	68,747	196,733	49,784	68,747	177,900
Accrued expenses	105,472	142,757	178,220	104,488	139,157	156,029
Advance received	4,448	2,402	11,392	4,003	2,204	9,216
Deposits received	46,333	88,446	81,318	45,785	86,057	78,040
Allowance for bonuses	89,968	94,513	118,526	88,243	91,579	102,644
Unearned revenue	–	38,522	51,921	739	639	2,279
Unearned interest on installment	726,288	567,223	755,498	–	–	–
Others	714	998	11,647	639	933	9,894
Fixed liabilities	2,017,917	1,643,871	2,450,200	640,918	477,633	839,283
Bonds	–	–	204,000	–	–	204,000
Corporate bond with subscription warrant	–	–	–	–	–	40,000
Long-term borrowings	1,810,709	1,279,349	1,787,698	433,935	225,003	325,000
Reserve for retirement benefits	–	22,174	97,355	–	22,174	15,007
Reserve for directors' retirement allowances	207,208	230,981	256,401	206,983	230,456	255,276
Long-term unearned revenue	–	111,367	104,596	–	–	–
Others	–	–	150	–	–	–
Total liabilities	7,583,123	6,587,883	11,138,906	5,048,186	4,246,407	7,291,659
Shareholders' equity						
Capital	544,450	1,182,450	1,262,448	544,450	1,182,450	1,262,448
Capital reserve	336,000	1,108,000	1,188,958	336,000	1,108,000	1,188,958
Profit reserve		–	–	20,192	35,272	48,572
Consolidated retained earnings	2,316,167	2,846,619	3,673,157	–	–	–
Other reserves	–	–	–	2,469,090	2,972,422	4,319,170
Voluntary reserve	–	–	–	1,300,000	2,000,000	2,500,000
Unappropriated profit for the year	–	–	–	1,169,090	972,422	1,819,170
Valuation differences on other securities	–	△6,380	△13,714	–	△6,380	△13,714
Treasury stock	–	–	△699	–	–	△699
Total shareholders' equity	3,196,617	5,130,689	6,110,150	3,369,733	5,291,764	6,804,735
Total liabilities and shareholders' equity	10,779,741	11,718,572	17,249,056	8,417,919	9,538,171	14,096,394

Income Statement

(Thousands of yen)

Ordinary profit and loss	Consolidated 2000/3	Consolidated 2001/3	Consolidated 2002/3	Non-consolidated 2000/3	Non-consolidated 2001/3	Non-consolidated 2002/3
Operating profit and loss						
Operating revenue						
Net sales	23,569,703	25,809,739	32,208,723	23,275,434	25,486,438	30,024,144
Operating expenses						
Cost of goods sold	13,453,494	15,616,824	20,006,392	13,380,897	15,453,623	17,414,326
Selling, general and administrative expenses	8,816,215	9,044,208	9,957,167	8,563,878	8,872,822	9,696,557
Operating income	1,299,994	1,148,706	2,245,162	1,330,658	1,159,992	2,913,260
Non-operating profit and loss						
Non-operating revenue						
Interest income	1,258	2,433	2,583	24,045	3,990	8,848
Dividends income	2,002	40	66	2,002	40	40
Income from indemnities	72,592	48,159	91,090	72,592	48,159	91,090
Fees received	80,703	91,592	69,703	80,703	91,592	69,703
Others	13,722	48,822	44,198	13,681	17,824	28,400
Non-operating expenses						
Interest expenses	35,297	31,092	26,432	34,433	30,882	21,145
Cancellation charges	21,403	—	—	48,291	16,020	20,508
IPO preparation charges	28,031	13,917	3,818	28,031	13,917	3,818
Loss on sale of marketable securities	15,229	—	—	15,229	—	—
Others	16,674	38,024	76,271	16,673	38,024	76,251
Ordinary income	1,353,639	1,256,722	2,346,283	1,381,025	1,222,775	2,989,620
Extraordinary profit and loss						
Extraordinary profit						
Gain on sale of fixed assets	—	987	1,123	—	987	1,123
Extraordinary loss						
Loss on sale of fixed assets	106	125	—	106	125	—
Loss on retirement of fixed assets	6,435	9,025	7,048	6,435	9,025	6,064
Loss on evaluation of investment securities	—	—	45,000	—	—	40,000
Differences resulting from a change of accounting standard for retirement benefits	—	20,876	—	—	20,876	—
Income before income taxes	1,347,096	1,227,683	2,295,358	1,374,482	1,193,736	2,944,680
Corporate income tax, inhabitant tax and enterprise tax	781,916	785,043	1,527,705	711,988	735,578	1,401,953
Prior year's corporate income tax, etc.	—	—	53,499	—	—	52,355
Income taxes-deferred	△115,683	△237,911	△339,334	△46,540	△210,353	△96,625
Net income	680,863	680,551	1,053,487	709,035	668,511	1,586,997
Brought forward retained earnings	—	—	—	329,028	376,290	326,922
Prior years' adjustments related with tax effect	—	—	—	203,406	—	—
Interim dividends paid	—	—	—	65,799	65,799	94,749
Transfer to profit reserve related of payment of interim dividends	—	—	—	6,579	6,579	—
Unappropriated profit of the year	—	—	—	1,169,090	972,422	1,819,170

(Thousands of yen)

Consolidated statements of retained earnings	Consolidated 2000/3	Consolidated 2001/3	Consolidated 2002/3
Beginning balance of consolidated retained earnings	1,774,437	2,316,167	2,846,619
Beginning balance of consolidated retained earnings	1,350,299	2,316,167	2,846,619
Prior years' adjustments related with tax effect	424,138	—	—
Decrease in consolidated retained earnings	139,133	150,099	226,949
Dividends	120,633	131,599	208,449
Directors' bonuses	18,500	18,500	18,500
Net income	680,863	680,551	1,053,487
Ending balance of consolidated retained earnings	2,316,167	2,846,619	3,673,157



Statement of Cash Flow

(Thousands of yen)

Statements of Cash Flows	Consolidated 2000/3	2001/3	2002/3
Cash flows from operating activities			
Income before income taxes	13,471,096	1,227,683	2,295,358
Depreciation	138,829	126,747	140,033
Increase in allowance for doubtful accounts	323,508	472,310	294,681
Increase in allowance for bonuses	12,286	4,544	6,192
Increase or decrease in reserve for retirement benefits	—	22,174	△37,126
Increase in reserve for directors' retirement allowances	23,025	23,773	25,420
Interest and dividends income	△3,261	△2,474	△2,650
Interest expenses	35,297	31,092	26,583
Increase in trade receivables	△1,269,276	△1,328,998	△2,345,092
Increase or decrease in receivables in installment	△901,514	364,080	△529,453
Increase or decrease in inventories	2,962	△28,057	△44,496
Increase in trade payables	240,906	219,990	△47,236
Increase or decrease in accrued consumption taxes	△177,044	17,557	128,776
Increase or decrease in other assets and liabilities	20,128	14,879	△672,851
Others	3,272	△10,337	107,196
Sub-total	△203,783	1,154,966	△654,664
Receipt of interest and dividends	3,623	2,448	2,877
Payment of interest	△39,902	△26,362	△33,847
Payment of income taxes	△1,369,810	△642,089	△876,014
Cash flows from operating activities	△1,609,872	488,963	△1,561,648
Cash flows from investing activities			
Increase in time deposits	△408,000	△408,000	△472,000
Proceeds from time deposits	405,000	300,000	300,000
Payment for acquisition of investment securities	—	△121,463	△80,000
Proceeds from sales of investment securities	84,672	—	3,000
Purchase of tangible fixed assets	△101,321	△113,466	△141,361
Sales proceeds form tangible fixed assets	30	11,349	2,300
Proceeds from acquisition of subsidiary stocks according to the change in scope of consolidation.	—	—	515,405
Others	8,555	△219,768	△322,724
Cash flows from investing activities	△11,062	△551,348	△195,380
Cash flows from financing activities			
Net increase or decrease in short-term borrowings	806,104	△846,760	1,571,310
Increase in long-term borrowings	1,725,000	150,000	1,700,000
Repayment of long-term borrowings	△606,869	△811,694	△862,911
Issuance of shares	—	1,410,000	159,996
Payment of dividends	△120,633	△131,599	△208,449
Proceeds from issuance of bonds	—	—	300,000
Payment for purchase of treasury stock	—	—	△699
Cash flows from financing activities	1,803,601	△230,053	2,659,245
Increase in cash and cash equivalents	182,668	△292,439	902,216
Beginning balance of cash and cash equivalents	2,263,125	2,445,792	2,153,353
Acceptance of cash and cash equivalents in connection with merger	—	—	—
Ending balance of cash and cash equivalents	2,445,792	2,153,353	3,055,570

Corporate Data

Profile

Company name: Keika Express Co., Ltd.
Head office: 12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065
Tel: (06) 6907-5770
Fax: (06) 6907-5780
URL: http://www.keikaexp.co.jp/
Establishment: December 21, 1987
Capital stock: ¥1,262,448,000 (as of March 31, 2002)
Workforce: 694 [794 on a consolidated basis] (as of March 31, 2002)
Stock listing: Second Section of the Osaka Securities Exchange (Code: 9374)

History

December 1987
Keika Express Co., Ltd., established in Neyagawa, Osaka, and the light-truck freight transportation business with the innovative "owner-operator system" started.
March 1988
Opened Kitaosaka Branch in Settsu, Osaka, to extend its business to the Keihanshin area covering Kyoto, Osaka and Kobe.
January 1991
Opened Komaki Branch in Komaki, Aichi, to extend its business to the Chubu area.
April 1992
Opened Adachi Branch in Adachi-ku, Tokyo, to extend its business to the Kanto area.
June 1992
The business in the Chubu area separated and taken over by the newly established Chukyo Keika Express Co., Ltd.
March 1994
The business in the Kanto area separated and taken over by the newly established Tokyo Keika Express Co., Ltd.
September 1994
The goodwill of Okayama Keika Express Co., Ltd., assigned to Keika Express. Opened Okayama Branch in Okayama-shi, Okayama, in October 1994 to start marketing activity. Opened several sales branches in the Chugoku area afterward.
August 1995
Opened Sendai Branch in Sendai, Miyagi, to extend its business to the Tohoku area.
September 1995
Opened Fukuoka Branch in Fukuoka-shi, Fukuoka, to extend its business to the Kyushu area.
April 1996
Opened Kanazawa Branch in Kanazawa, Ishikawa, to extend its business to the Hokuriku area.
July 1996
Opened Sapporo Branch in Sapporo, Hokkaido, to extend its business to the Hokkaido area.
Acquired Tokyo Keika Express Co., Ltd., and Chukyo Keika Express Co., Ltd., to reinforce operating base.
August 1996
KSE East-Japan Co., Ltd., became a fully owned subsidiary through a stock transfer.
October 1996
Opened Niigata Branch in Niigata-shi, Niigata, to extend its business to the Koshinetsu area.
Head office moved to Kadoma, Osaka.
December 1996
KSE West-Japan Co., Ltd., became a fully owned subsidiary through a stock transfer.
March 1997
Opened Takamatsu Branch in Takamatsu, Kagawa, to extend its business to the Shikoku area.
April 1997
Advance payment system introduced by assigning a sufficient number of personal computers to all branches.
June 1997
Opened Tottori Branch in Tottori-shi, Tottori, to extend its business to the Sanin area.
April 1998
To change the par value of its stock from ¥50,000 to ¥50, the former Keika Express Co., Ltd., the substantial surviving company, was merged with the formal surviving company Keika Express Co., Ltd., former Kyowa Meiki Co., Ltd.
December 1998
Luck PLC as a limited liability company incorporated into Luck Co., Ltd. as a joint stock company.
July 2000
KSE East-Japan Co., Ltd. (consolidated subsidiary), acquired KSE West-Japan Co., Ltd. (consolidated subsidiary). The trade name was changed to MC Convenience Co., Ltd., and the head office moved to Kadoma, Osaka.
October 2000
Stock listed on the Second Section of the Osaka Securities Exchange.
April 2001
Keika Express CS (formerly Footwork Delivery Service Corporation) became a consolidated subsidiary following the allocation of new stocks to a third party.
March 2002
Acquired the 100% equity of Luck PLC through a stock transfer.

Subsidiaries/Affiliates


Transportation Section (Consigned Freight Transportation Business)
Sales Section (Owner Operator Development Business)
Client (Shipper)
Luck PLC (Non-consolidated subsidiary)
Outsources logistics operations
Sells second-hand vehicles and their accessories
Keika Express Co., Ltd.
Outsources logistics operations
Outsources logistics operations
Keika Express CS (Consolidated subsidiary)
Outsources logistics operations
Sells delivery vehicles
Pays advances for car loans
Owner Operator
Car loan contract
Lease contract
Auto insurance
MC Convenience Co., Ltd. (Consolidated subsidiary)

Keika Express Co., Ltd.
12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065 TEL:(06)6907-5770 FAX:(06)6907-5780
http://www.keikaexp.co.jp/